UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON APRIL 26th, 2021

embraer.com

1. Message from the Chairman of the Board of Directors	5
2. Information and Guidelines for Attendance at the Meetings	6
2.1. Voting at the Meetings	6
2.2. In-person Attendance at Meetings	7
2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância)	8
3. Call Notice	10
4. Management’s Proposals on the Agenda	13
4.1. To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2020	13
4.2. To review and to resolve on the allocation of income for the fiscal year ended December 31, 2020	13
4.3. To define the number of members of the Board of Directors	14
4.4. To elect the members of the Board of Directors	14
4.5. To elect the members of the Fiscal Council	15
4.6. To determine the aggregate annual compensation of the Company’s management	16
4.7. To determine the compensation of the members of the Fiscal Council	17
4.8. To review and resolve on the amendment to the Bylaws to change the name of the Strategy Committee and the People and Governance Committee	17
4.9. To review and resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature;	17
4.10. To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company	18
4.11. Approve the restatement of the Bylaws resulting from the approved amendments in the items above	18
4.12. To examine, discuss and approve the terms and conditions of the Protocol and Justification for the Merger of Savis Tecnologia e Sistemas S.A. (“Savis”) into the Company (“Protocol and Justification”and “Merger of Savis”, respectively), entered into by the executive officers of the Company and of Savis	18

4.13. To ratify the engagement of the expert company Premiumbravo Auditores Independentes to prepare the appraisal report regarding the shareholders’ equity of Savis at book value, as set forth by Section 227 and 8 of Law No. 6,404/76 (“Appraisal Report”)	19
4.14. To approve the Appraisal Report	19
4.15. To approve the Merger of Savis	19

ANNEXES:

Annex I – Management’s Considerations

Annex II – Opinion and Report of the Audit, Risk and Ethics Committee

Annex III – Information about the Candidates for the Board of Directors

Annex IV – Information about the Candidates for the Fiscal Council

Annex V – Management Compensation

Annex VI – Proposed Bylaws

Annex VII – Report of Proposed Amendments to the Bylaws

Annex VIII – Information about the Appraisal Experts

Annex IX – Appraisal Report

Annex X – Information about the Merger of Savis

1. Message from the Chairman of the Board of Directors

São José dos Campos, March 26, 2021

Dear Shareholder,

We are pleased to invite you to attend the Annual and Extraordinary General Shareholders’ Meetings (“AGOE” or ”Meetings”) of Embraer S.A. (“Embraer” or “Company”), cumulatively called for April 26, 2021, at 10:00 am, to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, building F-100, in the city of São José dos Campos, State of São Paulo.

Embraer’s shares have been listed on B3 S.A.—Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

In the AGOE, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented proposals related to the matters on which to be voted, which are included in this Manual.

For the (i) Annual General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least 25% of the voting capital stock is required, pursuant to Section 125 of Law No. 6,404/76; and (ii) Extraordinary General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least two-thirds of the voting capital stock is required, pursuant to Section 135 of Law No. 6,404/76.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGOE.

We encourage your attendance in the Meetings, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

2. Information and Guidelines for Attendance at the Meetings

2.1.    Voting at the Meetings

Each common share will be entitled to one vote on the resolutions of the Meetings, subject to the following limits set forth in the Company’s Bylaws:

a)	No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)

The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to the Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meetings will be calculated separately. To that end, the Chairman of the Meetings shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meetings.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.    In-person Attendance at Meetings

In order to attend the Meetings in person or by proxy, we request that you present to Embraer, at least forty-eight (48) hours prior to the date of the Meetings, the following documents:

a)	Power of attorney with special power for representation at the Meetings, in the case of a proxy;

b)

For shareholders who have their shares deposited in the fungible custody of shares (custódia fungível de ações), a statement provided by the custodian institution confirming their respective shareholdings; and

c)

Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution), as provided for in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least forty-eight (48) hours before the Meetings, if you belong to a Shareholder Group.

The Company also informs that notarized powers of attorney shall not be required for these Meetings, also as a manner of facilitating the verification of powers under the current circumstances.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br .

2.3.    Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i) a digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) a digital copy of the original of the following documents:

For individuals:

- identity document with photograph of the shareholder;

For legal entities:

- current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

- identity document with photograph of the legal representative.

For investment funds:

- current consolidated governing document of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- identity document with photograph of the legal representative.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meetings and those received after such date will be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or that are accompanied by a translation in those languages. The following identity documents will be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company will inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central).

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-6874, or by e-mail at investor.relations@embraer.com.br

3. Call Notice

(The Call Notice will be published in the newspapers O Vale, Valor Econômico and Diário Oficial do Estado de São Paulo in the editions dated March 26, 27 and 302021.)

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Annual and Extraordinary General Shareholders’ Meetings (“Meetings”), to be held, cumulatively, on April 26, 2021, at 10:00 am, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, building F-100, to review and resolve on the following agenda:

At the Annual General Shareholders’ Meeting:

1.     To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2020;

2.     To review and to resolve on the allocation of the net income for the fiscal year ended December 31, 2020;

3.     To define the number of members of the Board of Directors;

4.     To elect the members of the Board of Directors;

5.     To elect the members of the Fiscal Council;

6.     To determine the aggregate annual compensation of the Company’s management; and

7.     To determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1.     To resolve on the amendment to the Bylaws in order to change the name of the Strategy Committee and of the People and Governance Committee;

2.     To resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature;

3.     To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company.

4.     To approve the restatement of the Bylaws resulting from the amendments mentioned in preceding item;

5.     To examine, discuss and approve the terms and conditions of the protocol and justification for the merger of SAVIS Tecnologia e Sistemas S.A. (“Savis”) into the Company (“Protocol and Justification”and “Merger of Savis”, respectively), entered into by the executive officers of the Company and of Savis;

6.     To ratify the engagement of specialized company Premiumbravo Auditores Independentes to prepare the appraisal report regarding the shareholders’ equity of Savis at book value, as set forth by Section 227 and 8 of Law No. 6,404/76 (“Appraisal Report”);

7.     To approve the Appraisal Report; and

8.     To approve the Merger of Savis.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meetings hereby called, including those mentioned in Sections 9, 10, 11, 12 and 13 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)

To participate in the Meetings in person or by proxy, we request, if possible, that you present to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours before the Meetings, whether you belong to a Shareholder Group (as such term is defined in the Company’s Bylaws).

b)	The documents mentioned in item “a” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

c)

In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual for Meetings published on the date hereof and available on the websites above.

d)

Considering the current guidelines of the Ministry of Health and the Government of the State of São Paulo for prevention and control of the Coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to the use of the distance voting ballot (boletim de voto à distância) for participation in the Meetings hereby called, in particular by sending the voting ballot to service providers capable of collecting and transmitting instructions for filling it out (custodian or bookkeeper), given the greater simplicity of such procedure.

e)

Pursuant to Section 3 of CVM Instruction 165/91 and Section 4 of CVM Instruction 481/09, it is hereby informed that the minimum percentage of voting capital required to request the adoption of the multiple voting procedure for election of the members of the Board of Directors is five percent (5%) of the voting shares of the Company. This option may only be exercised by the shareholders if the requirement to give notice at least forty-eight (48) hours in prior to the Meetings is observed.

f)

The slates of candidates that are running for the Board of Directors positions and for Fiscal Council positions, as respectively proposed by the Board of Directors and the Fiscal Council, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and/or the Fiscal Council must comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders will be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

São José dos Campos, March 26, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

4. Management’s Proposals on the Agenda

Annual General Shareholders’ Meeting:

4.1.    To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2020

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by the Company’s Board of Directors; and (ii) obtained a favorable opinion from the Company’s Fiscal Council and Audit, Risk and Ethics Committee. The financial statements were audited and obtained a favorable opinion from the Company’s independent auditors, PricewaterhouseCoopers.

The documents submitted for shareholders’ approval were published in the newspapers Valor Econômico, O Vale and Diário Oficial do Estado de São Paulo on March 25, 2021, and are available at the Company’s headquarters, CVM and B3, as well as on the internet on Embraer’s website (ri.embraer.com.br).

The Company’s Board of Directors recommends that its shareholders carefully examine the documents made available by Management to review the Company’s financial statements and, if they agree, to approve these accounts and financial statements.

Pursuant to Section 9, item III, of CVM Instruction No. 481/09, the information set forth in Annex I hereto reflects Management’s comments about the Company’s financial condition.

Moreover, the opinion and report of the Audit, Risk and Ethics Committee are included in Annex II hereto.

4.2.    To review and to resolve on the allocation of income for the fiscal year ended December 31, 2020

The allocation of the result consists in determining the portions of the net loss that will be absorbed by the legal and statutory revenue reserves. According to the financial statements ended on December 31, 2020, the Company recorded a net loss of R$ R$3,616,014,123.60.

The Board of Directors voted to present the following proposal for allocation of net loss for the fiscal year ended December 31, 2020 at the Annual General Shareholders’ Meeting: (i) absorption by the Revenue Reserves in the amount of R$2,595,444,555.21, already increased by the loss from the sale of treasury shares by virtue of the exercise of stock options under the Company’s stock option program in the amount of R$392,851.98, of which R$433,492,658.34 was absorbed by the “Legal Reserve”, R$103,775,930.87 by the “Investment Subsidy Reserve”, and R$2,058,175,966.00 by the “Investments and Working Capital Reserve”; (ii) Maintenance of the excess amount to the Revenue Reserves totaling R$1,020,962,420.37 recorded as “Accumulated Losses” in the Shareholders’ Equity of the Company.

The information set forth in Annex 9-1-II of CVM Instruction No. 481/09 will not be presented due to the assessment of loss in the year.

4.3.    To define the number of members of the Board of Directors

Embraer’s management proposes that the Board of Directors be composed of eleven effective members, for a term of two (2) years.

4.4.    To elect the members of the Board of Directors

The Board of Directors of Embraer consists of a minimum of 9 and a maximum of 11 members.

Separate Voting

Pursuant to Section 27, Paragraph 1, of the Company’s Bylaws, the Brazilian Federal Government, as holder of a golden share, is entitled to elect one effective member of the Board of Directors and his or her alternate. The Company informs that it received the appointment of members from Federal Government, namely, Air Lieutenant-Brigadier Marcelo Kanitz Damasceno, as effective member, and Air Lieutenant-Brigadier Heraldo Luiz Rodrigues as alternate member.

Pursuant to Section 27, Paragraph 2, of the Company’s Bylaws, the Company’s employees are entitled to elect, in a separate vote, two effective members of the Board of Directors and their respective alternates, of whom one member and his or her alternate are appointed by Embraer’s non-shareholder employees and one member and his or her alternate are appointed by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer). The Company informs that it received the appointment of (i) the representatives of the non-shareholder employees, namely, Dejair Losnak Filho, as effective member, and Emerson José dos Santos Leite, as alternate member; and (ii) the representatives of Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), namely, Alexandre Magalhães Filho, as effective member, and Maria Antonieta Rosina Tedesco de Oliveira Pego, as alternate member.

Election of the Other Members

Pursuant to Section 27, Paragraph 3, of the Company’s Bylaws, the other members of the Board of Directors will be elected by the other shareholders, and the Board of Directors, pursuant to Section 31, Paragraph 1, of Embraer’s Bylaws, will indicate a slate of candidates.

The Board of Directors resolved to submit to the Annual General Shareholders’ Meeting the following slate of candidates for election, which was previously discussed and recommended by the People and Governance Committee:

Members of the Board of Directors:

•	Alexandre Gonçalves Silva (Chairman)

•	Raul Calfat (Vice-Chairman)

•	Claudia Sender Ramirez

•	Dan Ioschpe

•	João Cox Neto

•	Maria Letícia de Freitas Costa

•	Pedro Wongtschowski

•	Sergio Guillinet Fajerman

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to appoint a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to appoint an alternative slate for the Board of Directors must notify Embraer in this regard, in writing, up to ten (10) days before the Meetings, setting forth the information related to the candidates included in items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 10 of CVM Instruction No. 481/09, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer will publish, within eight (8) days before the Meetings, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meetings will be declared elected.

Pursuant to Law No. 6,404/76, Section 3 of CVM Instruction No. 165/91, Section 4 of CVM Instruction No. 481/09, and Section 32 of Embraer’s Bylaws, shareholders representing at least five percent (5%) of the capital stock may request, in writing, the adoption of cumulative voting, forty-eight (48) hours before the Meetings.

The Company cannot predict the result of the elections nor does it have information about the candidates that may be presented during the Meetings. If you wish to join these discussions, we recommend you attend the Meeting in person in order to be able to analyze and judge the candidates that may be considered in the Meetings.

The Company also highlights that, (i) based on the representations provided by the candidates, they meet the independence criteria set forth in the Listing Rules of Novo Mercado, segment in which the shares issued by the Company are traded, and, accordingly, 100% of the appointed members mentioned above would be Independent Members, pursuant to the Novo Mercado Listing Rules, if elected/reelected, and (ii) the candidates are in compliance with the guidelines of the Policy for Appointment and Training of Members of the Board of Directors and Committees of the Company.

The information included in items 12.5 to 12.10 of the Brazilian Annual Report related to the slate of candidates proposed by the Board of Directors, as well as the members appointed by the Federal Government, the non-shareholder employees of the Company and by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), is set forth in Annex III hereto, in compliance with Section 10 of CVM Instruction No. 481/09.

4.5.    To elect the members of the Fiscal Council

The election of members of the Fiscal Council shall comply with the rules set forth in Section 41, Paragraph 1, of the Company’s Bylaws.

Pursuant to Section 31, Paragraph 1, of the Company’s Bylaws, the slate proposed for the 2021/2022 period is as follows:

Effective Members    Alternate Members

Ivan Mendes do Carmo	Tarcísio Luiz Silva Fontenele

José Mauro Laxe Vilela	Wanderley Fernandes da Silva

João Manoel Pinho de Mello	Pedro Jucá Maciel

Maurício Rocha Alves de Carvalho	Mario Ernesto Vampré Humberg

Ivan Mendes do Carmo is appointed as Chairman and José Mauro Laxe Vilela is appointed as Vice-Chairman of the Fiscal Council.

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to appoint a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to appoint an alternative slate for the Fiscal Council, must notify Embraer in this regard, in writing, up to ten (10) days before the Meetings, setting forth the information related to the candidates included in items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 10 of CVM Instruction No. 481/09, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer will publish, within eight (8) days before the Meetings, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meetings will be declared elected.

The information included in items 12.5 to 12.10 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in Annex IV hereto, in compliance with Section 10 of CVM Instruction No. 481/09.

4.6.    To determine the aggregate annual compensation of the Company’s management

Pursuant to Section 18, item IV, of the Company’s Bylaws, the Annual General Shareholders’ Meeting must establish the aggregate annual compensation of members of the Company’s management.

Considering the relevance of ensuring that the amounts of the aggregate compensation include the amounts set forth in item 13 of the Brazilian Annual Report, the Company includes in the aggregate compensation the costs related to the stock-based compensation offered to the members of the management. Considering that the fair value of the grants related to the long-term incentive plan is calculated based on the market value of the Company’s shares, the appreciation of the value of these shares is reflected in the value of the stock-based compensation.

Accordingly, the annual aggregate limit proposed by the Board of Directors as compensation of members of the Company’s management is R$ 65 million for the period between May 2021 and April 2022.

The aggregate compensation proposed herein is lower to the amount approved by shareholders at the 2020 Annual General Shareholders’ Meetings, in reason of the non inclusion of the employer`s payroll charges, according to the understanding of CVM’s Board of Commissioners in Proceeding No. 19957.007457/2018-10, included in SEP Official Letter No. 01/21 (Ofício SEP No. 01/21). In effect, the aggregate compensation of the Company`s management is being presented herein net of the employer’s payroll charges, which are not covered by the concept of “benefit of any kind” referred to in Sectio 152 of Law No. 6,404 / 76.

Please also note that the Annual General Shareholders’ Meeting held in 2020 approved an aggregate limit as compensation to members of the management of R$69 million, and the estimated amount to be effectively realized until April 2021 is approximately R$ 38 million as gross amount and R$ 31 million without the inclusion of the employer`s payroll charges. The difference between the approved limit and the realized amount primarily results (I) from the failure to achieve the maximum variable compensation set forth for members of the management due to the non-fulfillment of Company targets; (ii) the cancellation of the business combination by Boeing, resulting in the non-payment of the transaction closing bonus.

Finally, it should be noted that the amount subject to approval refers to the period between May 2021 and April 2022, while item 13.2 of the Brazilian Annual Report (Formulário de Referência) reflects the period between January and December 2021.

Pursuant to Section 12, item II, of CVM Instruction No. 481/09, the information set forth in item 13 of the Brazilian Annual Report is included in Annex V hereto.

4.7.    To determine the compensation of the members of the Fiscal Council

Pursuant to Embraer’s Bylaws, the compensation of the members of the Fiscal Council is established by the Annual General Shareholders’ Meeting that elects them, in compliance with the legal requirements and limits, taking into account their experience, education and reputation.

Pursuant to Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing.

Accordingly, Embraer’s Board of Directors proposes a monthly compensation for the Chairman of the Fiscal Council in the amount of R$15,000.00 and an individual compensation in the amount of R$13,500.00 for the other members of the Fiscal Council for the period between May 2021 and April 2022, with an increase of R$250.00 in the individual compensation of each member of the Fiscal Council in compliance with the legislation in force.

Extraordinary General Shareholders’ Meeting:

4.8.    To review and resolve on the amendment to the Bylaws to change the name of the Strategy Committee and the People and Governance Committee.

The Board of Directors and Committees thereof work to constantly improve the Company’s corporate governance. In 2020, innovation and ESG issues were even more intensively discussed by the Committees. In order to reflect the importance of these issues in the governance of the Committees, Embraer’s Management proposes an amendment to Section 34 of the Company’s Bylaws to (i) change the name of the Strategy Committee to Strategy and Innovation Committee, and (ii) change the name of the People and Governance Committee to People and ESG Committee.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes VI and VII to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No.  481/09.

4.9.    To review and resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature.

Embraer’s management proposes the amendment of Section 33 of the Company’s Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes VI and VII to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09.

4.10.    To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company.

Embraer’s management proposes the amendment of Section 41, item IX, of the Company`s Bylaws to expressly state that is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes VI and VII to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No.  481/09.

4.11.    Approve the restatement of the Bylaws resulting from the approved amendments in the items above.

Embraer’s management proposes the restatement of the Bylaws due to the approved amendments in the items above.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes VI and VII to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No.  481/09.

4.12.    To examine, discuss and approve the terms and conditions of the Protocol and Justification for the Merger of Savis Tecnologia e Sistemas S.A. (“Savis”) into the Company (“Protocol and Justification”and “Merger of Savis”, respectively), entered into by the executive officers of the Company and of Savis.

The Board of Directors of Embraer recommends that its shareholders carefully examine the terms and conditions of the Protocol and Justification for the Merger of Savis into the Company (“Protocol and Justification”), entered into by the Company’s management and Savis, and, if the shareholders agree, approve the aforementioned Protocol and Justification.

It should be noted that, on the date hereof and at the time of the merger, the Company is and shall continue to be the owner of 100% of the shares representing Savis’ capital stock and that the aforementioned merger, therefore, reflects only a corporate reorganization, in order to streamline operations, optimize management and minimize expenses. The merger of Savis will not result in an increase or decrease in the Company’s shareholders’ equity, given that 100% of the shares representing Savis’ capital stock are owned by the Company, and, to the extent that the Savis’ shareholders’ equity is already fully reflected in the shareholders’ equity of the Company, due to the application of the equity method.

4.13.    To ratify the engagement of the expert company Premiumbravo Auditores Independentes to prepare the appraisal report regarding the shareholders’ equity of Savis at book value, as set forth by Section 227 and 8 of Law No. 6,404/76 (“Appraisal Report”)

In accordance with the provisions of Section 227 and 8 of Law No. 6,404/76, the Board of Directors of Embraer proposes that ratification of the engagement of specialized company Premiumbravo Auditores Independentes (CNPJ/ME 07.796.259 / 0001-30) to prepare the appraisal report regarding the shareholders’ equity of Savis (“Appraisal Report”), at book value, based on the Savis’ balance sheet of drawn up on December 31, 2020 (“Reference Date”).

Pursuant to Section 21 of CVM Instruction No. 481/09, we provide the required information in Annex VIII to this Manual.

4.14.    To approve the Appraisal Report

The Board of Directors of Embraer proposes that the Appraisal Report be approved.

A copy of the Appraisal Report is provided in Annex IX to this Manual.

4.15.    To approve the Merger of Savis

The Board of Directors of Embraer proposes that Savis be merged into the Company (“Merger of Savis”), in accordance with the Protocol and Justification.

Pursuant to Section 20-A of CVM Instruction 481/09, we provide the main terms of the Merger of Savis in Annex X to this Manual.

Regarding this matter, the Board of Directors of Embraer informs the shareholders of the Company that, to carry out the Merger of Savis, in addition to approval by the shareholders, certain prior approvals from third parties (“Third Party Approvals”), which have already been obtained, are required.

Annex I – MANAGEMENT’S CONSIDERATIONS

(Information set forth in Section 9, item III, of CVM Instruction No. 481/09)

10.1 – General Financial Position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this section 10.1 derive from our audited consolidated financial statements for the years ended December 31, 2020, 2019 e 2018.

The following discussion includes forward-looking statements that reflect our current expectations involving risks and uncertainties. Future results and the timing of events may differ materially from those included in these forward-looking statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 10.1 through 10.9 should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and notes thereto. The Company`s consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and ratified by the Brazilian Securities Comission (Comissão de Valores Mobiliários - CVM), including the pronouncements issued by the Brazilian Accounting Practice Committee (CPC), the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On February 26, 2019, the Company’s shareholders approved the strategic partnership between the Company and The Boeing Company (“Boeing”), a partnership that was unduly terminated by Boeing on April 25, 2020. On that date, Boeing notified Embraer of its decision to terminate the Master Transaction Agreement (“MTA”), based on the claim by Boeing that certain conditions for closing the transaction set forth in the MTA had not been met by Embraer until the expiration date of the MTA, on April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer firmly believes that Boeing has wrongly terminated the MTA and the Contribution Agreement and that Boeing was under an obligation to continue to comply with the terms of those agreements. Embraer firmly believes that it has fulfilled all of its contractual obligations under the MTA and the Contribution Agreement.

Due to the approval of the transaction (as defined in item 10.3 below), from February 26, 2019 to April 25, 2020, the set of audited consolidated financial statements for the years ended December 31, 2019 included the classification of the assets and liabilities related to the Commercial Aviation business unit and related services as “held for sale” and its results as “discontinued operation”. Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of this date, the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified to “maintained for continuous use” and “continuing operations”.

The income statement for the comparative year ended December 31, 2018 has been restated to show the results of continuing operations separately from the discontinued operation since the beginning of the comparative period. Until April 25, 2020, Embraer and Boeing continued to be subject to their respective obligations under the MTA (as defined in item 10.3 of this Brazilian Annual Report) for the conclusion of the transaction, therefore, Embraer maintained the classification of the assets of the Commercial Aviation business unit and related services as “held for sale” and “discontinued operations” as of December 31, 2019.

In 2020, the income statement for the comparative year ended December 31, 2019 has been restated due to the termination of the transaction with Boeing. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations on December 31, 2019, and the respective accounting impacts on the financial statements for the year ended December 31, 2020, see item 10.3.

The functional currency of a company is the currency of the main economic environment in which it is inserted, since that currency influences the prices of goods and services, the competitive forces and regulations of its country of origin, the costs of supplying products and services and the raising or receiving of financial resources. In this context, the management, after analyzing Embraer’s transactions and business, concluded that the US dollar (“US$” or “Dollar”) is its functional currency.

(a)	General Financial Position

Financial indicators

The table below sets forth the main balance sheet indicators of Embraer, for the last three fiscal years:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2020	2019(1)	2018(2)
Cash (3)	14,303.1	5,159.0	12,429.2
Trade accounts receivable, net	1,056.8	602.3	1,232.3
Customer financing	155.4	–	45.7
Inventories	12,833.4	5,257.7	9,714.3
Fixed assets (4)	21,301.3	7,694.4	14,994.4
Trade accounts payable	2,610.1	1,442.9	3,456.8
Indebtedness – current	1,951.2	60.0	694.7
Indebtedness – non-current	21,163.4	306.8	13,439.4
Shareholders’ Equity	15,272.7	14,569.5	15,267.0

(1)

The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of the discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2)	Balances of the audited and published consolidated financial statements for the year ended December 31, 2018.
(3)	Includes cash and cash equivalents and active current and non-current financial investments.
(4)	Includes property, plant and equipment, intangible assets and investments.

Assets and Liabilities Held for sale
Amounts in R$ million	2020	2019	2018
Cash (1)	–	6,046.1	–
Trade accounts receivable, net	–	583.4	–
Customer financing	–	43.1	–
Inventories	–	4,351.6	–
Fixed assets (2)	–	9,099.1	–
Trade accounts payable	–	1,913.3	–
Indebtedness	–	13,306.6	–

(1)	Includes cash and cash equivalents and active current and non-current financial investments.
(2)	Includes property, plant and equipment, intangible assets and investments.

For comparative purposes, the indices below represent the total balance sheet and income statement accounts that include assets and liabilities held for sale:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2020	2019	2018
Debt/Shareholders’ Equity	1.5	0.0	(0.9)
Inventory turnover	(1.3)	(3.5)	(1.6)
Assets turnover	0.4	0.5	(0.4)
ROA (1)	(6.6%)	(3.0%)	(1.5%)
ROE (2)	(23.5%)	(8.9%)	(4.2%)

(1)	ROA – means Return on Assets, calculated as Net Income/total Assets.
(2)	ROE – means Return on Equity, calculated as Net Income/Shareholders’ Equity.

(b)	Capital Structure

As of December 31, 2020, the Company’s total debt exceeded cash and cash equivalents by R$8,811.5 million. As of December 31, 2019, financial indebtedness, considering liabilities held for sale, was higher than the cash and cash equivalents position by R$2,468.3 million and in 2018, the financial indebtedness was higher than the cash and cash equivalents position by R$1,704.9 million. The table below sets forth the ratio between our debt capital and shareholders’ equity, for the last three fiscal years. For comparative purposes, the indices below represent the total balance sheet and income statement accounts that include assets and liabilities held for sale:

Consolidated	As of December 31,
(In R$ million, except percentages)	2020	2019	2018
Shareholders’ equity (equity capital)	15,272.7	14,569.6	15,267.0
Loans and financing (debt capital)	23,114.6	366.8	14,134.1
Debt capital + equity capital	38,387.3	14,936.4	29,401.1
Debt capital / equity capital	151.3%	2.5%	92.6%

(c)	Payment capacity in relation to assumed financial commitments

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. As of December 31, 2020, total consolidated cash and equivalents reached the amount of R$14,303.1 million ompared to R$ 11,205.1 million in 2019 (including R$ 6.046,1 million, available and financial indebtedness held to sale.

In the net concept (cash and cash equivalents plus short- and long-term financial investments less financial indebtedness) in the same period, the Company had a negative balance (net debt) of R$8,811.5 million, compared to 2019, of R$ 2,468.3 million, considering . The operational generation measured by EBITDA presented, in 2020, a debt of R$177.3 million, resulting in a total Financial Debt/EBITDA ratio of 1.5.

For comparative purposes, the indices below represent the total balance sheet and income statement accounts:

Consolidated	As of December 31,
Amounts in R$ million	2020	2019		2018
Net Cash (Indebtedness)	(8,811.5)	4,792.2	[1]	(1,704.8)
EBITDA(1)	(177.3)	431.5		1,016.8
Financial indebtedness	23,114.6	366.8		14,134.1
Shareholders’ equity	15,272.7	14,569.6		15,267.0
Financial income (expenses)	1,220.5	452.0		(663.0)
Financial indebtedness/EBITDA	(130.4)	0.9		13.9
EBITDA/Financial income (expenses)	(0.1)	1.0		(1.6)
Financial debt / Shareholders’ equity	1.5	0.0		0.9

1.	Including the net indebteness held for sale, the amount in 2019 was of R$ 2.468,3 million.

Summary table of the financial position as of December 31, 2020, 2019 and 2020:

Consolidated	As of December 31,
Amounts in R$ million	2020	2019(1)	2018(2)
Current assets	31,946.0	34,548.7	27,398.4
Non-current assets	1,565.5	371.6	1,365.9
Investments	26.9	32.6	24.3
Property, plant and equipment	10,164.5	3,905.5	7,612.7
Intangible assets	10,786.2	3,603.9	7,357.5
Right of Use	323.6	152.4	—
Total Assets	54,812.8	42,614.7	43,758.8
Current liabilities	12,621.4	25,739.9	11,734.8
Non-current liabilities	26,918.7	2,305.2	16,757.0
Shareholders’ equity	14,687.5	14,179.0	14,901.3
Non-controlling interest	585.2	390.6	365.7
Total Liabilities	54,812.8	42,614.7	43,758.8

(1)

The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of the discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2)	Balances of the audited and published consolidated financial statements for the year ended December 31, 2018.

Assets and liabilities held for sale
Amounts in R$ million	2020	2019	2018
Cash and cash equivalents	—	6,046.1	—
Trade accounts receivable, net	—	583.4	—
Inventories	—	4,351.6	—
Other assets (1)	—	777.2	—
Fixed assets	—	4,392.2	—
Intangible assets	—	4,666.0	—
Right of use	—	41.0	—
Total assets held for sale	—	20,857.4	—
Trade accounts payable	—	1,913.3	—
Loans and financing	—	13.306.6	—
Contract liabilities	—	3,007.1	—
Other liabilities (2)	—	1,862.1	—
Total liabilities held for sale	—	20,089.1	—

(1)

other assets includes the items: financial investments, customer financing, contract assets, guarantee deposits, income tax and social contributions, other assets and deferred income tax and social contribution.

(2)

Other liabilities includes the items: lease liability, accounts payable, taxes and payroll charges payable, income tax and social contribution, financial guarantee and residual value guarantee, unearned income, provisions and deferred income tax and social contribution.

(d)	Sources of funds for working capital and investments in non-current assets used by the Company

Investments in non-current assets consist primarily of expenses with research and development associated with the development of aircraft for the executive aviation markets and investments in industrial capacity in Brazil and abroad. Generally, these investments are supported by funds provided by operations, loans and financing, mainly from financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), contributions in cash from risk-sharing partners, and advance payments from customers.

(e)	Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a financial management policy, approved by the board of directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (1) the improvement of the Phenom 100 and 300,and Praetor 500 and 600 executive jets families, (2) the development, certification and improvement of the E-2 jet family and (3) other planned capital expenditures.

In case of liquidity deficiency, the Company believes it will be able to access additional source of financing, such as: issuance of corporate bonds, issuance of debentures, import and export financing, credit facilities provided by development agencies in Brazil and credit facilities provided by Brazilian and international banks, which will be subject to market conditions, including cost and credit, in effect at the time of the contracting.

(f)	Levels of indebtedness and characteristics of these debts

At the end of 2020, the Company’s total consolidated debt amounted to R$ 23,114.6 million (R$366.8 million in 2019, of which R$13,306.6 million were liabilities held for sale), of which 91.6% referred to non-current debt (83.6% in 2019). The weighted average cost of debt denominated in U.S. dollars increased from 2.43% p.a. in 2019 to 5.03% p.a. in 2020, while the cost of debt denominated in Reais increased from 1.52% p.a. in 2019, to 2.51% in 2020. At the end of 2019, the Company’s debt totaled R$367.9 million (R$14,134.1 million in 2018), of which 83.9% referred to non-current debt (95.1% in 2018). The weighted average cost of debt denominated in U.S. dollars decreased from 5.27% p.a. in 2018 to 2.43% p.a. in 2019, while the cost of debt denominated in Reais decreased from 2.47% p.a. in 2018 to 1.52% in 2019.

At the end of 2019, the Company’s total financial indebtedness related to liabilities held for sale amounted to R$13,306.6 million. The weighted average cost of debt denominated in U.S. dollars is 5.17%p.a.

Consolidated indebtedness maturity profile
Year	Amount in R$ (million)%
2021	1,951.2	8.4%
2022	3,517.0	15.2%
2023	2,303.2	10.0%
2024	1,634.1	7.1%
2025	5,212.3	22.5%
After 2025	8,496.8	36.8%
Total	23,114.6	100.0%

i.	Material loan and financing agreements

We describe below the material financing agreements of the Company and its subsidiaries:

On June 15, 2012, Embraer SA raised funds through the sale of guaranteed notes, due on June 15, 2022, carried out abroad, in the amount of US$500 million, at a rate of 5.15% per year. The outstanding balance on December 31, 2020 was R$1,723.9 million. In September 2020, US$167.7 million was repurchased by the Company, the outstanding balance was US$332.3 million and the remaining conditions were still unchanged. The principal repurchased was extinguished and derecognized as loans and financing in September 2020.

Between August and September 2013, Embraer S.A., through its subsidiary Embraer Overseas Limited, conducted an exchange offer of the current securities with maturity in 2017 and 2020, for newly issued notes maturing in 2023. The exchange offer represented US$146.4 million of the principal value of the notes with maturity in 2017 and US$337.2 million of the principal value of notes with maturity in 2020, corresponding to approximately 54.9% of the exchanged notes. The total exchange offer, considering the effects of the exchange price on the trading and the total issuance of the new notes, was approximately US $ 540.5 million in principal, at a rate of 5.70% per year, with final maturity in September 16, 2023 and interest paid semi-annually. The note’s debit balance on December 31, 2020 was R$2,279.5 million. In September 2020, US$82.3 million was repurchased by the Company, the outstanding balance was U $458.3 million and the remaining conditions were still unchanged. The principal repurchase was extinguished and derecognized as loans and financing in September 2020.

In June 2015, Embraer Netherlands Finance BV issued US$1 billion in guaranteed notes at a nominal interest rate of 5.05% p.a., due on June 15, 2025. The outstanding balance on December 31 2020 was R$5,178.2 million.

In February 2017, Embraer Netherlands Finance B.V. issued US$ 750 million in guaranteed notes at a nominal interest rate of 5.40% p.a., due on February 1, 2027. The outstanding balance on December 31 2020 was R$3,974.9 million.

In September 2020, Embraer Netherlands Finance B.V., a company of the Embraer S.A. group, issued US$750,000 at a nominal interest rate of 6.95% p.a., maturing on January 17, 2028. The outstanding balance on December 31 2020 was R$3,935.6 million.

In June 2020, the Company finalized the terms of the agreements for the financing of working capital for exports in the amount of US$615 million, with a term of up to four years. The amount of US$300 million was financed by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) under the agreement entered into on June 26, 2020, and US$315 million was financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander). The outstanding balance on December 31, 2020 was R$3,214.6 million.

In August 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$97.2 million, indexed to one-month LIBOR + 1,4% p.a. and a maturity of one year. The outstanding balance on December 31 2020 was R$499.1 million.

ii.	Other long-term relationships with financial institutions

There are no other long-term relationships with financial institutions.

iii.	Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees were offered as collateral for part of the Company’s financing (R$ 1,872.2 million) in the total amount of R$ 2,613.0 million in 2020, compared to R$ 661.2 million in 2019.

Of our indebtedness as of December 31, 2020, a total of R$21,242.4 million, compared to R$ 13,306.6 million in 2019, are debts without collateral and guarantees and compete with other debts of the Company.

iv.

Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the Company and its subsidiaries under material long-term financing agreements of the Company and its subsidiaries, as of December 31, 2020.

The issuances of notes by the Company and its subsidiaries in 2012, 2013, 2015, 2017 and 2020 with issuance values of US500 million, US$540.5 million, US$1.0 billion, US$750 million, US$750 million and US$ 300 million, respectively, are subject to the following restrictions:

(A)	Pledges/collaterals

The assets of the company or guarantor (Embraer S.A.) cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;

(ii)	in the ordinary course of business regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;

(iii)	related to debts of the guarantor with BNDES and other international agencies;

(iv)	held by acquired companies;

(v)	they already exist, or result from legal imposition or judicial decision;

(vi)	due to developments related to governmental authorities;

(vii)	already existing in assets to be acquired;

(viii)	related to funds for payment of principal, interest and additional amounts;

(ix)	arising from Capitalized Lease Obligations; or

(x)	in an amount below 10% of the Company’s equity capital.

(B)	Corporate transactions

The Company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;

(ii)	no Default occurs;

(iii)	opinion certificates are delivered confirming the transaction meets all conditions precedent imposed;

(iv)	the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In contracts signed with the BNDES, the Company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

The agreements entered into with FINEP are subject to the following restrictive clauses:

(a)	no change in direct or indirect effective control may occur, which, in the opinion of FINEP, may compromise the regular development of the project and/or prevent the due performance of the agreement;

(b)

no corporate agreements or bylaws can include provisions requiring special quorum for resolutions or approval of matters that limit or hinder control in any company of the group by the respective controlling shareholders, or provisions imposing:

(i)	restrictions on the ability to grow or develop its technologies;

(ii)	restrictions on access to new markets; or

(iii)	restrictions or impairment on the ability to pay financial obligations derived from the relevant transaction entered into with financial institutions.

(c)

During the term of the agreement, the Company must adopt measures and actions to avoid or correct matters regarding environmental damages, occupational safety and occupational medicine that may be caused by such project;

(d)

The Company must comply with applicable law regarding the Brazilian environmental policy (politica nacional de meio ambiente), maintaining its obligations in good standing with environmental agencies during the term of such agreement;

(e)

There can be no final judgment against Embraer for its acts or the acts of its management in connection with racial or gender discrimination, child labor, slave labor, workplace or sexual harassment, or environmental crime.

The long-term financial agreements are subject to certain covenants, aligned to the common normal market practices which state control over the liquidity and the leverage level obtained from the rationale net indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of certain subsidiaries. Common restrictions over new encumbrances over assets, material changes in the Company’s equity control, material sale of assets and payment of dividends exceeding the minimum required by law in cases of default in financial agreements and transactions with controlled companies are included.

As of December 31, 2020, the Company and its subsidiaries were fully compliant with all the restrictive clauses described above. All non-financial covenants set forth in agreements that provide for obligations, in effect in 2018, 2019 and 2020, were met in the respective years.

(g)	Limits of contracted financing and percentages already used

As of December 31, 2020, there were no credit facilities procured, but not disbursed.

(h)	Significant changes in each item of the consolidated balance sheets

Consolidated operations

(in R$ million, except %)	Dec. 31, 2020	VA	Dec. 31, 2019(1)	VA	Dec. 31, 2018(2)	VA	HA 2020 x 2019	HA 2019 x 2018
Assets
Current
Cash and cash equivalents	9,786.1	17.9%	3,447.0	8.1%	4,963.0	11.3%	183.9%	(30.5%)
Financial investments	4,248.3	7.8%	1,651.8	3.9%	6,755.3	15.4%	157.2%	(75.5%)
Trade accounts receivable, net	1,056.8	1.9%	602.3	1.4%	1,232.3	2.8%	75.5%	(51.1%)
Derivative financial instruments	43.2	0.1%	5,5	0.0%	21.1	0.0%	685.5%	(73.9%)
Customer financing	44.0	0.1%	—	0.0%	4.8	0.0%	100.0%	(100.0%)
Collateralized accounts receivable	21.6	0.0%	16.1	0.0%	846.5	1.9%	34.2%	(98.1%)
Contract assets	2,399.6	4.4%	1,861.8	4.4%	1,387.1	3.2%	28.9%	34.2%
Inventories	12,833.4	23.4%	5,257.7	12.3%	9,714.3	22.2%	144.1%	(45.9%)
Guarantee deposits	1.1	0.0%	0.3	0.0%	1,316.9	3.0%	266.7%	(100.0%)
Income tax and social contribution	593.2	1.1%	364.9	0.9%	369.2	0.8%	62.6%	(1.2%)
Other assets	918.7	1.7%	483.8	1.1%	787.9	1.8%	89.9%	(38.6%)
Assets held for sale	—	—	20,857.4	48.9%	—	—	(100.0%)	100.0%
Total current assets	31,946.0	58.3%	34,548.7	81.1%	27,398.4	62.6%	(7.5%)	26.1%
Non-current
Financial investments	268.7	0%	60.2	0%	710.9	2%	346%	-92%
Trade accounts receivable, net
Derivative financial instruments	6.5	0%	2.8	0%	16.0	0%	132%	-83%
Customer financing	111.4	0%	—	0%	40.9	0%	100%	-100%
Collateralized accounts receivable	50.4	0%	55.0	0%	67.2	0%	-8%	-18%
Guarantee deposits	7.9	0%	2.0	0%	37.9	0%	295%	-95%
Deferred income tax and social contribution	543.5	1%	2.8	0%	83.6	0%	19311%	-97%
Other assets	577.1	1%	248.8	1%	409.3	1%	132%	-39%
Investments	26.9	0%	32.6	0%	24.3	0%	-17%	34%
Property, plant and equipment	10,164.5	19%	3,905.5	9%	7,612.7	17%	160%	-49%
Right of Use	323.6	1%	152.4	0%	—	—	112%	100%
Intangible assets	10,786.2	20%	3,603.9	8%	7,357.5	17%	199%	-51%
Total non-current assets	22,866.7	42%	8,066.0	19%	16,360.3	37%	183%	-51%
Total assets	54,812.7	100%	42,614.6	100%	43,758.7	100%	29%	-3%

(1)

The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2)	Balances of the audited and published consolidated financial statements for the year ended December 31, 2018.

(in R$ million, except %)	12/31/2020	VA	12/131/2019(1)	VA	21/31/2018(2)	VA	HA 2020 x 2019	HA 2019 x 2018
Liabilities
Current
Trade accounts payable	2,610.1	5%	1,442.9	3%	3,456.8	8%	81%	-58%
Lease Liabilities	59.4	0%	20.0	0%	—	—	197%	100%
Loans and financing	1,951.2	4%	60.0	0%	694.7	2%	3152%	-91%
Non-recourse and recourse debt	21.6	0%	16.1	0%	1,255.5	3%	34%	-99%
Accounts payable	1,276.6	2%	654.9	2%	1,117.4	3%	95%	-41%
Contract liabilities	5,368.4	10%	2,616.3	6%	4,050.6	9%	105%	-35%
Derivative financial instruments	6.5	0%	18.0	0%	31.2	0%	-64%	-42%
Taxes and payroll charges payable	373.6	1%	221.4	1%	265.0	1%	69%	-16%
Income tax and social contribution	211.6	0%	171.7	0%	186.0	0%	23%	-8%
Financial guarantee and residual value guarantee	221.4	0%	—	0%	197.5	0%	100%	-100%
Unearned income	2.6	0%	8.1	0%	7.8	0%	-68%	4%
Dividends	6.2	0%	5.6	0%	19.3	0%	11%	-71%
Provisions	512.1	1%	415.8	1%	453.0	1%	23%	-8%
Liabilities held for sale	—	0%	20,089.1	47%	—	%	-100%	—
Total current liabilities	12,621.3	23%	25,739.9	60%	11,734.8	27%	-51%	119%
Loans and financing	21,163.4	39%	306.8	1%	13,439.4	31%	6798%	-98%
Lease Liabilities	277.1	1%	135.3	0%	—	—	105%	100%
Non-recourse and recourse debt	50.4	0%	55.0	0%	67.2	0%	-8%	-18%
Accounts payable	169.7	0%	51.3	0%	111.0	0%	231%	-54%
Contract liabilities	1,363.6	2%	138.2	0%	768.0	2%	887%	-82%
Derivative financial instruments	45.1	0%	—	0%	—	0%	100%	—
Taxes and payroll charges payable	61.5	0%	53.8	0%	225.6	0%	14%	-76%
Income tax and social contribution	2,466.7	5%	1,097.4	3%	984.3	2%	125%	11%
Financial guarantee and residual value guarantee	429.3	1%	—	0%	391.6	2%	100%	-100%

(in R$ million, except %)	12/31/2020	VA	12/131/2019(1)	VA	21/31/2018(2)	VA	HA 2020 x 2019	HA 2019 x 2018
Unearned income	298.2	1%	64.8	0%	283.5	1%	360%	-77%
Provisions	593.7	1%	402.6	1%	486.4	1%	47%	-17%
Total non-current liabilities	26,918.7	49%	2,305.2	5%	16,757.0	38%	1068%	-86%
Total liabilities	39,540.0	72%	28,045.1	65%	28,491.8	65.1%	41%	-2%
Shareholders’ equity
Capital	5,159.6	9%	5,159.6	12%	5,159.6	12%	0%	0%
Treasury shares	-73.6	0%	-75.4	0%	-87.0	0%	-2%	-13%
Revenue reserves	—	0%	2,595.4	6%	3,910.2	9%	-96%	-34%
Share-based remuneration	78.9	0%	78.9	0%	78.9	0%	0%	0%
Equity value adjustment	10,543.5	19%	6,420.4	15%	5,839.5	13%	64%	10%
Accumulated (Losses) profits	(1,021.0)	-2%	—	0%	—	0%	100%	—
Non-controlling interest	585.2	1%	390.6	1%	365.7	1%	50%	7%
Total shareholders’ equity	15,272.7	28%	14,569.5	34%	15,266.9	35%	5%	-5%
Total liabilities and shareholders’ equity	54,812.7	100%	42,614.6	100%	43,758.7	100%	29%	-3%

(1)

The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2)	Balances of the audited and published consolidated financial statements for the year ended December 31, 2018.

Assets and Liabilities Held for Sale

(in R$ million, except %)	Dec. 31, 2020	VA	Dec. 31, 2019	VA	Dec. 31, 2018	VA
Cash and cash equivalents	—	—	5,854.7	28,1%	—	—
Financial investments	—	—	191.4	0,9%	—	—
Trade accounts receivable, net	—	—	583.4	2,8%	—	—
Customer financing	—	—	43.1	0,2%	—	—
Contract assets	—	—	136.1	0,7%	—	—
Inventories	—	—	4,351.6	20,9%	—	—
Guarantee deposits	—	—	1.8	0%	—	—
Income tax and social contribution	—	—	8.3	0%	—	—
Other assets	—	—	449.5	2,2%	—	—
Deferred income tax and social contribution	—	—	138.3	0,7%	—	—
Property, plant and equipment	—	—	4,392.2	21,1%	—	—
Right of Use	—	—	41.0	0,2%	—	—
Intangible assets	—	—	4,666.0	22,4%	—	—
Total assets	—	—	20,857.4	100%	—	—

(in R$ million, except %	Dec. 31, 2020	VA	Dec. 31, 2019	VA	Dec. 31, 2018	VA
Trade accounts payable	—	—	1,913.3	9,5%	—	—
Lease Liabilities	—	—	37.9	0,2%	—	—
Loans and financing	—	—	13,306.6	66,2%	—	—
Accounts payable	—	—	534.5	2,7%	—	—
Contract liabilities	—	—	3,007.1	15%	—	—
Taxes and payroll charges payable	—	—	35.8	0,2%	—	—
Income tax and social contribution	—	—	221.4	1,1%	—	—
Financial guarantee and residual value guarantee	—	—	565.3	2,8%	—	—
Unearned income	—	—	192.1	1,0%	—	—
Provisions	—	—	159.5	0,8%	—	—
Deferred income tax and social contribution	—	—	115.7	0,6%	—	—
Total liabilities	—	—	20,089.1	100%	—	—

COMPARISON OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

Current assets

As of December 31, 2020, Current Assets totaled R$31,946.0 million, compared to R$34,548.6 million as of December 31, 2019. In relation to total Assets, Current Assets represented 58.3% as of December 31, 2020 and 81.1% as of December 31, 2019. The negative variation of 7.5% for this group as a whole occurred mainly in the consolidated balance of Accounts receivable. In addition, in 2019, Assets held for sale were fully classified as Current Assets, and in 2020, the accounts in this line were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

Non-current assets

As of December 31, 2020, Non-Current Assets totaled R$22,866.7 million, compared to R$8,066.0 million on December 31, 2019. In relation to total Assets, Non-Current Assets represented 41.7% as of December 31, 2020 and 37.4% as of December 31, 2019. The variations in this group occurred mainly due to the increase in the consolidated balance of the Property, Plant and Equipment and Intangible Assets accounts. In addition, there was a large increase in this group, as mentioned above, which is mainly explained by the fact that the Assets held for sale were classified in 2019 as Current Assets, however, in 2020, they were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

Current liabilities

As of December 31, 2020, Current Liabilities totaled R$12,621.3 million, compared to R$25,739.9 million as of December 31, 2019. In relation to total Liabilities and Shareholders’ Equity, Current Liabilities represented 23.0% as of December 31, 2020 and 60.4% as of December 31, 2019. The 51.0% reduction in the period was mainly due to the fact that the Liabilities held for sale were fully classified as Current Liabilities, however, in 2020, the accounts in this line were allocated individually according to the nature of the Liability accounts in the Balance Sheet.

Non-current liabilities

As of December 31, 2020, Non-Current Liabilities were R$26,918.7 million, compared to R$2,305.2 million as of December 31, 2019. In relation to total Liabilities and Shareholders’ Equity, Non-Current Liabilities represented 49.1% as of December 31, 2020 and 5.4% as of December 31, 2019. The variations in this group occurred mainly due to the increase in the consolidated balance of the Loans and Financing accounts, as a result of the new borrowings that took place in 2020. In addition, there was a large increase this group, as mentioned above, which is mainly explained by the fact that the Liabilities held for sale were classified in 2019 as Current Liabilities, however, in 2020, they were allocated individually according to the nature of the Liability accounts in the Balance Sheet.

Shareholders’ equity

As of December 31, 2020, Shareholders’ Equity totaled R$15,272.7 million, compared to R$14,569.6 million as of December 31, 2019. This 4.8% increase occurred mainly in the equity value adjustment account, compensated with reductions in the accumulated profits and losses account.

COMPARISON OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2019 AND DECEMBER 31, 2018

Current assets

As of December 31, 2019, Current Assets totaled R$34,548.6 million, compared to R$27,398.4 million as of December 31, 2018. In relation to total Assets, Current Assets represented 81.1% as of December 31, 2019 and 62.6% as of December 31, 2018. The positive variation in 26.1% of this group as a whole occurred mainly due to the increase in the Assets held for sale account, as a result of the strategic partnership, a partnership that is currently terminated, between Embraer and Boeing, since the entire amount of Assets held for sale in 2019 was classified as Current Assets, thus causing the variation.

Non-current assets

As of December 31, 2019, Non-Current Assets totaled R$8,066.0 million, compared to R$16,360.4 million as of December 31, 2018. In relation to total Assets, Non-Current Assets represented 18.9% on December 31, 2019 and 37.4% on December 31, 2018. The large decrease in this group is mainly explained by the strategic partnership between Embraer and Boeing, a partnership that is currently terminated, due to the fact that the Assets held for sale were classified in 2019 as Current Assets.

Assets held for sale

As of December 31, 2019, the Assets held for sale totaled R$20,857.4 million.

Current liabilities

As of December 31, 2019, Current Liabilities were R$25,739.9 million, compared to R$11,734.8 million as of December 31, 2018. In relation to total Liabilities and Shareholders’ Equity, Current Liabilities represented 60.4% as of December 31, 2019 and 26.8% as of December 31, 2018. The 119.3% increased that occurred in the period was mainly due to the strategic partnership between Embraer and Boeing, which was terminated, since loans and financing classified in 2018 as Non-Current Liabilities were recorded as Current Liabilities on December 31 of 2019.

Non-current liabilities

As of December 31, 2019, Non-Current Liabilities totaled R$2,305.2 million, compared to R$16,757.0 million as of December 31, 2018. In relation to total Liabilities and Shareholders’ Equity, Non-Current Liabilities represented 5.1% as of December 31, 2019 and 38.3% as of December 31, 2018. The decrease is due to the strategic partnership between Embraer and Boeing, which was terminated, since the loans and financing of the discontinued operation were recorded in Non-Current Liabilities in 2018.

Liability held for sale

As of December 31, 2019, Liabilities held for sale totaled R $ 20,089.1 million.

Shareholders’ equity

As of December 31, 2019, Shareholders’ Equity totaled R$14,569.5 million, compared to R$15,266.9 million as of December 31, 2018. This 4.6% decrease was mainly due to the Net loss in the period.

Statements of Income

(in R$ million, except %)	Dec. 31, 2020	VA	Dec. 31, 2019 (1)	VA	Dec. 31, / 2018 (2)	VA	HA 2020 x 2019	HA 2019 x 2018
Net Revenue	19,641.8	100%	21,802.1	100%	18,721.6		(10)%	16%
Cost of sales and services	(17,234.8)	(88)%	(18,636.6)	-85%	(15,915.2)	-85%	-8%	17%
Gross Profit	2,406.9	12%	3,165.5	15%	2,806.4	15%	-24%	13%
Operating Income (Expense)
Administrative	(738.7)	-4%	(752.5)	-3%	(669.9)	-4%	-2%	12%
Selling	(1,002.6)	-5%	(1,131.6)	-5%	(1,114.3)	-6%	-11%	2%
Net gains (losses) on accounts receivable and contract assets	(293.9)	-1%	3.4	0%	—	—	-8744%	—
Research	(155.1)	-1%	(196.4)	-1%	(168.5)	-1%	-21%	17%
Other operating expense, net	(1,910.3)	-10%	(1,397.2)	-6%	(749.0)	-4%	37%	87%
Equity in associates gains and losses	12.7	0%	(1.0)	0%	(1.6)	0%	-1370%	-38%
Operating Profit	(1,681.0)	-9%	(309.8)	-1%	103.1	1%	443%	-400%
Financial income (expense), net	(1,220.5)	-6%	(452.0)	-2%	(633.0)	-3%	170%	-29%
Monetary and foreign exchange variations, net	(410.6)	-2%	20.9	0%	3.0	0%	-2065%	597%
Loss before taxes	(3,312.1)	-17%	(740.9)	-3%	(526.9)	-3%	347%	41%
Income tax and social contribution	(284.1)	-1%	(553.3)	-3%	(116.7)	-1%	-49%	374%
Net loss of the period	(3,596.2)	-18%	(1,294.2)	-6%	(643.6)	-3%	178%	101%
Profit/Loss attributable to:
Embraer Shareholders	(3,616.0)	-18%	(1,316.8)	-6%	(669.0)	-4%	175%	97%
Non-controlling Shareholders	19.8	0%	22.7	0%	25.5	0%	-13%	-11%
Weighted average number of outstanding shares in the period (in thousands)
Basic	736.2	—	735.9	—	734.2	—	0%	0%
Diluted	736.2	—	735.9	—	734.9	—	0%	0%
Profit per share
Basic	(4.91)	—	(1.79)	—	(0.91)	—	-174%	-96%
Diluted	(4.91)	—	(1.79)	—	(0.91)	—	-174%	-96%

(1)

The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale, and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations on December 31, 2019 and presented for the year 2018. For further information, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2)	Balances of the audited and published consolidated financial statements for the year ended December 31, 2018.

FISCAL YEAR ENDED DECEMBER 31, 2020 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2019

Net Revenue

In 2020, Embraer delivered a total of 130 aircraft, including 44 commercial aircraft and 86 executive aircraft (56 light jets and 30 large jets); compared to a total of 198 aircraft delivered in 2019, 89 of which were commercial aircraft and 109 were executive aircraft (62 light jets and 47 large jets). In 2020, deliveries were strongly impacted, mainly in commercial aviation, by the Covid-19 pandemic.

Despite this reduction in the number of aircraft delivered in 2020, in addition to the depreciation of the Real in the period, there was a reduction of only 10% in total net revenue in 2020, as compared to 2019. Net revenue in 2020 was R$19,641.8 million and R$21,802.1 in 2019.

In 2020, the Commercial Aviation business recorded net revenue of R$5,087.0 million, 34.9% below R$ 8.924,8 million in 2019. While the revenue from the Executive Aviation business totaled R$5,602.9 million in 2020, 0.7% lower than the revenue of R$5,642.9 million in the previous year. Defense & Security net revenue totaled R$3,453.3 million, 52.1% higher than the R$ 2.270,0 million in 2019. The Services & Support segment generated a total revenue of R$4,719.4 million in 2020, 4.3% lower than the R$ 4,929.2 million generated in 2019. Other revenues amounted to R$59.0 million in 2020, which represented a 59.5% increase in relation to R$ 37.0 million in 2019.

Cost of products` sales and services

In 2020, cost of sales and services totaled R$17,234.8 million, representing a 7.5% decrease compared to R$18,636.6 million in 2019, primarily due to a lower number of deliveries aircraft in Aviation Commercial and Executive Aviation in 2020, compared to 2019.

Gross Profit and Gross Margin

As a result of the foregoing, in 2020, the Company’s gross profit reached R$2,406.9 million and was 24% lower than the R$3,165.5 million recorded in 2019. The gross margin for the period was 12.3%, representing a decrease compared to 14.5% in the previous period.

Administrative and Selling Expenses

In 2020, administrative expenses decreased by 1.8% and totaled R$738.7 million, accounting for 3.8% of revenue for the period, were impacted by the resulting arising from the reestructuring measures carried out by the Company aiming at reduct the payroll costs considering the Covid-19 pandemic scenario, as employees’ leaves, temporary reduction of working hours and wages for the employees in home office, as well as the temporary reduction of all Board of Directors and Board of Executive Offices members fees.

In 2020, selling expenses totaled R$1,002.6 million, representing 5.2% of the revenue for the period, and there was an 11.4% decrease compared to the R$1,131.6 million in 2019, due to a combined cost reductions of payroll and minor marketing expenses related to the sector events and flights demonstration due to the limitations caused by Covid-19 pandemic. In 2020, selling expenses related to expected credit losses on the balances of accounts receivable and contract assets were reclassified to a new account in the income statement, as described below

Net gains (losses) on accounts receivable and contract assets

In 2020, for better disclosure and identification of expected credit losses on balances of accounts receivable and contract assets in the income statements and also due to the relevance of this transaction in the current year due to the impacts of the Covid-19 pandemic, the Company reclassified expenses of this nature from “selling expenses” to the specific “net gains (losses) on accounts receivable and contract assets”. Previously, the Company did not disclose this segregation in the income statement due to the immateriality of the amounts involved. Other information is described in note 21.3 to the audited, disclosed and consolidated financial statements for the year ended December 31, 2020.

Research Expenses

Research expenses were 21.0% lower, totaling R$155.1 million in 2020, compared to R$196.4 million in 2019.

Other Operating Income (Expenses)

The Other operating income (expenses), net account totaled an expense of R$1,910.3 million in 2020, representing an increase of 36.7% compared to R$1,397.2 million in 2019, with main variation being the expenses related to provisions of credit losses during the pandemic, impairment in Commercial Aviation, Executive Aviation and Defense & Security, and the recognition of depreciation and amortization in Commercial Aviation, related to the period where the Commercial Aviation and respective services were recognizes as held for sale .

Operating Profit/Loss

In 2020, operating loss and operating margin (EBIT) totaled R$1,681.0 million and -8.6%, respectively, compared to the loss of R$309.8 million and -1.4%, respectively, in 2019. In 2020, the operating result was affected due to the lower number of deliveries, which suffered significant impacts due to the Covid-19 pandemic, especially in Commercial Aviation. However, in 2020, there was an improvement in the operating margin of the Executive Aviation and Defense & Security businesses, compared to 2019.

Financial income (expenses), net

Financial expenses, net increased from R$452.0 million in 2019 to R$1,220.5 million in 2020, mainly due to expenses related to interest on new funding in 2020 and the reduction in income related to interest on cash and cash equivalents and active financial instruments, mainly abroad, as well as the devaluation of the Brazilian Real to Dolar, in 2020 versus 2019 .

Exchange rate variation in 2020 totaled R$ (410.6) million compared to an amount of R$20.9 million in 2019.

Net income (loss) for the period

In 2020, net loss totaled R$ 3,616.0 million (and loss per share unit of R$ 1.18), compared to a net loss of R$ 1,316.9 million (and loss per share unit of R$ 1,79) in 2019. The variation is justified by the impacts above explained. The adjusted net loss excluded from the deferred income and social contribution taxes as well as from the net impact, after special items taxes which eventually may be accounted, in 2020 totalized R$2.372.3 million (and adjusted loss per share unit of R$3.22), compared to the adjusted loss in 2019 of R$862,7 million (and adjusted loss per share unit of R$ 1.17).

FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2018

Net Revenue

In 2019, Embraer delivered 89 commercial aircraft and 109 executive aircraft (62 light jets and 47 large jets) compared to a total of 90 commercial aircraft and 91 executive aircraft (64 light jets and 27 large jets) delivered in 2018.

This increase in the number of aircraft delivered in the Executive Aviation segment in 2019, the exchange rate variation that occurred in the period and the growth in revenue from Defense & Security and Services & Support, generated a net revenue of R$21,802.1 million, above the Company’s estimates, compared to a revenue of R$18,721.6 million in 2018.

In 2019, net revenue for the Commercial Aviation business reached R$8,920.8 million, a 2.5% increase compared to R$8,706.1 million in 2018. Revenue from the Executive Aviation business totaled of R$5,641.1 million in 2019, representing a 34.9% increase compared to R$4,181.6 million in the previous year. The Defense & Security net revenue totaled R$2.270.0 million, 3.2% higher than the R$2,198.6 million in 2018. In 2019, the Services & Support segment generated R$4,929.2 million in revenue, 37.8% higher than the R$3,577.8 million generated in 2018. Other revenues totaled R$37.0 million in 2019, representing a 35.8% decrease compared to R$57.6 million 2018.

Cost of sales and services

In 2019, cost of sales and services totaled R$18,636.6 million, representing an increase of 17.1% compared to the R$15,915.2 million in 2018, which was compatible with an increase of 16, 5% in net revenue in 2019 compared to 2018.

Gross Profit and Gross Margin

As a result of the foregoing, in 2019, the Company’s gross profit reached R$3,165.5 million, representing a 12.8% increase compared to R$2,806.5 million recorded in 2018. The gross margin for the period was 14.5%, a slight decrease compared to 15.0% in the previous period.

Administrative and Selling Expenses

In 2019, administrative expenses increased by 12.3% and totaled R$752.5 million, accounting for 3.5% of the revenue for the period, accompanying the increase in net revenue for the period.

That year, selling expenses totaled R$1,131.3 million, which is a level equivalent (+ 1.6%) to the amount of R$1,114.3 million in 2018, representing about 5% of the revenue in both years.

In both cases, the depreciation of the Real affected expenses, especially administrative expenses, which decreased upon the assessment of the company’s functional currency, the U.S. dollar.

Research Expenses

Research expenses totaled R$196.4 million in 2019, compared to R$168.5 million in 2018, an increase of 16.6%, representing about 1% of the revenue in the respective years.

Other Operating Income (Expenses)

Other operating income (expenses), net totaled an expense of R$1,397.2 million in 2019, representing a 86.5% increase compared to R$749.0 million in 2018, primarily due to impairment expenses in the executive aviation segment, costs related to the separation of the Commercial Aviation business and the impact of the exchange rate variation mentioned above, in 2019.

Operating Profit/Loss

In 2019, the operating loss totaled R$309.8 million and the operating margin was negative in 1.4%, respectively, compared to the operating profit of R$103.1 million and 0.6%, respectively, in 2018, below the Company’s initial estimates. The main contributors to the Company’s initial estimate not being reached in 2019 were the impairment in the Executive Aviation segment (R$294.2 million) and the costs related to the separation of the Commercial Aviation business (R$222.9 million). In 2018, the adjustments resulting from non-recurring items were derived from the review of the cost base of the KC-390 development program, as a result of the incident with prototype 001 in May 2018, generating a negative impact of R$458.7 million in Revenue, and an increase in expenses related to impairment in the Executive Aviation segment (R $ 238.2 million). Moreover, fewer deliveries in the Executive Aviation segment negatively affected the operating results.

Financial income (expenses), net

Financial income (expense), net decreased from R$633.0 million in 2018 to R$452.0 million in 2019, primarily due to the net debt position and lower financial income from our cash and cash equivalents, in addition to higher net financial expenses recognized in our residual value guarantee (RVG).

Loss for the period

In 2019, net loss totaled R$1,294.2 million and the loss per share totaled R$1.79, compared to the total net loss of R$643.6 million and the loss per share of R$0,91 of 2018. Adjusted net loss, excluding deferred income tax and social contribution and also the net effect, after taxes of the non-recurring items described above, totaled R$862.7 million in 2019 and R$224.3 million in 2018. The loss per share excluding these same items totaled R$1.17 in 2019, compared to the loss per share of R$0.31 in 2018.

STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts that include assets and liabilities held for sale:

(in R$ thousand, except %)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	2020 x 2019	2019 x 2018
Operating Activities
Loss for the period	(3,596.2)	(1,294.1)	(643.6)	178%	101%
Items not affecting cash
Depreciation of property	859.9	450..3	580.2	91%	-22%
Recognition of government grants	(24.6)	(8.4)	(13.2)	193%	-36%
Amortization	688.3	380.7	414.7	81%	-8%
Recognition of contribution from suppliers	(44.3)	(89.8)	(81.1)	-51%	11%
Allowance for inventory obsolescence	90.4	81.5	69.1	11%	18%
Adjustment to market value, inventory, property, plant and equipment and intangible assets	24.6	413.4	379.8	-94%	9%
Allowance (reversal) for doubtful accounts	169.6	(12.3)	(34.3)	-1479%	-64%
Loss on fixed assets disposal	74.5	109.8	73.9	-32%	49%
Deferred income tax and social contribution	404.4	160.0	(96.3)	153%	-266%
Interest on loans	148.6	11.5	(36.9)	1,192%	-131%
Interest on securities	(1.7)	(121.1)	(123.4)	-99%	-2%
Equity in associates gains and losses	(12.7)	1.0	1.6	-1,370%	-38%
Stock compensation	—	—	0.2	—	-100%
Monetary and foreign exchange variation	397.9	(35.8)	73.3	-1,211%	-149%
Residual value guarantees	(46.0)	16.7	65.8	-375%	-75%
Miscellaneous provisions	104.7	89.7	—	17%	—
Other	(19.1)	(14.7)	(25.0)	29.9%	-41%
Changes in assets
Financial investments	(2,847.8)	1,932.8	2,637.5	-247%	-27%
Derivative financial instruments	(15.9)	16.4	88.5	-197%	-81%
Accounts receivable and collateralized accounts receivable	229.6	816.8	6.3	-72%	12,865%
Customer financing	(268.2)	4.3	17.6	-6,337%	-76%
Contract assets	165.9	(562.4)	404.6	-129%	-239%
Inventories	140.5	829.3	(875.0)	-83%	-195%
Guarantee deposits	(3.6)	1,442.9	—	-100%	-100%
Other assets	(349.8)	34.2	195.5	-1123%	-82%
Changes in liabilities
Trade accounts payable	(1,558.5)	(172,3)	209.6	805%	-182%
Non-recourse and recourse debt	(19.6)	(1,330.0)	(86.8)	-99%	1.432%
Accounts payable	(196.7)	(119.7)	(15.0)	-85%	698%

(in R$ thousand, except %)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	2020 x 2019	2019 x 2018
Contract liabilities	(693.2)	772.3	359.3	-190%	115%
Contribution from suppliers	—	17.4	419.0	-100%	-96%
Taxes payable	(265.4)	18.5	139.5	-1,535%	-87%
Financial guarantees	(31.6)	(62.4)	(77.0)	-49%	-19%
Miscellaneous provisions	—	—	27.4	—	-100%
Unearned income	(16.2)	(27.2)	(42.9)	-40%	-37%
Cash generated in operating activities	(6,512.2)	3,749.3	4,012.9	-274%	-7%
Investing activities
Acquisitions of property, plant and equipment	(523.5)	(1,129.8)	(565.1)	-54%	100%
Write-off of property, plant and equipment	59.2	0.3	1.1	19633%	-73%
Additions to intangible assets	(629.1)	(1,121.6)	(1,060.0)	-44%	6%
Additions to investments in subsidiaries and affiliates	(9.3)	(9.4)	(8.1)	-1%	16%
Subsidiary Acquisition – net cash acquired	(20,9)	—	—	—	—
Financial Investments	177.8	3,849.0	(283.4)	-95%	-1458%
Dividends received	2.5	0.2	0.3	1150%	-33%
Restricted cash reserved for construction of assets	—	—	(0.1)	—	-100%
Net cash generated (used) in investment activities	(943.3)	1,588.7	(1,816.3)	-159%	-183%
Financing activities
Proceeds from borrowings	10,875.4	1,534.1	438.2	609%	250%
Repayment of borrowings	(5,588.5)	(2,514.5)	(2,219.1)	122%	13%
Dividends and interest on shareholders’ equity	—	(7.3)	(139.7)	-100%	-95%
Proceeds from stock options exercised	1.4	8.6	34.7	-84%	-75%
Acquisition of own shares	(46.5)	(47.3)	—	-2%	—
Cash generated (used) in financing activities	5,241.8	(1,026.4)	(1,885.9)	-611%	-46%
Increase (decrease) in cash and cash equivalents	(2,213.7)	4,311.6	211.7	-151%	1938%
Effects of exchange rate changes on cash and cash equivalents	2,698.3	27.0	547.6	9894%	-95%
Cash and cash equivalents at the beginning of the year	9,301.6	4,963.0	4,203.7	87%	18%
Cash and cash equivalents at the end of the year	9,786.2	9,301.6	4,963.0	5%	87%

Cash and cash equivalents totaled R$9,768.1 million, R$9,301.6 million e R$4,963.0 million as of December 31, 2020, 2019 and 2018 respectively, as set forth in the analysis below:

Net Cash Generated in Operating Activities

In 2020, operating cash generation was negative by R$6,512.2 million, compared to the positive operating cash generation of R$3,749.3 million in 2019, primarily due to the significant reduction in the balance of Financial Investments, Customer Financing, Accounts receivable, Inventories and Other Assets combined with an increase in Trade accounts payable, Contract Liabilities and Taxes payable, added to the Net Loss recorded in 2020. In 2019, cash generated in operating activities totaled R$3,749.3 million, representing a 6.6% decrease compared to the cash generated in operating activities totaling R$4,012.7 million in 2018, mainly due to the decrease in the balance of Financial investments and Contract assets, Inventories and Guarantee deposits combined with an increase in Trade accounts payable, Non-recourse and recourse debt. Moreover, there was a reduction in net income, excluding the effects of non-cash items.

Net cash used in investing activities

In 2020, cash used in investment activities totaled R$943.3 million, compared to the cash flow from investment activities of R$1,588.7 million in 2019. The main variations between years were due to the lower volume of redemption of financial investments and negative balance in the Acquisitions of property, plant and equipment and Additions to intangible assets accounts in 2020.

In 2019, cash generated in investment activities totaled R$1,588.7 million, compared to cash used in investment activities of R$1,915.3 million in 2018. The main variations between years occurred in relation to the redemption of investments and additions to property, plant and equipment, relating to the costs of separating the assets and liabilities of the Commercial Aviation business unit and related services, regarding the strategic partnership between Embraer and Boeing, which is currently terminated.

Net cash used in financing activities

The volume of cash generated in financing activities in 2020 totaled R$5,241.8 million, compared to the cash used in financing activities of R$1,026.4 million in 2019, primarily influenced by the significant increase (610.7%) in Proceeds from borrowings, which was partially offset by the credit facilities repaid, as there was a 122.3% increase in repayment of borrowings in 2020.

The volume of cash used in financing activities in 2019 totaled R$1,026.4 million, compared to the cash used in financing activities of R$1,885.9 million in 2018, primarily due to the higher proportion of Repayment of borrowings, when compared to the amount of Proceeds from borrowings in 2018.

10.2 – Operating and Financial Results

(a)    Results of the issuer’s operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company’s revenue are: (1) the volume of commercial executive aircraft deliveries; (2) the mix of deliveries of light and large jets for executive aviation; (3) the exchange rate variation, considering the U.S. dollar is the functional currency of the Company; (4) revenues from services regarding maintenance services of aircrafts, parts and material supply, training, modifications, flight operation, technical and field support etc; (5) the entry into service of new products; and (6) revenue from the Defense & Security segment.

The charts below show the total revenue of the Company by business unit and geographic region. It should be noted that the Commercial Aviation segment accounts for most of the revenue of the Company, followed by Executive Aviation, Services & Support and Defense & Security. From a geographic point of view, revenue from North America was 67.3% and showed growing for the third consecutive year and has remained as the main consumer market of Embraer’s products and services, especially in relation to Executive Aviation and Commercial Aviation with the E175 jets, as a result of the success of the various sales campaigns launched in the United States in recent years, where the Company obtained the vast majority of all orders for 76-seat jets. The European market had a slight drop in revenue and accounts for 14.2% of the Company’s revenue in 2020. Brazil’s market maintained relatively stable and achived 10.1% of the revenue in 2020. Revenue from Asia-Pacific decreased from 6.5% in 2019 to 4.4% in 2020, and in Latin America, the contibution was 2.0% lightely higher than 1.0% of the previous period. For the other markets the variation was 2.4% in 2019 to 1,9% in 2020.

In 2020, the operating income and operating margin (EBIT) were R$ (1.681,0) million and (8,6)%, respectively. The operating income and margin of the period include the total negative impact of special items on the amount of R$ (1.157,3) millions, as follows: 1) R$ (372,8) millions of restructuring expenses related to the adjustment of the workforce; 2) R$ (255,3) million of loss of credit provision expected during the pandemic; 3) R$ 5,5 million of impairment reversion in Commercial Aviation, which positively impacted the operating income; 4) R$ 49,0 million of impairment reversion in Executive Aviation, which also positively impacted the operating income ; 5) R$ 19,8 million of impairment in Defense & Security ; 6) R$ (542,6) million related to the recognition of depreciation and amortization in Commercial Aviation related to the period where the Commercial Aviation and its related services were recognized as held for sale e; 7) R$ (21,3) million in negative variations on the equity hold by Embraer in the Republic Airways Holdings.

In the period, the adjusted EBIT of Embraer, excluding the total net negative impact of special items of R$ (1.157,3) million was R$ (523,7) million, generating an adjusted margin EBIT of -2.7%. This is comparable to the EBIT of R$ (15.6) million and margin EBIT of -0.1%. The decrease of the adjusted EBIT in 2020 was driven by the decline in the Commercial Aviation and Services & Support sectors, which are the business units most negatively impacted by the impacts of Covid-19.

(b)     Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In 2020, Embraer delivered 130 aircraft in the Commercial Aviation and Executive Aviation segments, which is less than the 198 aircraft delivered in such segments in the previous year. In the period, deliveries were strongly impacted, especially in Commercial Aviation, due to the Covid-19 pandemic. Together, as a counterpoint there was a positive impact of revenues in reais due to the average depreciation of 31% of the Real in the period, what generated net revenue of R$ 11.410.0 million for such two business sectors.

In 2020, net revenue from the Commercial Aviation business totaled R$5,087.0 million, representing a 34.9% decrease compared to the R$8,924.8 million in 2019. The number of aircraft delivered in the segment was 44 in 2020 and 89 in 2019, due to the negative impact caused by the Covid-19 pandemic, which continues to affect the world and especially the commercial air travel segment.

Revenue from the Executive Aviation business totaled R$5,602.9 million in 2020, representing a slight decrease compared to the R$ 5,641.1 recorded in the previous year, despite the lower number of deliveries in 2020, which was 30 large jets and 56 light jets, totaling 86 executive jets, compared to 62 light jets and 47 large jets delivered in 2019, totaling 109 jets.

Net revenue from the Defense & Security business totaled R$3,453.3 million, 52.1% higher than the R$2,270.0 million in 2019, mainly due to the depreciation of the Real against the dollar, which is the Company’s functional currency.

The Services & Support business generated R$4,719.4 million in revenue in 2020, presenting a 4.3% decrease compared to the R$ 4,929.2million in the previous year, mainly due to the exchange rate variation described above. Revenue from Service & Support considers revenue of the segment for the Business Units, Commercial Aviation, Executive and Defense.

Other businesses generated R$59.2 million in revenue in 2020, which is 59.5% higher than the R$37.0 million generated in 2019.

In 2019, Embraer delivered 198 aircraft in the Commercial Aviation and Executive Aviation segments, more than the 181 aircraft delivered in such segments in the previous year, which, combined with the average depreciation of 13% in the Real in the period, generated a total net revenue of R$21,802.1, which is within the Company’s estimates and above the R$18,721.6 million generated in 2018.

In 2019, net revenue for the Commercial Aviation business totaled R$ 8,924.8 million, which is 2.5% higher than the R$8,706.1 million in 2018. This small increase is mainly due to the exchange variation that occurred in the period, which favored revenues in Reais. Deliveries in the segment totaled 90 aircraft in 2018 and 89 aircraft in 2019, remaining practically stable.

Revenue from the Executive Aviation business totaled R$ 5,641.1 million in 2019, representing a 34.9% increase compared to R$4,181.6 in the previous year. In addition to the exchange rate variation mentioned above, the biggest contributor to this expressive growth was the largest number of deliveries in 2019, which was 109 executive jets, with emphasis on the delivery of 47 large jets (in addition to the 62 light jets) in relation to the 91 executive jets (64 light jets and 27 large jets) delivered in 2018.

Net revenue from the Defense & Security business totaled R$ 2,270.0 million, which is 3.2% higher than the R$2,198.6 million in 2018. Net revenue in 2018 was reduced as a result of the base review of the KC-390 aircraft development contract, given the incident that occurred in May of that year, involving the 001 prototype that went off the runway while conducting ground tests.

The Services & Support business generated R$ 4.929.2 million in revenue in 2019, representing a 37.8% increase compared to the R$3,577.8 million in the previous year, mainly due to the exchange rate variation. This revenue includes the three segments of the Company: Commercial Aviation, Executive Aviation and Defense. As already described above, the services business of the Commercial Aviation is presented as a discontinued operation together with the assets, liabilities and results of the Commercial Aviation in our financial statements, and the Executive Aviation and Defense services business is presented as continuing operations.

Other businesses generated R$37.0 million in revenue in 2019, which is 35.8% lower than the R$57.6 million generated in 2018.

(c)     Impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer, if material

Considering the functional currency determined by the Company is the U.S. dollar, the foreign exchange gain (loss) presented in the financial statements of the Company refers mainly to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Embraer is one of the main tools to hedge against exchange rate variations.

Considering that the Company issues notes abroad, as described in item 10.1(i) of this Company’s Brazilian Annual Report (Formulário de Referência), and maintains cash primarily in U.S. dollars, the variation in exchange rates directly affects financial results; however, it does not affect the Company’s financial planning, given its functional currency is the U.S. dollar.

Interest rates affect Embraer’s financial results. An increase or decrease in the local interest rate also influences the Company’s financial result, as it may result in an increase in expenses.

In 2020, investments in Reais totaled R$409.6 million, in 2019 the amount was R$535.6 million, R$518.6 million of which related to continuing operations and R$16.8 million to discontinued operation, and in 2018, investments totaled R$1,575.0 million. Investments abroad are indexed to a pre-fixed rate and considering that interest rates were low in 2020, the financial result was strongly impacted.

In the last three years, the variation in prices of the main inputs and products did not affect the operation and/or financial results of the Company.

10.3 – Material events, occurred and expected, in the financial statements

(a)    Introduction or sale of operating segment

During fiscal year 2020, as a result of a change in the internal corporate structure and in the manner the principal manager of operations allocates resources and monitors the performance of operations, in addition to the termination of the transaction with Boeing involving the operations of Commercial Aviation and related services (see topic below), the following changes were made to the presentation of the operating segments:

•

Commercial Aviation operations are no longer monitored as “discontinued operations”, as disclosed in the 1st quarter of 2020, and are again monitored as a segregated operating segment. In addition, the Services & Support operations related to Commercial Aviation, which were also presented as “discontinued operations” in the 1st quarter of 2020, were again recorded in the results of the Services & Support operating segment.

•

The operations maintained in the subsidiary OGMA - Indústria Aeronáutica de Portugal S.A., previously divided between the Defense & Security and Services & Support segments during the year ended December 31, 2019 and comparative interim periods, are now attributed exclusively to the Services & Support segment.

(b)    Incorporation, acquisition or sale of equity interest

End of Strategic Partnership with Boeing

On January 24, 2019, Embraer, Boeing and certain subsidiaries of Boeing and Embraer entered into the Master Transaction Agreement (“MTA”) and other documents related to the transaction, which defined the terms and conditions for the creation of a joint venture comprising the unit of Commercial Aviation of Embraer, in which a subsidiary of Boeing would hold a 80% and Embraer a 20% stake, as well as the creation of a joint venture to promote and develop new markets and applications for the C-390 Millennium multi-mission transport aircraft (“Contribution Agreement”), in which an Embraer subsidiary would hold a 51% and a Boeing subsidiary a 49% stake (collectively, “Transaction”). Until April 25, 2020, Embraer and Boeing continued to be subject to their respective obligations set forth in the MTA and the Contribution Agreement for the conclusion of the Transaction, therefore, Embraer maintained the classification of the assets of the Commercial Aviation business and related services as “held for sale” and “discontinued operations” in the financial statements for the year ended December 31, 2019.

On April 25, 2020, Boeing notified Embraer of its decision to terminate the MTA, based on the claim by Boeing that certain conditions for the closing of the Transaction provided for in the MTA had not been met by Embraer until the expiration date of the MTA, in April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer firmly believes that Boeing has unduly terminated the MTA and the

Contribution Agreement and that Boeing was under an obligation to continue to comply with the terms of those contracts. Embraer firmly believes that it has fulfilled all of its contractual obligations under the MTA and the Contribution Agreement. Embraer is seeking all reasonable measures against Boeing for the damages suffered by Embraer as a result of the undue termination and breaches of the MTA and Contribution Agreement by Boeing, including arbitration proceedings initiated by both parties regarding the termination of the MTA and the Contribution Agreement by Boeing. There are no guarantees regarding the duration or outcome of the arbitration proceedings and the compensation that Embraer may receive or the loss that Embraer may suffer as a result or in connection with such arbitration proceedings.

Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of that date, the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified to “maintained for continuous use” and “continuing operations”. The main impacts on the financial statements are summarized below:

•

The change in the classification of long-term assets previously “held for sale” (property, plant and equipment, intangible assets and rights of use) required the recognition of expenses related to accumulated depreciation and amortization not recognized while classified as “held for sale” in the total of R$542,610, (of which R$98,133 related to the year ended December 31, 2020 and R$444,477 to the year ended December 31, 2019), recorded as other operating expenses. Additional details included in Note 31 to the Financial Statements.

•

The change in the classification also requires remeasurement of long-term assets (property, plant and equipment, intangible assets and rights of use) using the lower value between the carrying amount, adjusted for unrecognized accumulated depreciation and amortization, and the recoverable amount determined by the higher of the carrying amount in use of these assets and the fair value minus the expenses that would be incurred for sale. During the period of classification as “held for sale”, these long-term assets were tested for impairment at the lower of their book value and the fair value based on the acquisition price set forth in the MTA, minus the incremental expenses incurred to complete the transaction. Additional details on the impairment test carried out are included in Note 17 to the Financial Statements.

•

The income statements for the comparative periods for the year ended December 31, 2019, as well as the related notes, are being restated to disclose the results generated by the Commercial Aviation business and related services as the Company’s continuing operations, previously disclosed as results of discontinued operations. Additional details included in Note 2.1.3 to the Financial Statements.

•

Unlike the income statements, the balances in the balance sheet related to the Commercial Aviation business and related services have not been retrospectively reclassified and remain presented as assets and liabilities held for sale on the previous reference date of December 31, 2019, as required by IFRS 5/CPC 31. Additional details included in Note 5 to the Financial Statements.

(c)    Unusual Events or Transactions

Except for the termination of the aforementioned strategic partnership with Boeing and the impacts of the COVID-19 pandemic described in item 10.9, Embraer did not experience unusual events or operations in 2020.

In 2019, Embraer did not go through unusual events or operations.

During the first semester of 2018, the 001 prototype 001 under the C-390 Millenium development agreement had an incident that unusually affected the testing campaign for the aircraft’s certification. This non-recurring event adversely affected total estimated costs for conclusion and the recognition of revenue from the contract, with an accumulated negative adjustment recorded as gross profit in the amount of R$458.7 million in the statements of income for the year.

10.4 – Significant changes to accounting standards – Qualifications and emphasis in the auditor’s report

(a)    Significant changes to accounting standards

There were no significant changes, including the adoption of new accounting standards or recently issued technical interpretations, in the set of annual financial statements for the year ended December 31, 2020.

New accounting standards and interpretations have been published or are in the process of being amended and will come into force in the coming years, however they have not been mentioned, as, according to the Company’s assessment, no material impact is expected as a result of their application.

(b)    Significant effects of the changes to accounting practices

Not applicable.

(c)    Qualifications and emphasis in the auditor’s report

Commentary on the 2020, 2019 and 2018 independent auditors’ report

The independent auditors’ reports on the Company’s financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 did not contain any qualification or emphasis of matter paragraphs.

10.5 Critical Accounting Policies

The Company is required to use estimates to measure certain transactions. The use of estimates is always associated with judgment and subjective perceptions, for which reason the company identifies its main estimates in its financial statements. The Management of the Company understands that certain variables and assumptions used in its estimates may affect its financial statements and, accordingly, the Company highlights its critical accounting policies in the paragraphs below.

Revenue from long-term contracts (Defense & Security)

In the Defense & Security segment, a significant portion of revenue is derived from long-term agreements pursuant to which the control over products and services is transferred to customers (the Brazilian government and foreign governments) over time, applying the incurred cost method, using the ratio of accumulated incurred costs divided by total estimated costs to measure progress to completion. During the performance of the agreement, the Company assesses incurred costs and, if required, total estimated costs for completion are adjusted to reflect the cost variations in relation to projected costs, mainly due to relevant changes in circumstances and new events, such as contractual amendments. Any increase or decrease in revenue and estimated costs for completion are cumulatively recognized in the statements of income for the reporting period in which the circumstances that caused the review were identified by the Management. The Management of the Company understands that an inadequate projection of the costs in these agreements may cause distortions in the measurement of the respective revenues.

In a hypothetical scenario of a 10% increase or decrease in estimated costs for completion of ongoing contracts in 2020 compared to Management’s estimates, the Company’s revenue and gross margin in the year would decrease by R$477,551 or increase by R$513,036, respectively.

Residual value guarantees

Residual value guarantees granted on new aircraft sales may be exercised at the end of the financing contract between a financial agent and the customer/operator of these aircrafts. At the time of grant, guarantees are measured at fair value and revised quarterly to reflect any losses due to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information obtained from the sale or leasing of similar aircraft on the secondary market. The Management of the Company believes that the engagement of a qualified third party not only represents an assessment made by an independent source, but also is the best way to estimate any exposure to residual value guarantees.

	Additional variations in book balances (*)
	Amounts exposed in 12.31.2020	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	543,567	(289,365)	(265,126)	(1,853)	431,291	586,110

Total	543,567	(289,365)	(265,126)	(1,853)	431,291	586,110

(*)	The positive and negative variations of 25% and 50% were applied on the rates effect. Effect of variations in income for the year.

Impairment of non-current Assets

The annual impairment test considers the Company’s medium and long-term strategic plan, brought to present value by the discount rate compatible with the market and that reflects the expectation of the investors’ return. In preparing or using this information, the Company uses estimates, as follows:

(a)

Gross expected cash flow – Management projected cash inflows and outflows based on past performance, taking into account its expectations for market development and business strategy. These projections may also take into account the efficiency gains planned for the product cycle.

(b)	Growth rates – the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports.

(c)

Discount rates – an appropriate discount rate that reflects the expected return of investors is used at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

The estimates used to calculate any impairment adjustment are, in general, information known to the Management of the Company, used to manage its operations and define its strategies. Accordingly, Management understands that the impairment test uses future information based on best estimates and, therefore, any impairment adjustment is adequately assessed.

10.6 – Material Items not Included in the Financial Statements (off-balance sheet items)

(a)    Assets and liabilities directly or indirectly held by the issuer that are not included in its balance sheet (off-balance sheet items), such as (i) operating lease-purchase agreements, assets and liabilities, (ii) written-off portfolios of receivables, in which the entity maintains its risks and responsibilities, indicating the respective liabilities, (iii) agreements for the future purchase and sale of products or services, (iv) unfinished construction agreements and (v) agreements for future financing disbursements Insurance coverage

The Company procures different types of insurance policies to protect its assets in the event of claims that may cause significant losses. Insurance policies are also procured for risks subject to mandatory insurance, whether due to legal or contractual provisions.

The Company and its subsidiaries maintain civil liability insurance for their operations in Brazil and abroad, with coverage and conditions considered appropriate to the inherent risks by the members of their management.

In order to cover material damages on assets and loss of profits of its operations in Brazil and abroad, the Company has secured an amount at risk of US$7.8 billion / R$40.5 billion.

As described in note 36 to the Company’s Financial Statements for December 31, 2020, in its ordinary course of business, the Company participates in certain operations that do not appear in its balance sheet (off balance sheet), as follows:

Financial Guarantees (Commercial Aviation)

The Company provides guarantees related to the financing of aircraft. The guarantee is provided to the financing agent and, in the event the customer fails to repay the financing, the Company incurs the first losses, limited to a percentage of the previously agreed outstanding balance. These guarantees are not recorded in the books of the Company until a significant event occurs, such as reorganization or judicial recovery filing of a customer.

The Company provides residual value guarantees that usually assure, within a certain period, that the aircraft will have a market residual value based on its original sales price, subject to a limitation (cap). Upon exercise by a purchaser of its residual value guarantee, the Company bears the difference between the guaranteed residual value and the market value of the aircraft, if any. This monitoring is conducted monthly and if an exposure is identified, the Company establishes a provision.

The table below sets forth quantitative data regarding the financial guarantees the Company renders to third parties. The maximum potential payment (off-balance sheet exposure) represents the worst-case scenario and does not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset the payments related to these guarantees.

	12.31.2020	12.31.2019

Maximum financial guarantees	151,744	144,597
Maximum residual value guarantees	801,068	823,637
Mutually exclusive exposure (i)	(11,729)	(50,287)
Provisions and liabilities recorded (Note 24)	(470,830)	(565,327)

Off-balance sheet exposure	470,253	352,620

Estimated proceeds from financial guarantees and underlying assets	348,554	350,232

(i)

When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

As a result of the impacts of the COVID-19 pandemic on the Commercial Aviation market, the Company was sued by creditors of certain customers covered by financial guarantees, incurring additional losses of R$30,518 recognized in the result for the year due to the default events of these customers.

The Company’s exposure is reduced by the fact that, in order to benefit from the guarantee, the guaranteed party must return the underlying asset under specific conditions of use.

Backstop commitments (Commercial Aviation)

In certain firm agreements for the sale of commercial jets included in the backlog (“Backlog”), the Company has granted guarantees to provide financing for the delivery of these firm orders if the customer does not have other sufficient lines of credit at the time of delivery of the aircraft.

Historically, the Company has been minimally sued by its customers during the deliveries of the E-Jets commercial jet family for the exercise of this guarantee, which demonstrates the existence of alternative sources of credit in the market for the transfer of these financing obligations and remote probability of exercise. In addition, Embraer retains ownership of the aircraft manufactured until there is effective settlement by the customer, thus not incurring any risk of loss.

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2020, totaled R$74.6 billion, of which R$14.4 billion should be realized in the next five years, based on Company’s estimates.

The Company recognizes revenue when (or to the extent that) the performance of an obligation is accomplished by transferring the promised good or service (i.e., an asset) to the customer. The asset is transferred when (or to the extent that) the customer obtains control over this asset.

(b)    Others Items not included in the Financial Statements

There are no other items that were not included in the financial statements.

10.7 – Comments on off-balance sheet items

We present below information related to the items mentioned in Item 10.6 of this Company’s Brazilian Annual Report (Formulário de Referência), as well as Management’s evaluation on the effects of those off-balance sheet items in the Company’s financial statements.

(a)    How these items change or may change revenue, expenses, operating income (expense), financial expense or other items of the financial statements of the issuer

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2020, totaled R$74.6 billion / US$14.4 billion, of which R$55.4 billion / US$10.7 billion is expected to be realized in the next 5 years, according to the Company’s estimate.

As of December 31, 2020, as a result of the impacts of the COVID-19 pandemic and based on delivery postponement agreements entered into with certain customers, the Company revised the firm order delivery forecast and reallocated performance obligations that would be met in the next 5 years in the approximate amount of R$8.3 billion / US$1.6 billion, based on the forecast existing until December 31, 2019, for later periods.

Financial Guarantees (Commercial Aviation)

The Company may provide residual value guarantees related to the aircraft sold, which may be exercised at the end of the financing contract between a financial agent and the customer/operator of these aircraft. At the time of grant, guarantees are measured at fair value and revised quarterly to reflect any losses due to the fair value of these commitments, and are recorded as a financial expense by the Company as they are derivative instruments. Residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated based on aircraft valuations issued by third parties, including information obtained from the sale or leasing of similar aircraft in the secondary market.

The Company may provide financial guarantees in the future related to aircraft sold. The guarantee is granted at fair value; the respective amount is recorded as a deduction from sales and subsequently recognized as sales revenue during the term of the granted guarantee. The Company monitors the credit condition of the borrower and, if any event occurs that affect the credit condition of the borrower or negotiation, the exposure is recalculated taking into account the best estimate at the time in which the payments are probable to occur and may be reliably estimated; the exposure is then recognized as a provision against operating income (expense). When an agreement on the payment of these guarantees is executed, the estimated amounts are reclassified to accounts payable.

The exposure of the Company is reduced because, in order to benefit from the guarantee, the guaranteed party must return the underlying asset in specific conditions of use.

Backstop commitments (Commercial Aviation)

In order to mitigate exposure to credit risk, the exercise of this financing guarantee depends on the financial conditions of the client on the date of the notice of exercise and on conditions precedent to be met. If financing is granted, the Company maintains the financed aircraft as a guarantee in the financing structure. In item 10.6 other information regarding the scenario of financing agreement granting is provided.

(b)    Nature and purpose of the transaction

For a description of the nature and purpose of each transaction, see item 10.6(a) of this Company’s Brazilian Annual Report (Formulário de Referência).

(c)    Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

For a description of the amount of obligations assumed and rights created in favor of the Company as a result of off-balance sheet transactions, see item 10.6(a) of this Company’s Brazilian Annual Report (Formulário de Referência).

10.8 – Business Plan

(a)    Investments

(i)    Quantitative and qualitative description of ongoing and expected investments

The main investments in the recent years were devoted to Commercial and Executive Aviation, as investments in the Defense & Security segment are generally paid by the Brazilian government, according to agreements of development of projects entered into by Embraer.

In the Commercial Aviation segment, we highlight the development of the E-2 jets, second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which were launched in June 2013; the entry into service of the first E190-E2 model for the customer Wideroe, from Norway, took place in April 2018. In 2019, the E195-E2 was certified and entered into service in September with the first delivery to AerCap and Azul Linhas Aéreas. The E-175 E2 made its first flight in December 2019 and its entry into service was rescheduled in 2020 for 2023, due to the current commercial aviation market conditions worldwide, as a result of the Covid-19 pandemic. The Company will continue to develop the aircraft, albeit in a more prolonged manner, and believes that the E175-E2 will be ready to enter into service at a more suitable market time. Until such previous period before the entrance into service, Embraer continues to offer the E175 jet of first generation of E-Jets, which is a market leader and the most efficient and comfortable commercial aircraft in the 76-seat category.

In October 2018, the Company launched the new Praetor 500 and Praetor 600 executive jets, midsize and super-midsize jets that are more innovative and technologically advanced in such category. The Praetor 600 was certified and entered into service in the second quarter of 2019, followed by the Praetor 500, which was certified in the third quarter of 2019 and entered into service in the fourth quarter of 2019. The Praetor 600 and 500 jets stems from the jet platform Legacy 500/450.

In 2020, most of the investments of the Company were related to the development of the E2 commercial jet family.

The table below sets forth the investments in research and development (R&D) and Capex of the Company, in 2020, 2019 and 2018.

	2020		2019		2018
US$ million	Projection	Realized	Projection	Realized	Projection	Realized
R&D	—	151.2	—	328.2	350.0	210.9
Capex	—	51.2	—	157.7	200.0	93.7

Total	—	202.4	—	485.9	550.0	304.6

(ii)    Sources of funds for investments

Investments consist primarily of expenses associated with the development of aircraft for the Commercial and Executive Aviation markets and Investments in industrial capacity in Brazil and abroad. Generally, these investments are supported by funds derived from operations, loans and financing from financial institutions and government financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), contributions in cash from risk- sharing partners, and advance payments from customers.

The financial resources raised by the Company in 2020 are described in Item 10.1(d), of this Brazilian Annual Report (Formulário de Referência).

In 2018 and 2019, the Company did not raise any relevant funds.

(iii)    Material ongoing and expected divestments

There are no have material ongoing or expected divestments.

(b)    Provided it has been disclosed, indicate the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer.

There has been no purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c)    New products and services, indicating (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

Based on its business plans and monitoring of the global technological scenario, Embraer sets forth a technological development plan aiming to investigate and develop solutions for the main challenges the global aeronautic industry may face in the coming years in connection with design, development, production and commercialization of aircraft, in order to remain competitive. These preparatory efforts to apply advanced technologies will make aircraft lighter, quieter, more comfortable and efficient in terms of consumption of energy and emissions, and will decrease the time required to design and manufacture aircraft, while optimizing resources.

In order to expand the reach of the results and minimize the risks of developments, the Company’s pre- competitive research and development strategy is structured as a program that has as essential skills not only the ability to manage and execute multidisciplinary projects, but also to maintain and coordinate a network of development partners, integrating several institutions (universities, research institutes, development institutions and companies).

In 2020, the Company’s total investments amounted to US$ 202.4 million, of which US$121.4 million was earmarked for Product development, net of contribution from suppliers; US$29.8 million for Research; and US$50.6 million in CAPEX. It is important to mention that the CAPEX amount described above excludes expenses related to equipment and property, plant and equipment, which totaled US$0.5 million, and primarily consist of programs in the Defense & Security segment. These expenses are taken into account based on the terms and conditions of the relevant agreements and, consequently, are not part of the estimated CAPEX of the Company.

The Company’s investments are financed with equity and third-party capital.

10.9 – Others Material Factors

It is recommended that the company disclose, in this item, information about expenses with advertisement, sponsorships, partnerships and agreements (convênios), as well as the criteria used to allocate funds to these expenses.

In 2020, the Company’s advertising expenses totaled approximately R$37 million, of which the majority of the expenses are for fairs and exhibitions, advertisement campaigns and other promotional activities. Business areas request these expenses annually and they are submitted to management for approval, in order to enable the marketing efforts of products and services.

Impacts of the COVID-19 pandemic

Embraer is monitoring the outbreak of COVID-19 and its impacts on the global economy, as well as on its employees, operations, supply and demand for its products and services. The Company has been implementing contingency plans in order to be able to act quickly as the current situation develops.

As a result of the pandemic and impacts thereof on the Commercial Aviation industry, the Company’s credit rating was downgraded by the rating agencies: on April 28, 2020, Fitch downgraded our rating from BBB-to BB +, on April 29, 2020, Moody’s also downgraded our rating from Ba1 to Ba2, with a negative outlook, and on February 21, 2021, Standard & Poor’s downgraded our rating by one point, to BB, with a negative outlook.

Since the beginning of the pandemic, Embraer has adopted several initiatives with a focus on the health and safety of its employees. The Company’s operations were interrupted for a few days to adjust the industrial facilities due to occupational health and safety measures. Social distancing measures were taken, such as the implementation of telework for some employees. In addition, several employment protection measures were taken, such as a reduction in working hours and wages, collective vacation and paid leave.

Also as a result of the COVID-19 pandemic and its impacts on the economy, the Company carried out three voluntary termination plans (VTP) for specific groups of employees in Brazil, with the participation of approximately 1,600 people. On September 3, 2020, the Company announced a reduction in its workforce, representing approximately 900 employees. Considering the adhesions to the VTP and the non-voluntary dismissals, the workforce was reduced by approximately 2,500 employees in Brazil (12.5% of the total workforce). The aggregate expenses of the voluntary termination plans and reduction in the workforce totaled R$372,747 for the year.

The Company adopted measures to preserve cash flow, including (i) reduction in working hours and cuts in wages; (ii) reductions and cuts in fees for members of the board of executive officers and board of directors; (iii) extension of payment terms related to suppliers; (iv) extension of tax payment deadlines; (v) negotiation of new credit facilities; and (vi) adjustment in the production chain.

The main impacts on the Company’s business units are summarized below.

Commercial Aviation

Regarding the Commercial Aviation business, the wide disruption in traffic caused by COVID-19 has affected the operations of our customers worldwide. According to Cirium, a data analysis consultancy firm, 18% of the fleet of up to 100 seats and 36% of the fleet with 100 to 150 seats was stored in December 2020. The International Air Transport Association - IATA reported that global commercial traffic in 2020 has dropped by 65.9% year-on-year. IATA’s projection is that the volume of traffic in 2021 will be 50% lower compared to 2019. Due to COVID-19, some of our customers rescheduled aircraft deliveries for 2021 and after; for example, certain postponement agreements were entered into that generated a limited number of postponement of deliveries until after 2025, which affected our results for 2020. However, as of the date of these annual financial statements, there has been no cancellation. The Company granted a bridge loan for certain deliveries of commercial jets in the third and fourth quarters of 2020, which were settled through the transfer of receivables to financing agents who financed customers in December 2020. The pace of recovery is difficult to predict, since this outbreak is unprecedented in history and we cannot yet fully determine the impact of the COVID-19 pandemic on our activities in the short-and medium-term.

Defense & Security

Regarding the Defense & Security business, the programs have been affected by the global pandemic caused by COVID-19, both in its operation and in the supply chain. Some manufacturers were inoperative for weeks due to the pandemic, compromising their ability to supply parts and products. The logistics for shipping materials was also affected, with longer airfreight cycles due to the lower availability of international flights, increasing the time for the shipping of parts. It should be noted that no customer orders were canceled in the Defense programs due to the pandemic. Necessary adjustments to the commitments agreed with customers have already been negotiated. The Company has taken the necessary actions to overcome the challenges imposed by COVID-19 and to minimize impacts on Defense deliveries.

Executive Aviation

Regarding the Executive Aviation business, travel restrictions and emergency quarantine imposed certain challenges for the delivery of aircraft to international customers during 2020. As of the date hereof, the production lines for our executive aviation products are able to maintain the planned supply levels, without major shortages. We continue to monitor risks and control the supply chain, accommodating demand to avoid obstacles that may still arise from this global crisis. During 2020 and due to the crisis, executive aviation carried out 86 deliveries, representing a 21% decrease compared to the total number of jets delivered in 2019. Also in 2020 and according to the General Aviation Manufacturers Association (GAMA), the global business jet industry decreased its total annual volume of new jet deliveries by approximately 20%. On the date of the annual financial statements, one of our business jet customers canceled its firm order and some of our business jet customers rescheduled aircraft deliveries. Although we cannot fully predict the impact of the continued outbreak of COVID-19 on our activities in the short-and medium-term, we believe that some of our customers may either postpone scheduled aircraft deliveries or cancel orders. For 2021, the executive jet market is expected to remain stable in relation to the volume delivered in 2020, gradually resuming growth in the following years.

Services & Support

Regarding the Services and Support business, both Commercial Aviation and Executive Aviation customers were impacted by COVID-19, directly affecting the companies’ cash flow. Due to the decrease in operations and in the number of flights during the pandemic, many operators were financially affected, resulting in delays or renegotiation of payment for services, parts, flight hour programs and contracted maintenance. During the pandemic, companies invested only in the most urgent and indispensable items to preserve cash. At OGMA, there was a decrease in the maintenance of civil aircraft engines, but an increase in demand for defense aircraft engines. In addition, some scheduled services, such as repairing the landing gear of the Phenom and E-Jets Programs, were affected due to the delay in receiving and/or sending the parts, which caused the service to be rescheduled and, consequently, impacting the financial receipt. In addition, there was a considerable pause in the demand of maintenance centers for several months of 2020, which caused the decrease in operation. However, demand has been increasing significantly in recent months, in line with the gradual resumption of flight activities by the Company’s operators and customers.

Information security incident

On November 24, 2020, Embraer suffered a cybersecurity incident that was later identified as a ransomware attack. The attack resulted in the encryption of a virtual server environment hosted in Brazil. The perpetrators of the attack exfiltrated certain data from that environment, and some of that data was made available on the dark web.

Immediately after the incident, Embraer employed significant IT resources and took steps to protect its systems, isolate the affected server and remedy its network. In view of the effectiveness of the Company’s response and the availability of back-up servers, Embraer chose not to establish contact with the perpetrators of the attack and not to pay any ransom. As part of its reaction, Embraer hired Tempest Security Intelligence, a leading cybersecurity company, to investigate the incident and supplement the Company’s remediation efforts.

Embraer adopted additional measures to strengthen the security of its systems, and reported the incident to the relevant authorities in Brazil and abroad.

The incident did not have a material impact on Embraer’s revenue generation, cash flows or incremental expenses. There is also no indication that the accuracy and integrity of any financial information has been affected as a result of the incident.

Annex II – OPINION AND REPORT OF THE AUDIT, RISK AND ETHICS COMMITTEE

(Report for purposes of item VI of Section 31-D of CVM Instruction No. 308/99, as included by CVM Instruction No. 509/11 and Opinion in compliance with item III of the Sole Paragraph of Section 9 of CVM Instruction No. 481/09)

Opinion and Summary Report of the Work of the Audit, Risk and Ethics Committee

In accordance with the provisions of its Internal Regulations, the Audit, Risks and Ethics Committee (“Committee”) of Embraer S.A. (“Embraer” or “Company”) is responsible for advising the Board of Directors with a focus on the following matters:

(a)

monitoring and assessment of business risks, of an operational, marketing, public image, corporate, financial, or legal nature of the markets managed by the Company, through the diagnosis of the risk sources of the Company’s activities;

(b)	evaluation of the adequacy of the risk assessment models mentioned above, as well as the conformity and validation tests of the models used;

(c)	analysis and opinion on the guidelines and policies of risk management, especially in the estimation of the financial impact from unexpected losses in normal and stress-related situations;

(d)	analysis and opinion on the managerial and accounting information disclosed to the public and regulatory bodies regarding the Company’s risk profile and control;

(e)	assessment of the adequacy of the human and financial resources allocated to the organization’s risk management;

(f)	implementation, dissemination, revision, updating and recommendation of training plans with respect to the Company’s Code of Ethics and Conduct as well as the Company’s Helpline; and

(g)

conduction of investigations and proposal of corrective measures related to the violations of the Company’s Code of Ethics and Conduct, provided that certain activities may be delegated to the Company’s Ethics and Conduct Committee.

In addition, the Committee exercises the functions of (i) Audit Committee for the purposes of US law, especially the Sarbanes-Oxley Act, (ii) Statutory Audit Committee under the terms of Instruction 509, of November 16, 2011 (“CVM Instruction 509”), of the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM), and of (iii) Ethics and Conduct Committee.

The Committee’s functions are carried out based on information received from Management, external auditors, internal auditors, the compliance area and those responsible for risk management and internal controls and for the preparation of financial statements.

The audit committee financial expert, under the terms of the Committee’s Internal Regulations and applicable regulations, is Mr. Sergio Eraldo de Salles Pinto.

Committee Activities regarding the 2020 fiscal year

On May 18, 2020, the composition of the Committee was changed as follows (i) Mr. Sergio Eraldo de Salles Pinto became an external member of the Committee, pursuant to Paragraph 1 of Section 35 of the Company’s Bylaws and (ii) Mr. João Cox Neto became the coordinator the Committee.

The Committee met 9 times in the period from March 2 to December 17, 2020 to assess and review matters under its authority, among which the matters highlighted below. The Chairman of the Board of Directors, the Chief Executive Officer and the Executive Vice-President, Financial and Investor Relations of the Company are permanent guests at the Committee’s.

1.	System of Internal Controls and Risk Management

During the 2020 fiscal year, the Committee assessed, in meetings with the Risk Management and Internal Controls, aspects related to Embraer’s risk management and control, as well as the SOX 2020 work.

The Committee, based on the information brought to its attention, records as positive the efforts being made in order to ensure the effectiveness of the Company’s internal control and risk management systems.

2.	External Audit

The Committee maintains with the external auditors a periodic communication channel for a wide discussion of the results of its work and relevant accounting aspects, in a manner that allows its members to form their opinion on the accuracy of the financial statements and financial reports. In 2020, the Committee met with the Company’s external auditors on five occasions.

The Committee evaluates the quantity and quality of the information provided by Pricewaterhousecoopers Auditores Independentes as fully satisfactory.

The Committee monitored the activities of independent external auditors in order to assess their Independence, as well as the quality and the adequacy of the services provided to the Company.

3.	Internal Audit

The Committee monitored the audit process carried out by the Internal Auditing Board of Executive Officers, by means of periodic meetings and the approval of the planning of its work related to the 2020 fiscal year and the monitoring of its execution.

The Committee assesses the scope and quality of the work carried out by the Internal Audit as positive. The results of this work, presented at the Committee’s meetings, did not point out to the Committee the existence of risks that could significantly affect the Company’s sustainability.

4.	Compliance

The Company monitored, in meetings with the Compliance Board of Executive Officers, the improvement and development of the Embraer Enhanced Compliance Program. This long-term project covers the review of all the aspects of the compliance systems and, where appropriate, their improvement and complementation.

Among the compliance matters addressed by the Committee in 2020, we highlight the reassessment of policies and procedures, the communication campaign and the reports of the Helpline, comprising the reports over the past years and the respective disciplinary measures adopted.

5.	Individual and Consolidated Financial Statements

The Committee analyzed the procedures that involve the process of preparing the individual and consolidated trial balances and balance sheets and the notes to the Company’s financial statements. In this regard, the Committee discussed the information regarding the 2020 fiscal year with PricewaterhouseCoopers and the Company’s officers, including on a quarterly basis. The Committee examined the Company’s internal controls, the relevant accounting practices used by Embraer in the preparation of the financial statements and the results of the SOX 2020 work. It was verified that they are in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS).

6.	Other relevant matters:

6.1. FCPA Investigation

Since 2012, the Committee has been responsible for coordinating the work related to the FCPA internal investigation, initiated in 2010, which resulted in the execution of agreements with US authorities (United States Department of Justice - DOJ and Securities and Exchange Commission - SEC) and also Brazilian authorities (Federal Prosecution Office (Ministério Público Federal – MPF) and Brazilian Exchange Commission (Comissão de Valores Mobiliários – CVM)) in 2016. As part of the agreements, the Company agreed with the procurement and the external and independent monitoring, for three years as of the beginning of 2017, to accompany the fulfillment of the terms of thereof.

The matters related to the investigation, the execution of the agreements and the fulfillment of the terms thereof, including the independent monitoring process, were presented by the Board of Executive Officers and discussed with the Committee until the end of the monitoring and the filing of the Deferred Prosecution Agreement (DPA) by the DOJ. In particular, in 2020, the Committee carried out the verification, analysis and recommendations regarding the follow-up (i) of the agreements in other countries; (ii) investigations and related actions in Brazil and abroad; (iii) the monitoring, through in-person and virtual meetings, until its end in May 2020.

6.2    Brazilian General Data Protection Law (Lei Geral de Proteção de Dados)

In compliance with the General Data Protection Law, the Board of Directors approved in 2020 the structure of the Data Protection Office, or DPO, based on the principle of interdependence between key areas of the Company, with the leadership of the Legal and Compliance Executive Vice President.

The DPO reports to the Committee, submitting semiannual visibilities regarding (i) the definition of the approach to any corporate risks arising from the Company’s activities; and (ii) the progress of privacy activities and initiatives and any relevant operational difficulties and critical privacy indicators.

6.3	Cybersecurity

In November 2020, Embraer suffered a cybersecurity incident, the containment measures, legal measures and mitigation measures of which were informed and assessed by the Committee. Short- and long-term action plans for monitoring and addressing possible future attempts at attack were also discussed with the Committee.

7.	Recommendations

Throughout 2020, the Committee periodically reported to the Board of Directors on the progress of its work, presenting opinions and making recommendations on various matters within its authority.

8.	Opinion on the Consolidated Financial Statements for the year ended December 31, 2020

The Committee recommends the approval of Embraer’s consolidated financial statements for the year ended December 31, 2020 by the Board of Directors.

São José dos Campos, March 5, 2021.

João Cox Neto

Coordinator of the Audit, Risk and Ethics Committee

Márcio de Souza

Member of the Audit, Risk and Ethics Committee

Raul Calfat

Member of the Audit, Risk and Ethics Committee

Vanessa Lopes

Member of the Audit, Risk and Ethics Committee

Sérgio Eraldo de Salles Pinto

Member of the Audit, Risk and Ethics Committee

Annex III – INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

12.5 – Composition and professional experience of members of management:

Information regarding the candidates on the slate proposed for the Board of Directors:

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Alexandre Gonçalves Silva	Mar. 6, 1945	Board of Directors	Apr. 26, 2021	2 years	6
022.153.817-87	Engineer	Chairman and independent member of the Board of Directors	Apr. 26, 2021	No	100%
No
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2011 and Chairman of the Board of Directors since 2012. Company’s Main Business Activity: Aeronautics.

(ii) Vale S.A.: Independent Member of the Nomination Committee. Main Business Activity: Mining

(iii) Companhia Nitroquimica do Brasil: Member of the Board of Directors since 2012. Company’s Main Business Activity: Chemistry.

(iv) Grupo Ultra: Member of the Board of Directors since 2015. Company’s Main Business Activity: Energy.

(v) Iochpe-Maxion.: Member of the Board of Directors since 2019. Company’s Main Business Activity: Auto parts.

(vi) Fibria: Member of the Board of Directors from 2010 to January 2019. Company’s Main Business Activity: Pulp.

(vii) Votorantim Cimentos: Member of the Board of Directors form 2016 to 2020. Company’s Main Business Activity: Civil Construction.

(viii) Tecsis: Member of the Board of Directors from 2014 to 2016. Company’s Main Business Activity: Industry-Energy.

(ix) Alupar: Member of the Board of Directors from 2007 to 2014. Company’s Main Business Activity: Energy.

Management positions held in other companies or third sector organizations: Mr. Alexandre Gonçalves Silva also holds management positions in other companies or third sector organizations, at the American Chamber of Commerce – AMCHAM (Câmara de Comércio Americana), as a Member of the Board of Directors since 2003.

Education: Mechanical Engineering degree from Pontifícia Universidade Católica do Rio de Janeiro – PUC

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Gonçalves Silva declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Alexandre Gonçalves Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Raul Calfat	Dec. 4, 1952	Board of Directors	Apr. 26, 2021	2 years	3
635.261.408-63	Manager	Vice-Chairman and independent member of the Board of Directors	Apr. 26, 2021	No	100%
Coordinator of the Strategy Committee and member of the Audit, Risk and Ethics Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2017 and Vice-Chairman of the Board of Directors since 2020. Company’s Main Business Activity: Aeronautics.

(ii) Votorantim S.A.: Chief Executive Officer until 2013 and Chairman of the Board of Directors from 2014 to April 2019. Company’s Main Business Activity: Industrial Conglomerate.

(iii) Fibria: Member of the Board of Directors from 2009 to 2018. Main Business Activity: Pulp Production.

(iv) Duratex S.A.: Independent member of the Board of Directors since 2015. Company’s Main Business Activity: Wood Panels and Bathroom Products.

(v) RGE Pte Ltd, located in Singapore: Senior Advisor, and in its subsidiary Bracell SP Cellulose Ltda: Advisor. Company’s Main Business Activity: Pulp Production.

(vi) Macquarie Serviços Agricolas Participações Ltda: Senior Advisor. Company’s Main Business Activity: Infrastructure investment.

(viii) China Three Gorges Brasil: Independent member of the Board of Directors since 2021. Company’s Main Business Activity: Energy.

Management positions held in other companies or third sector organizations: Mr. Raul Calfat does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Business Management from Fundação Getúlio Vargas School of Business Management obtained in 1974.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Raul Calfat declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Raul Calfat declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Dan Ioschpe	Feb. 25,1965	Board of Directors	Apr. 26, 2021	2 years	2
439.240.690-34	Administrator	Independent effective member of the Board of Directors	Apr. 26, 2021	No	100%
Member of the Strategy Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since May 2020. Company’s Main Business Activity: Aeronautics.

(ii) Iochpe-Maxion.: Chief Executive Officer from 1998 to 2014 and Chairman of the Board of Directors since 2014. Company’s Main Business Activity: Auto parts.

(iii) Cosan S.A.: Member of the Board of Directors since 2014. Main Business Activity: Fuels and Energy.

(iv) Profarma S.A.: Independent member of the Board of Directors from 2006 to 2020. Company’s Main Business Activity: Distribution and retail of pharmaceuticals.

(v) WEG S.A.: Independent member of the Board of Directors since 2012. Company’s Main Business Activity: Electrical equipment.

(vi) Marcopolo S.A.: Independent member of the Board of Directors since 2018. Company’s Main Business Activity: Bus manufacturer.

(vii) BRF S.A.: Independent member of the Board of Directors since 2018. Company’s Main Business Activity: Food.

Management positions held in other companies or third sector organizations: Mr. Dan Ioschpe also holds management positions in other companies or third sector organizations, namely: Chairman of the Board of Directors of Sindipeças since 2016; President of FET / CNI (Fórum das Empresas Transnacionais of CNI) from 2017 to 2019 and Chairman of the Board of IEDI since 2019. He is also a member of the Boards of SESI/SP and ABDI since 2020.

Education: Bachelor’s degree in Journalism from Universidade Federal do RS (UFRGS), obtained in 1986, specialized in Marketing at Escola Superior de Propaganda e Marketing – ESPM/SP in 1988 and MBA from Amos Tuck School, Dartmouth College, USA in 1991.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Dan Ioschpe declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Dan Ioschpe declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
João Cox Neto	May 2, 1963	Board of Directors	Apr. 26, 2021	2 years	6
239.577.781-15	Economist	Independent effective member of the Board of Directors	Apr. 26, 2021	No	100%
Coordinator of the Audit, Risk and Ethics Committee and Member of the People and Governance Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2011. Company’s Main Business Activity: Aeronautics.

(ii) Estácio Participações S.A.: Member of the Board of Directors from 2010 to 2018 and Chairman of the Board of Directors from 2016 to 2018. Company’s Main Business Activity: Education.

(iii) Linx S.A.: Member of the Board of Directors since 2015. Company’s Main Business Activity: Software.

(iv) OTP: Member of the Board of Directors from 2015 to 2018. Company’s Main Business Activity: Road, airport and port concessions.

(v) Cox Investments & Advisory: Partner since 2005. Company’s Main Business Activity: Investments and consulting.

(vi) Braskem S.A.: Member of the Board of Directors since 2016. Company’s Main Business Activity: Manufacturing of petrochemical products.

(vii) Petrobras S.A.: Member of the Board of Directors since 2019. Company’s Main Business Activity: Exploration and distribution of oil and oil byproducts.

(viii) Vivara S.A.: Chairman of the Board of Directors since 2019. Company’s Main Business Activity: Industrialization and commercialization of jewelry.

(ix) Qualicorp S.A.: Member of the Board of Directors from 2019 to April 2020. Company’s Main Business Activity: Sale of health plans.

(x) TIM S.A. e TIM Participações S.A.: Chairman of the Board of Directors from 2018 to 2019. Company’s Main Business Activity: Telecommunication services.

Management positions held in other companies or third sector organizations: Mr. João Cox Neto does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics from Universidade Federal Bahia obtained in 1983. Post-graduate degree in Economics from Université du Québec à Montreal and the College of Petroleum Studies da Oxford University.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. João Cox Neto declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. João Cox Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Maria Letícia de Freitas Costa	Mar. 27, 1960	Board of Directors	Apr. 26, 2021	2 years	3
050.932.788-58	Engineer	Independent effective member of the Board of Directors	Apr. 26, 2021	No	100%
Coordinator of the People and Governance Committee and Member of the Strategy Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2017. Company’s Main Business Activity: Aeronautics.

(ii) Prada Assessoria Empresarial Ltda.: Partner since 2010. Company’s Main Business Activity: Consulting.

(iii) Localiza S.A.: Member of the Board of Directors since 2009. Company’s Main Business Activity: Car rental.

(iv) Totvs S.A.: Member of the Board of Directors since 2017. Company’s Main Business Activity: Software.

(v) RBS Mídia: Member of the Board of Directors from 2016 to 2018. Company’s Main Business Activity: Media.

(vi) BrasilSeg e Mapfre Participações: Member of the Board of Directors since 2015. Company’s Main Business Activity: Insurance.

(vii) Mapfre S.A.: Member of the Board of Directors since 2015. Company’s Main Business Activity: Insurance.

(viii) Martins S.A.: Member of the Board of Directors from 2014 to 2020, Company’s Main Business Activity: Wholesale.

(ix) Votorantim Cimentos: Member of the Audit Committee from 2018 to 2019. Company’s Main Business Activity: Cement.

(x) Marcopolo: Member of the Board of Directors from 2012 to 2016. Company’s Main Business Activity: Bus builder.

Management positions held in other companies or third sector organizations: Mrs. Maria Letícia de Freitas Costa does not hold management positions in other companies or third sector organizations.

Education: Bachelor degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo obtained in 1982, São Paulo, SP, Brazil and an MBA degree from Samuel Curtis Johnson School of Business, Cornell University, 1986, Ithaca, NY, USA.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Letícia de Freitas Costa declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mrs. Maria Letícia de Freitas Costa declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Pedro Wongtschowski	April 24, 1946	Board of Directors	Apr. 26, 2021	2 years	4
385.585.058-53	Chemical Engineer	Independent alternate member of the Board of Directors	Apr. 26, 2021	No	100%
Member of the Strategy Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2015. Company’s Main Business Activity: Aeronautics.

(ii) Ultrapar Participações S.A.: Member of the Board of Directors from 2013 to 2018 and Chairman of the Board of Directors since 2018. Company’s Main Business Activity: multi-business company with operations in retail and specialized distribution.

(iii) Companhia Nitro Química Brasileira: Member of the Board of Directors from 2012 to 2016. Company’s Main Business Activity: Chemistry.

(iv) Centro de Tecnologia Canavieira S.A.: Member of the Board of Directors since 2015. Company’s Main Business Activity: Development and integration of disruptive technologies in the sugar-energy industry.

(v) Votorantim S.A.: Member of the Board of Directors from 2018 to 2020. Company’s Main Business Activity: Industrial Conglomerate.

Management positions held in other companies or third sector organizations: Mr. Pedro Wongtschowski also holds management positions in other companies or third sector organizations, namely: Chairman of the Board of Directors of the Brazilian Industrial Research and Innovation Company – (Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII); President of the Superior Council of the National Association of Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa, Desenvolvimento e Engenharia das Empresas Inovadoras – ANPEI); Member of the Management Committee of the Business Mobilization for Innovation (Mobilização Empresarial pela Inovação – MEI); Member of the Superior Council of the São Paulo State Research Support Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP); Vice-President of the Institute for Industrial Development Studies (Instituto de Estudos para o Desenvolvimento Industrial – IEDI). Member of the National Science and Technology Council of the Presidency of the Republic of Brazil

Education: Bachelor degree in Chemical Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1970; master’s degree from the Polytechnic School the Universidade de São Paulo, obtained in 1978; and a Ph.D. from the Polytechnic School of the Universidade de São Paulo, obtained in 1998.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

O Sr. Pedro Wongtschowski declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

O Sr. Pedro Wongtschowski declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Sergio Guillinet Fajerman	Mar. 26, 1972	Board of Directors	Apr. 26, 2021	2 years	2
018518957-10	Administrator	Independent effective member of the Board of Directors	Apr. 26, 2021	No	100%
Member of the People and Governance Committee
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since May 2020. Company’s Main Business Activity: Aeronautics.

(ii) Itaú Unibanco: Personnel Executive Officer since August 2017 and Personnel Officer from May 2010 to August 2017. Company’s Main Business Activity: Banks.

(iii) Fundação Itaú Unibanco de Previdência Complementar: Member of the Board of Directors from March 2016 to July 2018. Company’s Main Business Activity: Pension Fund.

(iv) Fundação Itaú Unibanco de Previdência Complementar: Chief Executive Officer from March 2013 to March 2016. Company’s Main Business Activity: Pension Fund.

Management positions held in other companies or third sector organizations: Mr. Sergio Guillinet Fajerman does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics Sciences from the Universidade Federal do RJ (UFRJ), obtained in 1998, MBA degree in Corporate Finance from IBMEC, obtained in 2020 and an MBA degree from INSEAD (Fontainebleau, France), obtained in 2004.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Sergio Guillinet Fajerman declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Sergio Guillinet Fajerman declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Claudia Sender Ramirez	Oct. 30, 1974	Board of Directors	Apr. 26, 2021	2 years	—
282.612.068-90	Engineer	Independent effective member of the Board of Directors	Apr. 26, 2021	No	—
No
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Latam Airlines: Senior Vice President for Clients at Latam Airlines from 2017 to 2018, CEO and President of Latam Airlines Brazil from 2013 to 2017 and Vice President of Brazil Domestic Business Unit at Latam Airlines Brazil from 2011 to 2013. Company’s Main Business Activity: Airline.

(ii) LafargeHolcim: Member of the Board of Directors since 2019. Main Business Activity: Construction Materials and Solutions.

(iii) Telefonica: Member of the Board of Directors since 2019. Main Business Activity: Telephony.

(iv) Gerdau S.A.: Member of the Board of Directors since 2019. Main Business Activity: Metallurgy.

Management positions held in other companies or third sector organizations: Mrs. Claudia Sender Ramirez also holds management positions in other companies or third sector organizations, namely: member of the Board of Directors of Hospital Israelita Albert Einstein, desde 2019; member of the Board of Directors of Amigos do Bem since 2015; member of the Board of Directors of Gastromotiva since 2020 and member of the Board of Directors of Instituto Tecnologia e Sociedade since 2020.

Education: Bachelor’s degree of Chemical Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1998 and MBA degree from Harvard Business School, obtained in 2002.

Mrs. Claudia Sender Ramirez declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Claudia Sender Ramirez declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Information regarding representatives of the Company’s non-shareholder employees and representatives of Embraer’s Employee Investment Club (Clube de Investimentos dos Empregados da Embraer – CIEMB):

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Alexandre Magalhães Filho	Jan. 14, 1953	Member only of the Board of Directors	Apr. 26, 2021	2 years	4
435.782.848-15	Accountant	Effective member of the Board of Directors	Apr. 26, 2021	No	100%
Finance Process Manager

Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2015, Budget Supervisor, Assistant of the Controllership Officer and Pricing and Economic Planning Manager, from 1986 to 2008; Cost Manager, from 2008 to 2010, Tax, Cost and Accounting Procedures Manager, from 2010 to 2017 and currently Finance Process Manager. Company’s main business activity: Aeronautics.

(ii) COOPEREMB – Member of the Board of Directors from 2015 to 2018. Company’s main business activity: Credit Cooperative.

(iii) EMBRAERPREV – Member of the Deliberation Council from 2018 to 2021 and Member of the Fiscal Council from 2015 to 2018. Company’s main business activity: Private Pension.

(iv) Embraer’s Employees Investment Club (Clube de Investimentos dos Empregados da Embraer - CIEMB) – Chairman of the Deliberation Council since 2015. Company’s main business activity: Investment Club.

Management positions held in other companies or third sector organizations: Mr. Alexandre Magalhães Filho also holds management positions in other companies or third sector organizations, namely: Member of the Fiscal Council of Instituto Embraer de Educação e Pesquisas, since its establishment.

Education: Degree in Accounting from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, obtained in 1975; specialized in Budget Analysis at Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira in 1975.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Magalhães Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Maria Antonieta Rosina Tedesco Oliveira Pêgo	Oct. 16, 1964	Board of Directors	Apr. 22, 2019	2 years	4
100.581.568-28	Business Administrator	Alternate member of the Board of Directors	Apr. 22, 2019	No	0%
Fiscal Tax supervisor of the Brazilian Tax Obligation activities

Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

Embraer S.A.: Alternate member of the Board of Directors since 2015 and Supervisor of Tax obligations activities in Brazil since May 2001. Company’s main business activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economic Sciences from Universidade do Vale do Paraíba in São José dos Campos obtained in 1989; bachelor’s degree in Business Administration from Universidade de Taubaté earned in 1986; bachelor’s degree in Mathematics from Universidade Bandeirante obtained in 1999; post-graduate degree in Business Administration (in scheme I) from Universidade Campos Sales, earned in 1994; and a post-graduate degree in Tax Accounting Planning from Pontifícia Universidade Católica de São Paulo – PUC, obtained in 2013.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Antonieta Rosina Tedesco Oliveira Pêgo declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Dejair Losnak Filho	May 18, 1963	Board of Directors	Apr. 26, 2021	2 years	—
047.339.098-10	Lawyer	Effective member of the Board of Directors	Apr. 26, 2021	No	—
Production Scheduler
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Production Scheduler, since 2003 and Member of the Board of Directors, from 2017 to 2018. Company’s main activity: Aeronautics.

(ii) Embraer’s Pioneers and Veterans Association (Associação dos Pioneiros e Veteranos da Embraer – APVE): Member of the Deliberative Council, from 2017 to 2020. Company’s main activity: Association.

(iii) COOPEREMB: Member fo the Fiscal Council since 2018. Company’s main activity: Credit Cooperative.

Management positions held in other companies or third sector organizations: Mr. Dejair Losnak Filho does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Laws degree from the University of Vale do Paraíba in São José dos Campos, obtained in 2011; Post-graduate degree in Social Security and Labor Law, UNISAL, São José dos Campos, earned in 2013 and Post-graduate degree in Social Security Law, Faculdade Legale, São Paulo, obtained in 2016, Training for Members of the Board of Directors at IBGC, in 2017 and Member of the Fiscal Council Certification by FGV, in 2019.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Dejair Losnak Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Emerson José dos Santos Leite	Sep. 12, 1973	Board of Directors	Apr. 26, 2021	2 years	N/A
159.528.188-62	Mechanical Engineer	Alternate member of the Board of Directors	Apr. 26, 2021	No	N/A
Customer Support Supervisor
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Customer Support Supervisor since 2011; Account Manager from 2008 to 2011 and Quality Supervisor from 2000 to 2008. Company’s main activity: Aeronautics.

(ii) COOPEREMB: Chief Commercial Officer since 2018 and Member of the Fiscal Council from 2015 to 2018. Company’s main activity: Credit Cooperative.

Management positions held in other companies or third sector organizations: Mr. Emerson José dos Santos Leite does not hold management positions in other companies or third sector organizations.

Education: Mechanical Engineer degree from UNESP, obtained in 1998; MBA degree in Business Management from FGV, earned in 2002 and Training for Members of the Board of Directors at IBGC, in 2019.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Emerson José dos Santos Leite declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Information regarding the representatives of the Federal Government:

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Marcelo Kanitz Damasceno	Aug. 22, 1959	Board of Directors	Apr. 26, 2021	2 years	—
263.994.400.25	Air Lieutenant-Brigadier	Effective member of the Board of Directors	Apr. 26, 2021	No	—
No
Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Federal Government: Chief of the Air Force General Staff (Estado Maior da Aeronáutica – EMAER) since October 2020, Secretary of Economy, Finance and Administration of the Air Force, from January 2019 to October 2020 and Head of the Office of the Air Force Commander, from April 2016 to January 2019.

Management positions held in other companies or third sector organizations: Mr. Marcelo Kanitz Damasceno does not hold management positions in other companies or third sector organizations.

Education: Officer Improvement Course at Escola de Aperfeiçoamento de Oficiais and Command and General Staff Course at Universidade da Força Aérea – UNIFA.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Marcelo Kanitz Damasceno declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Percentage of meeting attendance
Other positions or roles held in the company			Description of other position / role
Heraldo Luiz Rodrigues	Apr. 18, 1962	Board of Directors	Apr. 26, 2021	2 years	—
033.708.348-71	Air Lieutenant-Brigadier	Alternate member of the Board of Directors	Apr. 26, 2021	No	—
No

Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

(i) Federal Government: Director-General of the Airspace Control Department since April 2020; Deputy Chief of the Ministry of Defense – EMAER from June 2018 to March 2020; Director of the Economy and Finance Directorate of the Air Force from February 2017 to April 2018; Deputy Secretary for Economy, Finance and Administration of the Air Force from April 2015 to February 2017. Company’s main activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Heraldo Luiz Rodrigues does not hold management positions in other companies or third sector organizations.

Education: Aviation Officers Training Course at Academia da Força Aérea, Officers Improvement Course at Escola de Aperfeiçoamento de Oficiais, Command and General Staff Course at Escola de Comando e Estado-Maior, Aerospace Policy and Strategy Course at Escola de Comando e Estado Maior, International Contract Negotiation Course, Total Quality Management Course and Postgraduate degree in Projects from Fundação Getúlio Vargas.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Heraldo Luiz Rodrigues declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

12.6 – Percentage of attendance of each member of the board of directors at meetings held by the relevant body in the same period, occurring after investiture in the position:

Board of Directors	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Alexandre Gonçalves Silva	42	100%
Raul Calfat	42	100%
Claudia Sender Ramirez	N/A	N/A
Dan Ioschpe	15	100%
João Cox Neto	42	100%
Maria Letícia de Freitas Costa	42	100%
Pedro Wongtschowski	42	100%
Sergio Guillinet Fajerman	15	100%
Alexandre Magalhães Filho	42	100%
Dejair Losnak Filho	N/A	N/A
Marcelo Kanitz Damasceno	N/A	N/A

12.7 – Composition of statutory committees and audit, finance and compensation committees:

The information below stated are related to the current composition of the independent committees. The Board of Directors shall resolve on the new composition of the independent committees and shall indicate the respective members on the first meeting to be held after the investiture, expected to occur on April 26, 2021.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member[1]
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Raul Calfat	04/12/1952	Audit, Risk and Ethics Committee and Strategy Committee	Apr. 22, 2019	2 years	Yes
635.261.408-63	Business administrator	Member of the Audit, Risk and Ethics Committee and Coordinator of the Strategy Committee	Apr. 22, 2019	No	2 (CEST) 2(CARE)

[1]	The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Member of the Board of Directors – See item 12.5
Dan Ioschpe	Feb. 25, 1965	Strategy Committee	May 18, 2020	2 years	Yes
439.240.690-34	Administrator	Member of the Strategy Committee (Effective)	May 18, 2020	No	1
Member of the Board of Directors – See item 12.5
João Cox Neto	May 2, 1963	People and Governance Committee and Audit, Risk and Ethics Committee (Statutory Audit Committee adherent to CVM Instruction No. 308/99)	Apr. 22, 2019	2 years	Yes
239.577.781-15	Economist	Member of the People and Governance Committee and Coordinator of the Audit, Risk and Ethics Committee	Apr. 22, 2019	No	(5) CPG (5) CARE
Member of the Board of Directors – See item 12.5
Maria Letícia de Freitas Costa	Mar. 27, 1960	Strategy Committee and People and Governance Committee	Apr. 22, 2019	2 years	Yes
050.932.788-58	Engineer	Member of the Strategy Committee and Coordinator of the People and Governance Committee	Apr. 22, 2019	No	(2) CEST (2) CPG

Member of the Board of Directors – See item 12.5
Márcio de Souza	May 6, 1966	Audit, Risk and Ethics Committee (Statutory Audit Committee adherent to CVM Instruction No. 308/99)	Apr. 22, 2019	2 years	Yes
844.274.347-20	Bachelor of Laws	Member of the Audit, Risk and Ethics Committee (Effective)	Apr. 22, 2019	No	1
Member of the Board of Directors appointed on April 22, 2019 for a term of 2 years.

Main professional experiences in the last five years:

(i) Embraer S.A.: member of the Board of Directors, since 2019. Company’s main activity: Aeronautics.

(ii) Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Business Officer term until May 31, 2022; Executive Benefits Management, from December, 2012 until May, 2018.

Education: Bachelor of Laws degree from Universidade Católica de Petrópolis (UCP), obtained in 1989; MBA degree in Project Management from FGV, earned in 2009; specialization in Writ of Mandamus from Universidade Católica de Petrópolis (UCP), obtained in 1993; specialization in Executive Officers Development from Insper, in 2017; certified as CPA-20; Certified as Pension Fund Manager – ICSS.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Márcio de Souza declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Pedro Wongtschowski	Apr. 24, 1946	Strategy Committee	Apr. 22, 2019	2 years	Yes
385.585.058-53	Chemical engineer	Member of the Strategy Committee	Apr. 22, 2019	No	3
Member of the Board of Directors – See item 12.5
Sergio Guillinet Fajerman	Mar. 26, 1972	People and Governance Committee	May 18, 2020	2 years	Yes
018518957-10	Administrator	Member of the People and Governance Committee (Effective)	May 18, 2020	No	1
Member of the Board of Directors – See item 12.5
Israel Vainboim	Jun. 1, 1944	Strategy Committee	Apr. 22, 2019	2 years	Yes
090.997.197-87	Engineer	External Member of the Strategy Committee	Apr. 22, 2019	No	6
N/A

Israel Vainboim – 090.997.197-87

The main professional experiences of Mr. Israel Vainboim in the last five years are: (i) Embraer S.A.: Member of the Board of Directors from 2009 to May 2020. Company’s main activity: Aeronautics. (ii) Itaú-Unibanco: Member of the Board of Directors from 2008 to April 2015. Company’s main activity: Banking. (iii) FGC Credit guarantee fund of the national financial system: Member of the Board of Directors since 2019. Company’s main activity: Bank deposit insurance. (iv) Lojas Marisa: Member of the Board of Directors from 2013 to 2014 and Chairman of the Board of Directors from 2014 to 2018. Company’s main activity: Retail. (v) Cia Iochpe-Maxion: Member of the Board of Directors since 2008. Company’s main activity: Auto parts. (vi) Albert Einstein Hospital: Chairman of the Fiscal Council from 2010 to 2016 and Vice-Chairman of the Board of Directors since 2016. Company’s main activity: Hospital.

Mr. Israel Vainboim also holds management positions in other companies or third sector organizations, namely: Member of the Board of Directors of Museum of Modern Art (Museu de Arte Moderna – MAM), Member of the Board of the Alfredo Volpi Institute of Modern Art (Instituto Alfredo Volpi de Arte Moderna), Member of the Board of the São Paulo Art Museum (Museu de Arte de São Paulo – MASP), Member of the Unibes Board, Member of the Deliberative Committee and Member of the Financial Committee of Associação Cemitério Israelita de São Paulo Chevra kadisha.

Education: Mechanical Engineering degree from the Universidade Federal do Rio de Janeiro (UFRJ), obtained in December 1966; MBA degree in Business Administration from Stanford University in California, United States in June 1969.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Mr. Israel Vainboim is an external member of the Strategy Committee (internally referred to as Strategy and Innovation Committee), pursuant to SECTION 35, PARAGRAPH 1 of the Company’s Bylaws.

Mr. Israel Vainboim declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Sergio Eraldo de Salles Pinto	Sep. 24, 1964	Audit, Risk and Ethics Committee (Statutory Audit Committee adherent to CVM Instruction No. 308/99)	Apr. 22, 2019	2 years	Yes
317.309.901-00	Economist and Electrical Engineer	External Member of the Audit, Risk and Ethics Committee	Apr. 22, 2019	No	6
N/A

The main professional experiences of Mr. Sergio Eraldo de Salles Pinto in the last five years are: (i) Embraer S.A.: Member of the Board of Directors from 2009 to May 2020. Company’s main activity: Aeronautics. (ii) CIA BOZANO: President since 2011. Company’s main activity: Holding company. (iii) Legend Capital – Founding Partner and CEO since 2020. Company’s main activity: Asset Management. (iv) Bozano Investimentos Gestora de Recursos: CEO from 2013 to 2016 and Chairman of the Board of Directors from 2016 to 2018. Company’s main activity: Finance. (v) Votorantim S.A: Member of the Board of Directors from 2016 to 2017. Company’s main activity: Industrial Conglomerate. (vi) Azul Linhas Aéreas: Member of the Board of Directors since 2008. Company’s main activity: Airline Company. (vii) Ouro Preto Óleo e Gás: Member of the Board of Directors from 2013 to 2016 and Vice-Chairman of the Board of Directors from 2016 to 2018. Company’s main activity: Oil & Gas.

Mr. Sergio Eraldo de Salles Pinto does not hold management positions in other companies or third sector organizations.

Education: Electrical Engineering degree from Universidade de Brasília (UnB), obtained in 1985; Economics degree from Centro de Ensino Unificado de Brasília (CEUB), earned in 1985; Master’s degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro (EPGE), obtained in 1987 Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro (PUC), obtained in 2006.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity:

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Mr. Sergio Eraldo de Salles Pinto is an external member of the Audit, Risk and Ethics Committee, pursuant to Section 35, Paragraph 1 of the Company’s Bylaws.

Mr. Sergio Eraldo de Salles Pinto declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Vanessa Claro Lopes	Jan. 11, 1976	Audit, Risk and Ethics Committee (Statutory Audit Committee adherent to CVM Instruction No. 308/99)	Jul. 16, 2019	2 years	Yes
162.406.218-03	Accountant	External Member of the Audit, Risk and Ethics Committee (Effective)	Jul. 16, 2019	No	1
N/A

The main professional experiences of Mrs. Vanessa Claro Lopes in the last five years are: (i) Lojas Americanas S.A.: Member of the Audit Committee since 2020. Company’s main activity: Retail; (ii) Afya Educacional: Independent member of the Board of Directors and the Audit and Ethics Committee since 2019. Company’s main activity: Education, Technology and Health; (iii) Embraer S.A.: External member of the Audit, Risk and Ethics Committee since 2019. Company’s main activity: Manufacturing of Aircraft and parts; (iv) Cosan Logística S.A.: Member of the Fiscal Council since 2019. Company’s main activity: Logistics, cargo transportation, port operation of distribution terminals and other related activities; (v) Comgas S.A.: Member of the Fiscal Council since 2019. Company’s main activity: Public utility; (vi) Cosan S.A.: Member of the Fiscal Council since 2018. Company’s main activity: Agribusiness, distribution of fuels and natural gas and lubricants; (vii) Tegma Logística S.A.: Coordinator of the Audit Committee since 2014. Company’s main activity: Logistics; (viii) Estácio Participações S.A.: Member of the Fiscal Council from 2017 to 2019. Company’s main activity: Education; (xi) Renova Energia S.A.: Member of the Fiscal Council from 2017 to 2019. Company’s main activity: Public utility; (x) Terra Santa Agro S.A.: Member of the Fiscal Council from 2016 to 2018. Company’s main activity: Agribusiness; (xi) Gerdau S.A.: Member of the Fiscal Council from 2016 to 2017. Company’s main activity: Metallurgy; (xii) Via Varejo S.A.: Chairman of the Fiscal Council from 2014 to 2018. Company’s main activity: Retail.

Mrs. Vanessa Claro Lopes does not hold management positions in other companies or third sector organizations.

Education: System Analysis degree from FATEC/BS, and Accounting Sciences degree from Universidade Federal Fluminense. Post-Graduate degree in Computer Networks from Universidade São Judas Tadeu/SP; MBA degree in Business Management from EAESP/FGV. Master’s degree in Management Systems from Universidade Federal Fluminense (UFF).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Mrs. Vanessa Claro Lopes is an external member of the Audit, Risk and Ethics Committee, pursuant to SECTION 35, PARAGRAPH 1 of the Company’s Bylaws.

Mrs. Vanessa Claro Lopes declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

12.8 – In relation to each of the persons who served as a member of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, provide a table informing the percentage of attendance at meetings held by the relevant body in the same period, occurring after investiture:

Strategy Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Raul Calfat	21	100%
Dan Ioschpe	11	100%
Maria Letícia de Freitas Costa	21	100%
Pedro Wongtschowski	21	100%
Israel Vainboim	21	100%

People and Governance Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Maria Letícia de Freitas Costa	17	100%
João Cox Neto	17	94%
Sergio Fajerman	12	100%

Audit, Risk and Ethics Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
João Cox Neto	18	100%
Márcio de Souza	18	100%
Raul Calfat	9	100%
Sergio Eraldo de Salles Pinto	18	100%
Vanessa Claro Lopes	16	100%

12.9 – Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect controlling shareholders:

Justification for leaving the table blank:

The members of the Company’s Board of Directors do not maintain any such relationships amongst themselves or with the members of the management of their subsidiaries. Due to the Company’s lack of a controlling shareholder, part of what is requested in item 12.9 is not applicable.

12.10 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and: (a) company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds the entire share capital; (b) the issuer’s direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons:

Identification	Taxpayer’s Registry CPF/CNPJ	Type of relationship of the Management Member with the relevant person	Type of related person
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
Position/Role
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
Issuer’s Management Member

Sergio Guillinet Fajerman	018518957-10	Subordination	Client

Effective member of the Board of Directors

Related Person

Itau Unibanco	60.701.190/0001-04

Personnel Executive Officer since August 2017 and Personnel Officer from May 2010 to August 2017.

Notes
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

Issuer’s Management Member

Maria Letícia de Freitas Costa	050.932.788-58	Subordination	Client

Effective member of the Board of Directors

Related Person

Mapfre Participações	12.264.857/0001-06

Member of the Board of Directors since 2015

Notes

Issuer’s Management Member

Sergio Eraldo de Salles Pinto	317.309.901-00		Client

External Member of the Audit, Risk and Ethics Committee

Related Person

Azul Linhas Aéreas Brasileiras S.A.	09.296.295/0001-60

Issuer’s Management Member

Marcelo Kanitz Damasceno	263.994.400.25	Service Provision	Client

Effective member of the Board of Directors

Related Person

Federal Government

Chief of the Air Force General Staff

Notes

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

Issuer’s Management Member

Heraldo Luiz Rodrigues	033.708.348-71	Service Provision	Client

Alternate member of the Board of Directors

Related Person

Federal Government

Director-General of the Airspace Control Department.

Notes
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

Annex IV – INFORMATION ABOUT THE CANDIDATES FOR THE FISCAL COUNCIL

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

12.5 – Composition and professional experience of the Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office	Independent member[1]
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Ivan Mendes do Carmo	Mar. 1, 1963	Fiscal Council	Apr. 26, 2021	1 year	Yes
279.786.131-00	Economist	42 – Chairman of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	14
No.

Main professional experience in the last five years:

The main professional experiences of Mr. Ivan Mendes do Carmo in the last five years are: (i) Embraer S.A.: Member of the Fiscal Council since 2008, acting as Chairman of the Fiscal Council since 2010. Company’s main activity: Aeronautics. (ii) Embraer S.A.: Member of the Audit Committee from April 2008 to December 2011. Company’s main activity: Aeronautics. (iii) Fundação SISTEL de Seguridade Social: since January 1987. Currently serves as Investment and Finance Manager. Company’s main activity: Pension Fund.

Mr. Ivan Mendes do Carmo also holds management positions in other companies or third sector organizations, namely: Member of the Fiscal Council of Bonaire Participações S.A.

[1]	The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence of the member.

Education: Economist with a Master’s degree in Economics from FGV/EPGE-RJ obtained in 1986 and an MBA degree In Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC earned in 1996.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity:

Mr. Ivan Mendes do Carmo declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Tarcísio Luiz Silva Fontenele	Aug. 25, 1962	Fiscal Council	Apr. 26, 2021	1 year	Yes
265.672.021-49	Lawyer	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	21
No.

The main professional experiences of Mr. Tarcísio Luiz Silva Fontenele in the last five years are: (i) Embraer S.A.: Alternate member of the Fiscal Council since April 2001. Company’s main activity: Aeronautics. (ii) Fundação Sistel de Seguridade Social: Legal Manager since July 2002. Company’s main activity: Pension fund.

Mr. Tarcísio Luiz Silva Fontenele also holds management positions in other companies or third sector organizations, namely: Member of the Board of Directors of Bonaire S.A., a company in the energy sector, from October 2014 to December 2019.

Education: Law degree from Universidade do Distrito Federal – UDF obtained in 1983 and a post-graduate degree in Civil Procedure from ICAT/DF earned in 1995.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Tarcísio Luiz Silva Fontenele declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
José Mauro Laxe Vilela	Feb. 13, 1948	Fiscal Council	Apr. 26, 2021	1 year	Yes
102.631.287-68	Bachelor in Economic Science	45 – (Effective) Member of the F.C. Elected by Ordinary Minority Vice-Chairman of the Fiscal Council	Apr. 26, 2021	No	11
No.
Main professional experience in the last five years:

The main professional experiences of Mr. José Mauro Laxe Vilela in the last five years are: (i) Embraer S.A.: Member of the Fiscal Council since 2011. Company’s main activity: Aeronautics. (ii) CIA BOZANO: Independent consultant for matters related to the accounting and tax areas since November 2011. Company’s main activity: holding company.

Mr. José Mauro Laxe Vilela does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics from Universidade Cândido Mendes obtained in 1972.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. José Mauro Laxe Vilela declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Wanderley Fernandes da Silva	April 10, 1973	Fiscal Council	Apr. 26, 2021	1 year	Yes
028.343.127-02	Accountant	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	11
No.

The main professional experiences of Mr. Wanderley Fernandes da Silva in the last five years are: (i) Embraer S.A.: Alternate member of the Fiscal Council since April 2011. Company’s main activity: Aeronautics. (ii) Crescera Partners S.A.: Partner since March 2015. Company’s main activity: Fund management. (iii) Cia Bozano: Chief Financial Officer from June 2000 to March 15. Company’s main activity: holding company.

Mr. Wanderley Fernandes da Silva does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Accounting from UERJ, post-graduate degree in Finance from FGV and an MBA degree in Corporate Finance from IBMEC.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Wanderley Fernandes da Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
João Manoel Pinho de Mello	Aug. 9, 1973	Fiscal Council	Apr. 26, 2021	1 year	Yes
265.595.338-08	Administrador	45 – (Effective) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	4
No.

The main professional experiences of Mr. João Manoel Pinho de Mello in the last five years are: (i) Organization Officer of the Financial System and Resolution of the Central Bank of Brazil since February 2019. Company`s main activity: monetary and supervisory authority and regulation of the Brazilian financial and payments system.

Before that, he was Secretary of the Secretariat of Productivity and Promotion of Competition from March 2017 to Dcemeber/2018 in the Ministry of Finance. (ii) Columnist for Folha de São Paulo from September 2016 to March 2017. Company’s main activity: Journalism. (iii) Fellow, Kennedy School of Government, Harvard University, from August 2016 to July 2017. Activity; University. (iv) Lemann Visiting Scholar, David Rockfeller Center for Latin American Studies, Harvard University, from August 2016 to July 2017. Company’s main activity: University. (v) Partner at Pacífico Gestão de Recursos, from January 2011 to August 2016. Company’s main activity: Asset management. (vi) Full Professor, Insper, from January 2014 to date (currently on leave). Company’s main activity: Educational institution. (vii) Associate Professor, Department of Economics PUC-Rio, Brazil from December 2010 to December 2013. Company’s main activity: Educational institution.

Mr. João Manoel Pinho de Mello does not hold management positions in other companies or third sector organizations.

Education: Ph.D in Economics, Department of Economics, Stanford University, 2005; Master’s degree in Economics, Department of Economics, Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), 2000; Bachelor’s degree in Public Administration, Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas (EAESP-FGV), obtained in 1997.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. João Manoel Pinho de Mello declared to the Company that he is a politically exposed person as defined in the applicable regulation, since he is executive officer of the Central Bank of Brazil since 2019.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Pedro Jucá Maciel	Dec. 19, 1980	Fiscal Council	Apr. 26, 2021	1 year	Yes
027.141.784-64	Government Employee	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	4
No.

The main professional experiences of Mr. Pedro Jucá Maciel in the last five years are: (i) Subsecretary for Strategic Planning of Fiscal Policy – National Treasury Secretariat since July 2016. Company’s main business activity: Ministry of Finance – Public Sector. (ii) Member of the Fiscal Council of Terracap since October 2016. Company’s main business activity: Public Sector. (iii) Parliamentary Advisor from January 2015 to July 2016. Company’s main business activity – Senate, Public Sector. (iv) Head of Economic Advisory from January 2013 to December 2014. Company’s main business activity: Ministry of Finance – Public Sector

Mr. Pedro Jucá Maciel does not hold management positions in other companies or third sector organizations.

Education: Post-Doctorate degree in Tax Policy – Stanford University obtained in 2010; Ph.D. in Economics – Universidade de Brasília (UnB) in 2009; Master’s degree in Economics – Universidade de Brasília (UnB) earned in 2005; Bachelor’s degree in Economics – Universidade Federal de Pernambuco (UFPE) obtained in 2002.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Pedro Jucá Maciel declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Maurício Rocha Alves de Carvalho	Sep. 12, 1961	Fiscal Council	Apr. 26, 2021	1 year	Yes
709.925.507-00	Mechanical Engineer	45 – (Effective) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	6
No.

The main professional experiences of Mr. Maurício Rocha Alves de Carvalho in the last five years are: (i) Embraer S.A.: Member of the Fiscal Council since 2016. (ii) Condere Consultoria de Estratégia e M&A: Partner since 2010. Company’s main business activity: Consultancy. (iii) Intersmart, Distribuidora de Equipamentos de TI. Member of the Board of Directors from 2009 to Dec. 2014 and Chairman of the Finance Committee from 2011 to Dec. 2014. Company’s main business activity: IT. (iv) Grendene S.A.: Member of the Fiscal Council from 2012 to 2015. Company’s main business activity: Footwear industry. (v) SLC Agrícola: Member of the Fiscal Council from 2013 to 2019. Company’s main business activity: Agribusiness. (vi) Grupo Encalso / Damha: Member of the Board of Directors / Advisory Board in 2016. Company’s main business activity: Construction, Real Estate Development and Agribusiness. (vii) Mills S.A.: Member of the Fiscal Council from 2011 to 2014. Company’s main business activity: Engineering. (viii) Sonae Sierra Brasil: Member of the Fiscal Council from 2012 to 2013. Company’s main business activity: Management of Shopping Centers. (ix) Tupy S.A: Member of the Fiscal Council from 2010 to 2012. Company’s main business activity: Metallurgy. (x) Insper: Professor of Corporate Finance and Business Assessment in postgraduate and MBA courses from 2000 until 2019. Company’s main business activity: Education. (xi) FIA: Professor of Corporate Finance and Business Assessment in graduate and MBA courses from 2000 to 2010. Company’s main business activity: Education. (xii) APIMEC/SP: Professor of Corporate Finance and Business Assessment in postgraduate and MBA courses from 2000 to 2016. Company’s main business activity: Education. (xiii) IBGC: Professor of Corporate Finance and Business Assessment in postgraduate and MBA courses from 2000 to 2012. Company’s main business activity: Education. (xiv) Apimec-SP: Technical Officer from 2014 to 2016.

Mr. Maurício Rocha Alves de Carvalho does not hold management positions in other companies or third sector organizations.

Education: bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro, obtained in 1983, MBA degree from Wharton School – University of Pennsylvania, earned in 1988. Certifications: CFA 2005, CNPI 2006 and IBGC in 2009.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Maurício Rocha Alves de Carvalho declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Mario Ernesto Vampré Humberg	Jul. 24, 1963	Fiscal Council	Apr. 26, 2021	1 year	Yes
057.161.178-80	Economist	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2021	No	2
No.

Main professional experiences of Mr. Mario Ernesto Vampré Humberg during the last five years: Thyssenkrupp Metalúrgica Campo Limpo Ltda: Member of the Statutory Board, Chief Financial Officer – CFO from August 2008 to March 2020. Company’s main business activity: Manufacture of forged and machined products for the automotive industry.

Management positions held in other companies or third sector organizations: Officer – Representant Campo Limpo Paulista, between 2012 to 2020 – CIESP Jundiaí. Coordinator of the CFO Group, between 2014 to 2020 – German-Brazilian Chamber of Commerce.

Education: Economics degree from Universidade de São Paulo (São Paulo, Brazil) obtained in 1989 and extension course in Controllership at Faculdade Trevisan (São Paulo, Brazil) in 1997.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Mario Ernesto Vampré Humberg declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

12.6 – Percentage of attendance of each member of the fiscal council at meetings held by the relevant body in the same period, occurring after investiture:

Fiscal Council	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Ivan Mendes do Carmo	9	100
José Mauro Laxe Vilela	9	100
Maurício Rocha Alves de Carvalho	9	100
João Manoel Pinho de Mello	9	100
Tarcísio Luiz Silva Fontenele (alternate member)	9	—
Wanderley Fernandes da Silva (alternate member)	9	—
Pedro Jucá Maciel (alternate member)	9	—
Mario Ernesto Vampré Humberg (alternate member)	9	—

12.7 – Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

12.8 – In relation to each of the individuals who served as members of the statutory committees, as well as the audit, risk, finance and compensation committees, even if these are non-statutory committees or structures, provide a table informing the percentage of attendance at meetings held by the relevant body in the same period, occurring after investiture:

Not applicable to the Fiscal Council.

12.9 – Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect controlling shareholders:

No such relationships exist in connection with the members of the Fiscal Council.

12.10 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire share capital; (b) the issuer’s direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons:

No such relationships exist in connection with the members of the Fiscal Council.

Annex V – MANAGEMENT COMPENSATION

(Pursuant to Section 12, item II, of CVM Instruction No. 481/09)

13.1 – Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees and audit, risk, finance and compensation committees, addressing the following aspects

(a)    Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document is available1

The Company has a Management Compensation Policy approved by the Board of Directors on October 26, 2018, the purpose of which is to attract, retain and recognize highly qualified professionals of the Company’s management. The Company also has an Executive Compensation Policy, whose most recent updated version was approved the Board of Directors on March 8, 2017, applicable to all executives of the Company.

We monitor variations in the external environment and annually compare our compensation practices with those of reference markets and companies of equivalent size. We also aim to align the interests of the management with those of our shareholders.

(b)    Composition of compensation, indicating:

i.    Description of the compensation elements and the objectives of each one

The members of the Board of Directors receive a monthly fixed compensation and are offered, optionally, group life insurance and health insurance, provided that the members of the Board of Directors bear all inherent costs. There is no variable compensation for this body. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

The members of the advisory committees (Audit, Risk and Ethics, People and Governance and Strategy) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). There is no variable compensation for members of the committees. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

The members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive a monthly fixed compensation and a variable compensation (short- and long-term incentives). To define the compensation elements, the Company adopts an “internal parameter,” which is based on programs under the responsibility of each executive officer, and an “external parameter,” which is established by market research. The purpose of paying fixed and variable compensation to the members of the Board of Executive Officers is to be aligned with the Company’s business and best market practices.

(a)	Fixed Monthly Compensation: annually determined based on market references. The Company adjusts these amounts as it deems necessary each year.

(b)	Direct and Indirect Benefits: group life insurance and health insurance and private pension equivalent to those offered to the Company’s employees.

(c)

Short-term Variable Compensation (“CP”): bonus paid in cash aimed at prioritizing the retention of executives and the alignment of their earnings with those of the shareholders. Accordingly, the higher the impact of the program, the more weight is attributed to the CP installments. Therefore, the amount of CP to be distributed among eligible executives is calculated based on the result of the targets of the corporate financial performance indicators defined by the Company and approved by the Board of Directors, in accordance with the economic and financial reality of the Company and the respective individual action programs, provided that the calculation varies directly according to the achievement of the concrete targets that have been defined.

(d)

Long-term Incentives (“ILP”): long-term incentives include the “Stock Option Program of Embraer S.A. for Statutory Executive Officers and Employees” (the “Stock Option Program”) and the “Long-term Incentive Plan for Executives of Embraer” (the “Plan”). The general conditions of the long-term incentive adopted by the Company are: (a) retaining and attracting highly qualified personnel; and (b) ensuring individuals who can effectively contribute to the best performance of the Company and its securities the right to share the profits derived from their contribution. Moreover, these long-term incentives intend to ensure the continuity of the management of the Company and align the interests of executive officers with those of the shareholders of the Company.

The planned ILP amounts will be determined based on market references, subject to the conditions set forth in the respective incentive instruments, which are described in detail in item 13.4 of the Brazilian Annual Report (Formulário de Referência).

The members of the Fiscal Council receive a fixed monthly salary, which is approved, in an annual basis, at the Annual General Shareholders’ Meeting, and is in accordance with the limits set forth in Paragraph 3 of Section 162 of Law No. 6,404 of December 15, 1976. No direct or indirect benefits are currently offered to the members of the Fiscal Council. The amounts included in the detailing of the total compensation of the Fiscal Council refer to benefits granted in periods prior to their cancellation.

ii.    The proportion of each element in the total compensation

In accordance with the structure of the Company’s compensation policy, the proportion of each element in the total compensation may vary based on the results of the Company.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2020:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total
Board of Directors	76.19%	23.81%	—	—	—	—	100.00%

Statutory Board of Executive Officers	83.38%	—	7.93%	54.85%	24.33%	(70.49)%	100.00%
Fiscal Council	100.00%						100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively of members of the Board of Directors; (ii) all members of the Board of Directors are members of committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)

Refers to the cost of grants for the Company related to Long-term Incentives. In 2020, the amount of stock-based compensation was reduced (negative) in the period due to the depreciation of the Company’s shares, used in the measurement of virtual shares.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2019:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total
Board of Directors	61.27%	22.07%	16.67%	—	—	—	100.00%

Statutory Board of Executive Officers	26.03%	—	27.84%	16.00%	11.86%	18.28%	100.00%
Fiscal Council	83.33%	—	16.67%	—	—	—	100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively of members of the Board of Directors; (ii) all members of the Board of Directors are members of committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)	Refers to the cost of grants for the Company related to Long-term Incentives.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2018:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total
Board of Directors	69.21%	23.50%	7.29%	—	—	—	100.00%

Statutory Board of Executive Officers	29.86%	—	12.24%	19.09%	8.68%	30.13%	100.00%
Fiscal Council	97.67%	—	2.33%	—	—	—	100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively of members of the Board of Directors; (ii) all members of the Board of Directors are members of committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)	Refers to the cost of grants for the Company related to Long-term Incentives.

iii.    Calculation and adjustment method for each of the compensation elements

The determination of the compensation of the members of the Board of Executive Officers, Board of Directors and each member of their Committees on a market basis takes into account the complexity, sophistication and challenges that are inherent to the Company’s business, subject to the annual global compensation of members of management approved by the Shareholders’ Meeting.

The fixed compensation of members of the Board of Directors is periodically reviewed based on market research and adjusted based on the total compensation amount approved.

The fixed amounts paid to the members of advisory committees (Audit, Risk and Ethics, People and Governance and Strategy) are periodically reviewed based on market research and adjusted based on the total compensation amount approved.

In order to define the market surveyed, publicly traded companies of the general market with good governance practices are consulted, and the statistical metrics using P25 to P90 averages are used as a reference for comparative studies in order to support the decisions regarding the compensation of top executives.

Note: Statistical metrics are used to identify and compare salaries paid by the Company and any shifts from the salaries paid in the market. P25 to P90 averages are some of the references used to indicate a position within the researched sample. For example, P25 is the value that is within 25% of the sample and P90 is the value that is within 90% of the sample.

The total compensation of the Statutory Board of Executive Officers consists of three components, one of which is fixed and two are variable, one is short-term and the other is long-term, as set forth below:

RT = RF + CP + ILP

where:

RT = Total compensation

RF = fixed compensation (salary or fees) established based on the duties and responsibilities that are inherent to the exercise of the function;

CP = short-term variable compensation (granted annually and whose amounts are determined based on the achievement of pre-established targets);

ILP = long-term incentive that reflects the appreciation of the Company’s shares on the stock exchange and, consequently, increase the returns for the shareholders.

Total compensation amounts (RT) must be planned annually, based on market research and taking into account the economic and financial condition of the Company. Emphasis must be given on the retention of executives and the alignment of their gains with the gains of the shareholders. Accordingly, the higher the impact of the program, the more weight must be attributed to the variable compensation – CP and ILP, reflecting the profitability and appreciation of the Company, respectively. ILP will only be a reference for the current fiscal year and vesting will occur on a future date, in accordance with the conditions set forth in the Plan and Stock Option Program.

The fixed and variable compensations of each body do not follow a specific calculation and adjustment method, but are based on the criteria described above.

iv.    Reasons that justify compensation composition

Board of Directors and Advisory Committees

The main objective is to attract members with good reputations and appropriate profiles, compensating them in a manner compatible with the market, and, thus providing the necessary conditions to better perform their functions. Benchmark of compensation is obtained by specialized research, conducted with companies similar in size to Embraer.

Note: Companies of similar size are those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc.

Statutory Board of Executive Officers

Total compensation amounts (RT) are planned annually based on market research with companies of size, complexity and challenges equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of their components (Fixed and Variable Compensation, Short- and Long-term incentives). The Company favors the retention of its executives and aims to maintain and attract highly qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company’s shareholders. Additionally, the purpose is to ensure that the executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Section 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

v.    Existence of unpaid members and the reasons for this

No members of the Board of Directors, Advisory Committees, Board of Executive Officers or Fiscal Council are unpaid for the positions they hold in the Company.

c.    Key performance indicators that are taken into account to determine each element of compensation

The performance indicators that are taken into account to determine the short-term variable compensation are: (i) annual assessment of the “Action Plan,” an instrument entered into with each statutory and non-statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) global performance result of the Company.

Accordingly, the CP and ILP compensations vary based on the economic results and the operating result of the Company. CP is affected by the assessment of the individual Action Plans (PA), ILP is related to the increase in value of the Company’s shares and performance targets set forth in the Plan.

The amount of short-term incentive to be effectively paid to executives in each fiscal year is tied to the respective individual Action Plans and its assessment varies directly based on the achievement of the results set forth therein.

The performance indicator set forth in the Action Plan is specific for each executive based on his or her roles, for example: for an officer from the business area, the performance indicator may be “achieved sales” and net revenue; while, the performance indicator for an officer from the Finance area may encompass economic/financial indicators (such as net Revenue, Generation of cash flow from operations, selling and administrative expenses); and finally, the performance indicator for an officer from the technical area may be products developed, etc.

The content of the Action Plan is reviewed annually in the Business Planning cycle and approved by the Company’s Board of Directors.

Accordingly, each executive is assessed, in an annual basis, based on the achievement of his or her specific Action Plan and his or her short-term variable compensation is influenced by that result.

d.    How the compensation is structured to reflect the evolution of performance indicators

The short- and long-term variable compensation of all statutory and non-statutory executive officers is determined by individual performance indicators, set forth annually in their Action Plans, and by evaluation factors of the Company, and therefore, is directly tied to the evolution of those performance indicators.

e.    How the compensation policy or practice is aligned with the interests of the issuer in the short-, medium- and long-term

The purpose of Embraer’s Human Resources Policy is to transmit the Company’s thinking and stance in the adoption of compensation practices that are compatible with the market in order to attract, retain and recognize professionals, aligning individual objectives with corporate objectives, as well as technical requirements and economic and financial conditions, in a system of partnership and sharing of the generated wealth, encouraging all to achieve and surpass previously agreed results.

Embraer aims to maintain a competitive compensation for its management compared to the market in order to retain and attract management members that enable the achievement of its short, medium and long-term goals.

A significant portion of the short-term variable compensation depends directly on the achievement of actual targets by professionals, as detailed in item 13.1(c) of the Brazilian Annual Report (Formulário de Referência). The payment of the short-term variable compensation is also tied to the Company’s performance, assuming the existence of profit in the fiscal year. Accordingly, compensation is tied to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

f.    Existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies

Not applicable, as subsidiaries and controlled companies do not pay compensation members of the management, the Board of Directors, the Board of Executive Officers or the Fiscal Council of Embraer.

g.    Existence of any compensation or benefit tied to the occurrence of a certain corporate event, such as the sale of issuer’s corporate control

There was no corporate event related to the sale of the issuer’s corporate control. In addition, given that the business combination between Embraer and Boeing has not been carried out, the granting of retention bonuses and incentives to Company executives, including some Statutory Officers, are null and void, since the respective payments were subject to the closing of the aforementioned business combination with Boeing.

h.    Practices and procedures adopted by the Board of Directors to determine the individual compensation of the members of the Board of Directors and Board of Executive Officers, indicating1

i.	the bodies and committees that participate in the decision-making process, identifying how they participate.

The objective of the People and Governance Committee, in accordance with its internal regulations, is to advise the Board of Directors in defining and approving the Company’s compensation and human resources Policy, with regard to the compensation and benefits criteria, as well as the individual compensation of members of management.

ii.	criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The criteria and methods used to determine individual compensation are described in item 13.1(b) of the Brazilian Annual Report (Formulário de Referência).

iii.	the frequency and form of assessment used by the Board of Directors to evaluate the adequacy of the compensation policy of the issuer.

The Board of Directors annually assesses the compensation policy of the Company, based on the recommendation of the People and Governance Committee, which recurrently includes this matter in the agenda of its meetings.

13.2 Total compensation of members of the board of directors, statutory board of executive officers and fiscal council

Total compensation expected for the Current Fiscal Year - December 31, 2021 – Annual Amounts
Total number of members	11.00	4.00	4.00	19.00
Number of paid members	11.00	11.00	4.00	26.00
Fixed annual compensation
Salary or pro-labore	8,074,284.00	6,579,750.00	666,000.00	15,320,034.00
Direct and indirect benefits	0.00	188,362.00	0.00	188,362.00
Participation in committees	3,060,000.00	0.00	0.00	3,060,000.00
Other	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	9,540,000.00	0.00	9,540,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00
Post-employment	0.00	3,417,496.00	0.00	3,417,496.00
Termination of office	0.00	1,039,534.00	0.00	1,039,534.00
Stock-based compensation	0.00	7,963,310.00	0.00	7,963,310.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation[1]	11,134,284.00	28,728,452.00	666,000.00	40,528.736.00

[1].

According to the guidelines of Official Letter SEP 01/2021, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018-109), the employer’s social security charges are not included in the amounts of global compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the current fiscal year, the amounts reported in this item 13.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 13.16.

Total compensation for the Fiscal Year Ended December 31, 2020 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	11.17	12.00	4.33	27.50
Fixed annual compensation
Salary or pro-labore	7,574,521.00	8,145,885.00	700,138.00	16,420,545.00
Direct and indirect benefits	0.00	233,416.00	0.00	233,416.00
Participation in committees	2,366,880.00	0.00	0.00	2,366,880.00
Other(*)	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	5,358,663.00	0.00	5,358,663.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other(*)		0.00	0.00	0.00
Description of other variable compensation	0.00
Post-employment	0.00	540.949,00	0,00	540.949,00
Termination of office	0.00	2,377,367.00	0.00	2,377,367.00
Stock-based compensation[1]	0.00	(6,886,656.00)	0,00	(6,886,656.00)
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation[2]	9,941,401.00	9,769,624.00	700,138.00	20,411,164.00

[2].	The amount of stock-based compensation was reduced in the period due to the depreciation of the Company’s shares, used in the measurement of virtual shares.
[3].

According to the guidelines of Official Letter SEP 01/2021, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018-109), the employer’s social security charges are not included in the amounts of global compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the fiscal year ended December 31, 2020, the amounts reported in this item 13.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 13.16.

Total compensation for the Fiscal Year Ended December 31, 2019 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	6.08	5.00	22.08
Number of paid members	11.00	10.42	5.00	26.42
Fixed annual compensation
Salary or pro-labore	8,125,054.00	10,356.764.00	813,532.00	19,295,350.00
Direct and indirect benefits	0.00	319,725.00	0.00	319,725.00
Participation in committees	2,926,250.00	0.00	0.00	2,926,250.00
Other[1]	2,210.261.00	4,606,105.00	162,706.00	6,979,072.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	6,364,385.00	0.00	6,364,385.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other(*)	0.00	192,598.00	0,00	192,598.00
Description of other variable compensation
Post-employment	0.00	4,563,869.00	0.00	4,563,869.00
Termination of office	0.00	4,718,400.00	0.00	4,718,400.00
Stock-based compensation[2]	0.00	8,665,435.00	0.00	8,665,435.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	13,261,565.00	39,787,280.00	976,239.00	54,025,083.00

1.

The amount in the “Other” field corresponds to social contributions paid by the Company as a result of compensation paid. In 2019, there was an increase in social security (INSS) contribution (27.2%) due to the end of the Payroll Tax Exclusion.

[2].

In 2019, there was a change in the allocation of stock-based compensation expenses to the Post-employment benefit line, referring to the right to grant Virtual Shares of retired statutory directors, as per the right described in Item13.4 of this Brazilian Annual Report (Formulário de Referência). For the fiscal year ended December 31, 2019, the total accounting expense related to stock-based Compensation is presented in a single line in Note 15.3 of the Financial Statements.

Total compensation for the Fiscal Year ended December 31, 2018 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	8.07	5.05	24.12
Number of paid members	11.00	8.07	5.05	24.12
Fixed annual compensation
Salary or pro-labore	8,217,000.00	11,974,000.00	822,000.00	21,013,000.00
Direct and indirect benefits[1]	131,000.00	605,000.00	21,000.00	757,000.00
Participation in committees	2,790,000.00	0.00	0.00	2,790,000.00
Other[2]	734,000.00	3,160,000.00	54,000.00	3,948,000.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	7,657,000.00	0.00	7,657,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other(**)	0.00	313,000.00	0.00	313,000.00
Description of other variable compensation
Post-employment	0.00	832,000.00	0.00	832,000.00
Termination of office	0.00	3,480,000.00	0.00	3,480,000.00
Stock-based compensation	0.00	12,083,000.00	0.00	12,083,000.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	11,872,000.00	40,103,000.00	897,000.00	52,873,000.00

[1].	The amount in the “Direct and indirect benefits” field of the Fiscal Council column refers to the benefits granted in periods prior to their cancellation.
[2].	The amount in the “Other” field corresponds to social contributions paid by the Company as a result of compensation paid.

13.3 – Variable compensation of the board of directors, statutory board of executive officers and fiscal council

Variable compensation planned for the current fiscal year – December 31, 2021 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	4.00	4.00	19.00
Number of paid members	0.00	4.00	0.00	4.00
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	9,540.00	0.00	9,540.00
Amount set forth in the compensation plan, if targets are achieved	0.00	9,540.00	0.00	9,540.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

Variable compensation planned for the fiscal year ended December 31, 2020 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	0.00	5.00	0.00	5.00
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan(1)	0.00	10,815.00	0.00	10,815.00
Amount set forth in the compensation plan, if targets are achieved	0.00	10,815.00	0.00	10,815.00
Amount effectively recognized in the result of the fiscal year	0.00	5,359.00	0.00	5,359.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

(1)

The amount set forth for 2020 informed in the previous Brazilian Annual Report (R$13,503.00 thousand) was revised throughout the year to R$10,815.00 thousand, mainly due to the effects of the Covid-19 pandemic and the end of the partnership with Boeing on the Company’s financial results.

Variable compensation planned for the fiscal year ended December 31, 2019 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	6.08	5.00	22.08
Number of paid members	0.00	6.08	0.00	6.08
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,605.00	0.00	12,605.00
Amount set forth in the compensation plan, if targets are achieved	0.00	12,605.00	0.00	12,605.00
Amount effectively recognized in the result of the fiscal year	0.00	6,364.385	0.00	6,364.385
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

Variable compensation planned for the fiscal year ended December 31, 2018 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	8.07	5.00	24.12
Number of paid members	0.00	8.07	0.00	8.07
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,235.00	0.00	12,235.00
Amount set forth in the compensation plan, if targets are achieved	0.00	12,235.00	0.00	12,235.00
Amount effectively recognized in the result of the fiscal year	0.00	7,657.00	0.00	7,657.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

13.4 – Stock-based compensation plan for the board of directors and statutory board of executive officers

The Company currently has a stock-based compensation plan in place, the “Long-Term Incentive Plan for Embraer Executives”, approved on March 18, 2021, by the Company’s Board of Directors (the “ILP”). The company’s Bylaws sets forth that the board of directors may make extraordinary grants.

Until March 2020, the Company had the “Stock Option Program of Embraer S.A. for Statutory Executive Officers and Employees”, approved on April 19, 2010 (the “Program”).

Long-Term Incentive Plan for Embraer Executives (ILP)

a.    Terms and general conditions

The Company’s officers and employees, and the officers (or equivalents) and employees of its subsidiaries are eligible to participate in the ILP. The ILP is managed by the Board of Directors, duly advised by its People and Governance Committee in all its stages.

The ILP values established for the participants will be converted into “Virtual Shares”, based on the average price (weighted by the trading volume) of the shares issued by the Company on B3 (“EMBR3”) in the last 30 trading days immediately prior to the 10th day preceding the date on which the Board of Directors determined the respective amounts (“Grant Date”).

The Virtual Shares attributed to each Participant will be divided into 2 classes, 50% in the form of “Virtual Restricted Shares” and 50% in the form of “Virtual Performance Shares”.

The other terms and conditions of the Program are described in the items below.

b.    Main objectives of the plan

The main objective of this plan is to retain and attract highly qualified personnel to the Company and its direct and indirect subsidiaries (“Subsidiaries”).

c.    How the plan contributes to these objectives

The ILP allows executives who effectively contribute to the best performance of the Company and the appreciation of Company’s securities to share the profits derived from their contribution.

d.    How the plan fits in the compensation policy of the issuer

The ILP fits in the Company’s compensation policy as a potential long-term incentive.

e.    How the plan aligns the interests of management with the interests of the company in the short-, medium- and long-term

The ILP integrates the Company’s long-term compensation element, as the incentive is paid within a 3-year period. Moreover, the Participants will only vest in the ILP if the conditions precedent set forth in item “j” below are met, which conditions involve the achievement of the Company’s long-term goals. Another element that aligns long-term interests is tying the ILP amounts to the market value of the Company’s shares, as the amount to be paid is obtained upon the conversion of the Virtual Shares into the domestic currency (R$), based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the 15th day of the anniversary months described in item “j” below.

f.    Maximum number of shares covered

Not applicable, as the ILP does not provide for the effective delivery of the Company’s shares to the participants.

g.    Maximum number of options to be granted

Not applicable. There is no granting of stock options under the ILP.

h.    Vesting Conditions

Not applicable. Once assessed, the amount payble to executives under the ILP is paid in cash.

i.    Criteria to determine the purchase or exercise price

Not applicable.

j.    Criteria to determine the exercise period

Virtual Restricted Shares: the Participant will be entitled to receive the total amount corresponding to the Virtual Restricted Shares after the third anniversary of the Grant Date.

Virtual Performance Actions: the Participant will be entitled to receive the amount corresponding to a certain percentage of his or her Virtual Performance Shares after the third anniversary of the Grant Date, subject to the achievement of the corporate performance targets set forth by the Company, which, for 2020, is linked to the company’s financial metrics, which are annually reviewed by the Board of Executive Officers and approved by the Board of Directors. The percentage of achievement of targets may vary from 85% to 135%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 85% in the assessment period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items “b” and “c” above.

k.    Form of settlement

The ILP will be settled in cash.

l.    Restrictions on the transfer of shares

Not applicable, as the ILP does not provide for the effective delivery of the shares, but rather a cash payment tied to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to ILP participants.

m.    Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the ILP and the rights granted thereunder not yet exercised will be automatically terminated.

n.    Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office due to death or permanent disability of the particippant, subject to a different resolution by the Board of Directors, all Virtual Restricted Shares attributed to him or her will be converted based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the date of the relevant termination, and payment will be made together with the payment of the other applicable severance pay. With regards to the Virtual Performance Shares, the Participant will be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the ILP will be maintained.

In the event of death, payment will be made to the successors of the Participant, pursuant to the law.

In the event of termination by decision of the Participant, the Participant will not be entitled to any ILP payments, unless otherwise decided by the Board of Directors.

13.5 – Stock-based compensation of the board of directors and statutory board of executive officers

Grants recognized in the result of the three (3) last fiscal years and the current fiscal year (Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees)

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013.

The stock-based compensation set forth for the current fiscal year – 2021, it is not applicable, since the last grant mentioned above expired on March 20, 2020.

Stock-based compensation – (Stock Option Plan of Embraer S.A. for Statutory Officers and Employees) Fiscal year - 2020	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11.17	5.0
Number of paid members(2)	0	1
Weighted average exercise price:
(a) of outstanding options at the beginning of the fiscal year	N/A	N/A
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	N/A
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021

Stock-based compensation – (Stock Option Plan of Embraer S.A. for Statutory Officers and Employees)

Fiscal year – 2019	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11.00	6.08
Number of paid members(2)	0	1.00
Weighted average exercise price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$15.71
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	R$15.71
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.2%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – (Stock Option Plan of Embraer S.A. for Statutory Officers and Employees

Fiscal year – 2018	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11.00	8.07
Number of paid members(2)	0	8.00
Weighted average exercise price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$14.40
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	R$14.31
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.5%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Expected for the Fiscal Year – 2021	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.00	4.00
Number of paid members(2)	0	11th Grant: 4,00
Grant date	N/A	11th Grant:
Number of shares granted	N/A	11th Grant: of which 262,951 are virtual restricted shares and 262,951 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of 2024 Virtual performance shares: 100% as of March 18, 2024
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter, pursuant to the Official Letter (Ofício Circular) CVM/01/2021.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Fiscal Year - 2020	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.07	5.00
Number of paid members(2)	0	10th Grant: 4.00
Grant date	N/A	10th Grant: Nov. 13, 2020
Number of shares granted	N/A	10th Grant: 560,000 virtual restricted shares
Vesting period	N/A	Virtual restricted shares: 100% as of Nov. 13, 2023
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter, pursuant to the Official Letter (Ofício Circular) CVM/CEP 01/2021.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Fiscal Year - 2020	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.07	5.00
Number of paid members(2)	0	9th Grant: 6.00
Grant date	N/A	9th Grant: Mar.24, 2020
Number of shares granted	N/A	9th Grant: 456,632 of which 228,316 are virtual restricted shares and 228,316 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: •33% as of Mar.24, 2023 •33% as of Mar.24, 2024 •34% as of Mar.24, 2025 Virtual performance shares: 100% as of Mar. 24, 2023
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Fiscal Year – 2019	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.00	6.08
Number of paid members(2)	0	8th Grant: 5.00
Grant date	N/A	8th Grant: Mar. 12, 2019
Number of shares granted	N/A	8th Grant: 338,856, of which 169,428 are virtual restricted shares and 169,428 are virtual performance shares.
Vesting period	N/A	Virtual restricted shares: •33% as of Mar. 12, 2022 •33% as of Mar. 12, 2023 •34% as of Mar. 12, 2024 Virtual performance shares: 100% as of March 12, 2022
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Fiscal Year – 2018	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.00	8.07
Number of paid members(2)	0	7th Grant: 8.00
Grant date	N/A	7th Grant: April 12, 2018
Number of shares granted	N/A	7th Grant: 735,684, of which 367,842 are virtual restricted shares and 367,842 are virtual performance shares.
Vesting period	N/A	7th Grant: Virtual restricted shares: •33% as of April 12, 2021 •33% as of April 12, 2022 •34% as of April 12, 2023 Virtual performance shares: 100% as of April 12, 2021
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

13.6 – Information about outstanding options held by the members of the board of directors and statutory board of executive officers

Outstanding options at the end of the fiscal year ended Dec. 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan
Number of members(1)	11.17	5.00
Number of paid members(2)	0	0
Options not exercisable yet
Number	N/A	N/A
Date on which the options will become exercisable	N/A	N/A
Maximum period to exercise the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year:	N/A	N/A
Exercisable options
Number	N/A	N/A
Maximum period to exercise the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of all options on the last day of the fiscal year	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)

Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees expired on March 20, 2020.

13.7 – Exercised options and delivered shares related to the stock-based compensation of the board of directors and statutory board of executive officers, in the last three fiscal years

According to the CVM’s guidelines, the tables below set forth information regarding the Program, which involves the Grant of Stock Options, expired in 2020, and regarding our ILP Program (or Virtual Shares). However, we clarify again that our ILP does not involve the effective delivery of shares, but rather a cash payment tied to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to ILP participants. Accordingly, we set forth in the tables below the number of Virtual Shares actually attributed to participants in each fiscal year and the market value of these shares used to make payments to participants, which is calculated based on the average price (weighted by the trading volume) of EMBR3 shares in the last ten trading days prior to the 15th day of the anniversary months of payment of the incentive.

In 2018, the payments of the second portion were made, i.e., 33% of the total Restricted Shares granted in 2014 and 33% related to the first portion of the total Restricted Shares granted in 2015.

In 2019, the Company made payments related to the third portion, i.e., 34% of the total Restricted Shares granted in 2014, completing the payment of this grant. Also in 2019, 33% related to the second portion of the total Restricted Shares granted in 2015 and 33% related to the first portion of the total Restricted Shares granted in 2016 were paid.

In 2020, the Company paid the total of Virtual Performance Shares of the 2015, 2016 and 2017 grants. Moreover, the Company made payments related to the third portion, i.e., 34% of the total Restricted Shares granted in 2015, completing the payment of this grant. In 2020, 33% related to the second portion of the total Restricted Shares granted in March, June and August 2016 and 33% related to the first portion of the total Restricted Shares granted in 2017 were paid.

Stock-based compensation – fiscal year ended December 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan			Granted on Mar. 20, 2013
Total number of members(1)	11.17		5.0
Number of Paid Members(2)	0		0
Exercised Options
Number of shares	N/A		0
Weighted average exercise price	N/A		0
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Mar. 3, 2015
Total number of members(1)	11.17		5.0
Number of Paid Members	0		4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		43,231
Number of shares delivered (Virtual Shares/ Performance Shares)			109,078
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	14.91
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Mar. 10, 2016
Total number of members(1)	11.17		5.0
Number of Paid Members	0		4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		36,388
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A		94,636
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	14.91
Difference between the purchase price and the market value of the purchased shares	N/A		N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)	Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021

Stock-based compensation – fiscal year ended December 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)			Granted on Jun. 09, 2016
Total number of members(1)	11.17		5.0
Number of Paid Members	0		2.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		8,176
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A		24,776
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	8.44
Difference between the purchase price and the market value of purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Aug. 25, 2016
Total number of members(1)	11.17		5.0
Number of Paid Members(2)	0		1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		11,711
Number of shares delivered (Virtual Shares/ Performance Shares)			23,290
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	7.73
Difference between the purchase price and the market value of purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Aug. 24, 2017
Total number of members(1)	11.17		5.0
Number of Paid Members(2)	0		7.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		106,748
Number of shares delivered (Virtual Shares/ Performance Shares)			265,647
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	7.73
Difference between the purchase price and the market value of purchased shares	N/A		N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)	Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – fiscal year ended December 31, 2019

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan			Granted on Mar. 20, 2013
Total number of members(1)	11		6.08
Number of Paid Members(2)	0		1.0
Exercised Options
Number of shares	N/A		87,380
Weighted average exercise price	N/A	R$	15.71
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A	R$	430,996.20
Long-Term Incentive Plan (ILP)			Granted on Feb. 25, 2014
Total number of members(1)	11		6.08
Number of Paid Members	0		5.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		65,552
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	18.98
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Mar. 3, 2015
Total number of members(1)	11		6.08
Number of Paid Members	0		4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		41,960
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	19.03
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Mar. 10, 2016
Total number of members(1)	11		6.08
Number of Paid Members	0		4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		36,388
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	19.03
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)	Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – fiscal year ended December 31, 2019

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)			Granted on Jun. 09, 2016
Total number of members(1)	11		6.08
Number of Paid Members	0		2.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		8,176
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	18.68
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Aug. 25, 2016
Total number of members(1)	11		6.08
Number of Paid Members(2)	0		1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		11,711
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	19.21
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)	Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

Stock-based compensation – fiscal year ended December 31, 2018

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan			Granted on Jan. 23, 2012
Total number of members(1)	11		8.07
Number of Paid Members(2)	0		5,0
Exercised Options
Number of shares	N/A		459,000
Weighted average exercise price	N/A	R$	11.50
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A	R$	4,711,242.89
Stock Options Plan			Granted on Mar. 20, 2013
Total number of members(1)	11		8.07
Number of Paid Members(2)	0		7.0
Exercised Options
Number of shares	N/A		919,286
Weighted average exercise price	N/A	R$	15.71
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A	R$	5,011,617.29
Long-Term Incentive Plan (ILP)			Granted on Feb. 25, 2014
Total number of members(1)	11		8.07
Number of Paid Members	0		9.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		63,623
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	21.28
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A
Long-Term Incentive Plan (ILP)			Granted on Mar. 03, 2015
Total number of members(1)	11		8.07
Number of Paid Members	0		9.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A		52,788
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$	21.45
Difference between the purchase price and the market value of the shares purchased shares	N/A		N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.
(2)	Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the Official Letter (Ofício Circular) CVM/SEP 01/2021.

13.8 – Information required to understand the data disclosed in items 13.5 a 13.7 – Pricing method of the shares and options

a.	Pricing model

b.     Data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, life span of the option, expected dividends and risk-free interest rate

c.	Method and assumptions used to incorporate the effects of early exercise

d.	Form of determination of the expected volatility

e.	Any other characteristic of the option incorporated into the measurement of its fair value

Under the Stock Option Program of Embraer S.A. for Statutory Executive Officers, the exercise price of each stock option is determined on the grant date of the stock option by the weighted average of the price of the shares in the last 60 trading days, which may be adjusted by up to 30% to cancel any speculative movements. The participant will have a maximum period of five years to exercise the stock option regarding the grants made on April 30, 2010 and January 18, 2011. On January 10, 2012, the Shareholders’ Meeting approved the change in the exercise period of the options to purchase shares to up to seven years from the Grant Date. According to this change, the participant now has a maximum period of seven years to exercise the stock option regarding the grants made on January 23, 2012 and March 20, 2013.

The fair value attributed to the stock options was determined based on the Black & Scholes pricing model. This model takes into account the value of the asset, the exercise price, time until exercise, probability of option to purchase shares being exercised, historical volatility based on the daily closing prices of shares in the last 60 trading days and the weighted interest rate for the period of each lot based on the Brazil interbank deposit rate (DI) published by B3 - Brasil, Bolsa, Balcão. It is noteworthy that the time until exercise was measured in accordance with management decision and takes into account the end of the grace period as a calculation basis; in other words, the stock options are calculated for exercise periods of three, four and five years. The adoption of this assumption has taken into account the understanding of management that the exercise of the option to purchase shares will occur at the end of each grace period due to the high liquidity and high expected gain for each share.

Data and Assumptions	2010 Grant —
Grant Date	April 30, 2010
Exercise Price (R$)	R$10.19
Expected Volatility (year)	31.72%
Life spam of the stock option (last vesting)	April 30, 2015
Expected Dividends (Payout)	2.10%
Risk-free Interest Rate (per year, 252 business days)	12.45%
Data and Assumptions	2011 Grant —
Grant Date	January 18, 2011
Exercise Price (R$)	R$12.05
Expected Volatility (year)	31.19%
Life spam of the stock option (last vesting)	January 18, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.33%
Data and Assumptions	Complement to 2011 Grant
Grant Date	March 16, 2011
Exercise Price (R$)	R$12.89
Expected Volatility (year)	29.60%
Life spam of the stock option (last vesting)	March 16, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.44%
Data and Assumptions	2012 Grant —
Grant Date	January 23, 2012
Exercise Price (R$)	R$11.50
Expected Volatility (year)	37.03%
Life spam of the stock option (last vesting)	January 23, 2019
Expected Dividends (Payout)	2.00%
Risk-free Interest Rate (per year, 252 business days)	10.93%
Data and Assumptions	2013 Grant —
Grant Date	March 20, 2013
Exercise Price (R$)	R$15.71
Expected Volatility (year)	30.11%
Life spam of the stock option (last vesting)	March 20, 2020
Expected Dividends (Payout)	1.62%
Risk-free Interest Rate (per year, 252 business days)	9.33%

13.9 – Shares, membership interests and other convertible securities held by members of management and the fiscal council – per body

As of December 31, 2020, the members of the Board of Directors of Embraer held 560,000 bonds of Embraer and the members of the Fiscal Council held 30,001 common shares of Embraer S.A.. The members of the Statutory Board of Executive Officers did not hold any securities of the Company. None of the members of management held quotas or any other securities convertible into shares of the Company’s subsidiaries.

13.10 – Information about the retirement plans granted to the members of the board of directors and statutory executive officers

The retirement plan granted by the Company does not cover the Board of Directors of the Company. We set forth below the information related to the member of the Statutory Executive Officers of the Company.

Body	Statutory Board of Executive Officers.
Number of members	four officers, all participants of the Retirement Plan.
Number of paid members	four officers, all participants of the Retirement Plan.
Name of the plan	Embraer Prev. Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.)
Number of members of management who meet the conditions to retire	No member is eligible for retirement on December 31, 2020.
Condition for scheduled retirement

i-   55 years of age;

ii-  120 monthly contributions;

iii-   Termination of the employment relationship;

iv-   Formal request to the Entity.

or

i-   60 years of age;

ii-  60 monthly contributions;

iii-   Termination of the employment relationship;

iv-   Formal request to the Entity.

Important notes:

1) In the case of founding Participants, the grace period referred to in item “ii” above will be 60 monthly contributions.

2) In the case of non-founding Participants who are at least 60 years of age, the grace period referred to in item “ii” above will be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income.

3) Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintained their relationship on the date of enrollment in the Retirement Plan.

Adjusted accumulated amount of regular contributions accumulated in the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

Employer’s Reserve of Total Savings tied to the five Statutory Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2020: R$2,548,439.88.

We emphasize that the above amount is net of the Administrative Contribution of the Plan.

Total amount of accumulated regular contributions made during the last fiscal year, excluding the installment related to the contributions directly made by members of management

Contributions of the Embraer S.A. Sponsor, reverted to the four Statutory Executive Officers who are members of the Embraer Prev Plan, related to the 2020 fiscal year: R$ 477,670.07.

Administrative contributions to fund the Plan were set at 0% for the 2020 fiscal year.

Possibility of early redemption and conditions

Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the accounts of the Company, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan, as set forth below:

- Up to 3 years: 0%;

- From 03 years and 1 day to 5 years: 15%;

- From 05 years and 1 day to 9 years: 25%;

- From 09 years and 1 day to 12 years: 35%;

- From 12 years and 1 day to 15 years: 45%;

- From 15 years and 1 day to 20 years: 65%;

- Above 20 years: 75%.

Important notes:

1) Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan.

2) Withdrawals may be made in cash up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and conversion of the remaining balance into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of five years and a maximum period of 30 years.

3) Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

13.11 – Maximum, minimum and average individual compensation of the board of directors

Annual amounts

	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Number of members	11.17	11.00	11.00	5.00	6.08	8.07	4.33	5.00	5.05
Number of paid members	11.17	11.00	11.00	12.00	10.42	8.07	4.33	5.00	5.05
Amount of the highest compensation (R$)	1,918,125.00	2,455,200.00	2,185,790.00	4,102,107.00	6,715,947.00	9,665,000.00	178,000.00	216,000.00	227.520.00
Amount of the lowest compensation (R$)	296,841.00	379,970.00	337,750.00	1,535,010.00	2,004,312.00	2,102,000.00	157,233.38	187,839.00	167,130.00
Average amount (R$)	890,274.31	1,205,596.82	1,079,272.73	814,135.37	3,818,357.01	4,969,392.81.	161,570.38	195,247.80	177,623.76

Note:

Board of Directors
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2019	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

Statutory Board of Executive Officers
Dec. 31, 2020	The member with the highest compensation served the Company for 4 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2019	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

Fiscal Council
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2019	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

13.12 – Compensation or indemnification mechanisms for members of management in case of removal from office or retirement

Embraer maintains a Civil Liability Insurance Policy for Directors and Officers (D&O), procured with Zurich Minas Brasil Seguros S/A, upon payment of a premium in the amount of US$3,610,652.50, with a limit of US$20 million and with Tokio Marine Seguradora SA, upon payment of a premium in the amount of US$2,866,030.52, with a limit of US$30 million in excess, both effective from June 30, 2020 to June 30, 2021, with an overall indemnity limit of US $ 50 million.

In addition, at the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2020, Embraer’s shareholders approved, by a majority of votes, the inclusion of a new article (Article X) in the Company’s Bylaws, in order to provide for the possibility of entering into indemnity agreements with members of management, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as certain employees of the Company or its subsidiaries.

13.13 – Percentage of the total compensation held by members of management and members of the fiscal council who are related parties of the controlling shareholders

Not applicable, as Embraer’s capital stock became widely held after its corporate restructuring in May 2006.

13.14 – Compensation of management and members of the fiscal council, grouped per body, received for any reason other than the position they hold

Not applicable, as the members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, in the last three fiscal years, did not provide paid consultancy or advisory services to the Company.

13.15 – Compensation of members of management and members of the fiscal council recognized in the result of direct or indirect parent companies, companies under common control and subsidiaries of the issuer

No amounts were recognized in the result of companies under common control and subsidiaries of the Company as compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council. This is not applicable to controlling shareholders, as the Company does not have one.

13.16 – Other material information

Management Compensation

The amounts of management compensation for 2020 and the projection for 2021, informed in Item 13, are net of charges that are borne by the Company, in accordance with the guidelines of the Official Letter SEP 01/2021.

If the aforementioned charges were to be considered, the value of the total compensation per body, in 2020, would be:

2020:

Board of Directors and Statutory Board of Executive Officers: R$23,530 thousand

Fiscal Council: R$840 thousand

Total: R$ 24,370 thousand

2021 (projection):

Board of Directors and Statutory Board of Executive Officers: R$ 45,314 thousand

Fiscal Council: R$ 799 thousand

Total: R$ 46,113 thousand

Annex VI – PROPOSED BYLAWS

(Pursuant to Section 11, item I, of CVM Instruction No. 481/09)

BYLAWS OF

EMBRAER S.A.

ARTICLE I

NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

SECTION 1 – Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law.

Paragraph 1 – The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783.

Paragraph 2 – Considering that the Company has joined the Novo Mercado of B3 S.A. – Brasil, Bolsa Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

PRINCIPAL PLACE OF BUSINESS

SECTION 2 – The Company shall have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad.

CORPORATE PURPOSE

SECTION 3 – The corporate purpose of the Company is as follows:

I.	to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II.	to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III.	to contribute to the training of technical personnel as necessary for the aerospace industry;

IV.	Perform other technological, industrial, commercial and service activities related to the aerospace industry;

V.

to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI.	to conduct other technological, manufacturing, trading and services activities related to the defense, security and energy industries.

PRINCIPLES

SECTION 4 – The organization and operation of the Company shall be guided by the following principles:

I.

the securities of the Company shall be traded on domestic and/or international capital markets in compliance with all applicable legal requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence;

II.	all shares of the capital stock of the Company shall be common shares;

III.	with respect to the resolutions passed by the Shareholders’ Meetings:

a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and

b)

foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance;

IV.

with due regard for the provisions of Section 56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

V.	the resolutions and acts by the bodies of the Company listed in Section 9 hereof shall be subject to a veto right of the Brazilian Federal Government; and

VI.	the Company shall not issue profit-sharing bonds (partes beneficiárias).

SECTION 5 – The duration of the Company shall be for an indefinite period of time.

Article II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

SECTION 6 – The capital stock of the Company, which is fully subscribed and paid in, is five billion, one hundred and fifty-nine million, six hundred and seventeen thousand, fifty-two reais and forty-two cents (R$ 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty- five thousand, forty-four (740,465,044) registered common shares, one of which shall be a Golden Share (Section 9), and all of which with no par value.

PARAGRAPH 1 – At all times the capital stock of the Company shall be divided into common shares only, no preferred shares being permitted.

PARAGRAPH 2 – The single Golden Share of the Brazilian Federal Government shall be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97).

SECTION 7 – According to Section 168 of Law No. 6,404/76, the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws.

PARAGRAPH 1 – It is incumbent on the Board of Directors to establish the price and the number of shares to be issued, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind shall be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law.

PARAGRAPH 2 – Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of warrants, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares;

b)

in accordance with the plan approved by the Shareholders’ Meeting, grant stock options to the members of management and employees of the Company or its controlled companies, without the shareholders having preemptive rights of purchase with respect to such shares; and

c)	approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend.

PARAGRAPH 3 – In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced.

PARAGRAPH 4 – The provisions of this Section shall also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures.

FORM OF SHARES

SECTION 8 – All shares of the Company shall be in book-entry form and shall be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers.

PARAGRAPH 1 – Such registrar of the book-entry shares shall charge directly to the Company the cost of its services.

PARAGRAPH 2 – Such registrar shall control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof.

GOLDEN SHARE OF THE BRAZILIAN FEDERAL GOVERNMENT

SECTION 9 – The Golden Share confers on the Brazilian Federal Government veto powers over the following matters:

I.	change in the name of the Company or its corporate purposes;

II.	modification and/or use of the Company’s logo;

III.	creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise;

IV.	technological training of third parties in connection with military programs;

V.	discontinuance of a supply of spare parts to service military aircraft;

VI.	transfer of a controlling interest in the Company;

VII.

any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XII of Section 41 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

PARAGRAPH 1 – The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 56 hereof, shall require the prior approval of the Brazilian Federal Government as the owner of the Golden Share.

PARAGRAPH 2 – Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section shall fall be subject to the decision-making authority of the Board of Directors of the Company and shall comply with the following procedures:

I.	the matter shall be subject to resolution by the Board of Directors.

II.

if the matter is approved by the Board of Directors, the Chairman of the Board shall notify the director elected by the Brazilian Federal Government to either exercise his or her veto right or express his or her approval, within a period of 30 days from receipt of such notice.

III.

upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and.

IV.

if the resolution is confirmed by the Board of Directors, the matter shall be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section.

PARAGRAPH 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the Golden Share, shall also be communicated in advance by the Company to the Ministry of Economy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy shall reply within 30 days from receipt of the notice referred to in item II above.

ARTICLE III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

SECTION 10 – For the purposes of these Bylaws, the following are deemed as Brazilian shareholders (“Brazilian Shareholders”):

I – individuals born or naturalized in Brazil, residing in Brazil or abroad;

II – legal entities organized under Brazilian private law and having their management based in in Brazil; provided that such entities:

a)	do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and;

b)	are controlled either directly or indirectly by one or more individuals referred to in item I;

III – investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II.

PARAGRAPH 1 – The Company shall keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof.

PARAGRAPH 2 – A Brazilian Shareholder shall be required to show evidence to the Company and the registrar of its book-entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced shall the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders.

FOREIGN SHAREHOLDERS

SECTION 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) shall be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well as those that fail to provide evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.

SHAREHOLDER GROUPS

SECTION 12 – For the purposes of these Bylaws, two or more shareholders of the Company shall deemed to form a group of shareholders (each a “Shareholder Group”) if:

I – such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control;

II – one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s);

III – such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or

IV – such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves.

PARAGRAPH 1 – In the case of investment funds having a common administrator, only those funds with policies on investments and exercise of voting at Shareholders’ Meetings, according to the relevant Bylaws, that fall under the discretionary duties of such common administrator shall be deemed to form a Shareholder Group.

PARAGRAPH 2 – For the purposes of these Bylaws, holders of securities issued in connection with the Company’s Depositary Receipts program shall not be deemed as a Shareholder Group, unless they fit the provisions of the preceding items of this Section.

PARAGRAPH 3 – A Shareholder Group shall be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder.

PARAGRAPH 4 – In addition to the foregoing provisions of this Section, at a given Shareholders’ Meeting, any shareholders or Shareholder Groups represented by the same attorney-in-fact, executive officer, director or representative in any capacity, shall be deemed to be part of the same Shareholder Group, except in the case of holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank.

PARAGRAPH 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto shall be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof.

OBLIGATION TO DISCLOSE

SECTION 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively.

PARAGRAPH 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section.

PARAGRAPH 2 – A violation of the provisions of this Section shall result in the imposition of the penalties described in Section 16 below.

VOTING RIGHTS

SECTION 14 – Each common share shall be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations:

I – no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the number of shares in which the Company’s capital stock is divided;

II – the Foreign Shareholders, in the aggregate, may not cast, at each Shareholders’ Meeting, votes in excess of two-thirds (2/3) of the number of votes that may be cast by the Brazilian Shareholders in attendance.

SOLE PARAGRAPH – Any votes that exceed the limits established in this Section shall not be computed with respect to the resolutions of the Shareholders’ Meetings.

SECTION 15 – For purposes of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order:

I – the Chairman of the Meeting shall determine, based on the Shareholder Attendance List, and shall announce to the Meeting (as required by Section 22, Paragraph 3 below), the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and;

II – if the total votes of the Foreign Shareholders exceeds two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder shall be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at such Shareholders’ Meeting.

PARAGRAPH 1 – In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above shall be applied jointly and successively.

PARAGRAPH 2 – The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section.

SUSPENSION OF RIGHTS

SECTION 16 – The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof.

PARAGRAPH 1 – Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting.

PARAGRAPH 2 – The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting, indicating the breach of an obligation and the name of the breaching shareholder.

PARAGRAPH 3 – It shall be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information shall be permitted.

PARAGRAPH 4 – A suspension of rights shall cease as soon as the obligation in question is fulfilled.

SHAREHOLDERS’ AGREEMENT

SECTION 17 – The Company shall not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

ARTICLE IV

SHAREHOLDERS’ MEETING

AUTHORITY

SECTION 18 – In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting shall have sole authority to take the following actions:

I.	to elect and remove the members of the Board of Directors;

II.	to elect and remove the members of the Fiscal Council and to determine their compensation;

III.	when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof;

IV.	to determine the aggregate annual compensation of the directors and executive officers of the Company;

V.	to select the expert firm responsible for appraising the Company and preparing the relevant report in those cases mentioned in Article VIII hereof;

VI.

to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

VII.	to allocate profit sharing to the directors, executive officers and/or employees of the Company, subject statutory limitations and the human resources policy of the Company;

VIII.	to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management;

IX.	to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and

X.	to dismiss the requirement of conducting a tender offer to delist the Company from the Novo Mercado.

SOLE PARAGRAPH – The resolution referred to in item X of this Section shall be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and, on second call, the Meeting shall be convened with any number of shareholders representing outstanding shares.

CALL

SECTION 19 – The Shareholders’ Meetings shall be called by the Board of Directors or, where provided by law, by the shareholders or the Fiscal Council; provided that notice of the

Shareholders’ Meetings shall be given at least 30 days in advance, as counted from first publication of notice. In the event the Meeting is not held, a second notice shall be published at least 15 days in advance.

QUALIFICATION AND REPRESENTATION

SECTION 20 – The shareholders present at a Shareholders’ Meeting shall evidence their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76.

PARAGRAPH 1 – The Company shall waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

PARAGRAPH 2 – A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, who shall file the relevant proxy statement at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting.

QUORUM

SECTION 21 – A Shareholders’ Meeting shall be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance.

SHAREHOLDER ATTENDANCE BOOK

SECTION 22 – Before the proceedings at a Shareholders’ Meeting are opened, the shareholders shall sign the “Shareholder Attendance Book”, informing their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11).

PARAGRAPH 1 – The list of shareholders present shall be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order.

PARAGRAPH 2 – The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but shall not be entitled to vote on any of its resolutions. Additionally, their shares shall not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders.

PARAGRAPH 3 – After the list of shareholders is closed, the Chairman of the Meeting shall announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, subject to the provisions of Sections 14 and 15 hereof.

PRESIDING OFFICERS

SECTION 23 – The proceedings of the Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors or, in his or her absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present shall act as Chairman.

PARAGRAPH 1 – The Secretary of the Shareholders’ Meeting shall be appointed by the Chairman.

PARAGRAPH 2 – The Investor Relations Officer or his or her designee shall necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the matters comprised within his or her duties under these Bylaws. Notwithstanding the foregoing, it shall be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder.

VOTING

SECTION 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders shall be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.

SOLE PARAGRAPH – The Shareholders’ Meeting shall only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, provided that the approval of matters under a general item contained in the agenda is forbidden.

ARTICLE V

BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL

MANAGEMENT OF THE COMPANY

SECTION 25 – The management bodies of the Company are the Board of Directors and the Board of Executive Officers.

SOLE PARAGRAPH – The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company shall be incumbent on the Executive Officers only.

ACCEPTANCE OF OFFICE

SECTION 26 – The directors, executive officers and members of the Fiscal Council shall take office by executing an instrument of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be.

PART I

BOARD OF DIRECTORS

COMPOSITION

SECTION 27 – The Board of Directors shall be composed of at least nine and no more than eleven members, all of whom shall be elected by the Shareholders’ Meeting for a unified two-year term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.

PARAGRAPH 1 – The Brazilian Federal Government, as the holder of the Golden Share, is entitled to elect one acting Board member and his or her alternate.

PARAGRAPH 2 – The employees of the Company shall be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his or her alternate shall be appointed by the Employee Investment Club of the Company (CIEMB—Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate shall be appointed by the non-shareholder employees of the Company.

PARAGRAPH 3 – The remaining Board members shall be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It shall be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of the members of the Board of Directors, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

PARAGRAPH 4 – Subject to the leading provision and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office shall be determined at the Shareholders’ Meeting held for the election of members of the Board of Directors.

PARAGRAPH 5 – No member of the Board of Directors may hold a position as Executive Officer of the Company.

PARAGRAPH 6 – At least two (2) or twenty percent (20%), whichever is higher, of the directors shall be Independent Directors, as defined in the Novo Mercado Regulations, and the qualification of the nominees to the Board of Directors as independent directors shall be decided at the Shareholders’ Meeting that elects such directors, provided that, in the event there is a controlling shareholder, the director(s) elected as provided in Section 141, Paragraph 4 of Law No. 6,404/76, shall also be deemed as Independent Director(s), subject to the provision of Section 32, Paragraph 7 hereof.

PARAGRAPH 7 – If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, this percentage shall be rounded up to the next whole number.

SECTION 28 – The Board of Directors shall have a Chairman and a Vice Chairman, who shall be elected by the Shareholders’ Meeting immediately after election of the Board members.

SECTION 29 – The replacement of the members of the Board of Directors in the case of absence, impediment, or as a result of a vacancy, shall be conducted as follows:

I.

except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect up to two directors, the Board of Directors shall continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors shall appoint the substitute(s) that shall serve until the following Shareholders’ Meeting, at which time the replacement(s) shall be elected. In the event of vacancy with respect to more than two directors, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), provided that no more than two seats in the Board of Directors may remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting shall be called to elect their substitutes. In both cases, substitutes shall serve for the remaining terms of office of the substituted directors;

II.	in the event of temporary absence or impediment of the Chairman of the Board, his or her duties shall be exercised by the Vice Chairman of the Board on a temporary basis;

III.

in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board shall serve as Chairman until the end of the current term of office, and the remaining members of the Board of Directors shall promptly appoint a new Vice Chairman of the Board, who shall hold such position until the following Shareholders’ Meeting, at which time a replacement shall be elected;

IV.	in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the impediment ceases;

V.

in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the following Shareholders’ Meeting, which shall elect the respective replacement; and

VI.

in the event of simultaneous vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board shall promptly call a Shareholders’ Meeting to fill the vacant positions.

MEMBERS OF THE BOARD OF DIRECTORS

SECTION 30 – The members of the Board of Directors shall be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not:

I – hold positions in companies that could be regarded as competitors of the Company; or

II – have or represent interests that conflict with those of the Company.

PARAGRAPH 1 – For purposes of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that fails to meet the requirements of this Section shall be deemed an abusive vote.

PARAGRAPH 2 – No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company.

PARAGRAPH 3 – With regard to the election of the members of the Board of Directors referred to in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder who wishes to nominate a slate, in the case of election by slate, or candidate, in the case of adoption of the multiple voting process, who is not a member of the Board of Directors or of the slate indicated by the Board of Directors, shall give written notice to the Company to that effect, no later than 10 days prior to the relevant Shareholders’ Meeting, informing the name, qualification and professional résumés of each such person together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company shall publish a notice to the shareholders informing the shareholders where they can obtain a list of all candidates proposed as provided in this Paragraph and a copy of their qualification and professional résumés.

ELECTION BY SLATE

SECTION 31 – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 shall be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

PARAGRAPH 1 – In the case of an election as referred to in this Section 31, the Board of Directors shall nominate a slate; provided that the management of the Company shall, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, send to the stock exchange, post on the Company’s website and make available to the shareholders at the Company’s principal place of business, a document containing the names, the qualification and résumés of the candidates for the positions of Board members listed on the slate referred to in this Paragraph.

PARAGRAPH 2 – Any shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a)

the proposal shall be notified in writing to the Company no later than 10 days prior to the date of the Shareholders’ Meeting, provided that the same shareholder or group of shareholders may not submit more than one slate;

b)

the notice shall indicate the names for the slate and, for members who are not members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice shall indicate the respective qualification and professional résumés, and contain an executed instrument certifying acceptance to run in the election, as well as other information documents required by applicable law;

c)

no later than 8 days prior to the date of the Shareholders’ Meeting, the Company shall publish a notice, which shall be posted on the Company’s website, informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates.

PARAGRAPH 3 – The name of a same person may appear in two or more slates, including the slate referred to in Paragraph 1.

PARAGRAPH 4 – Each shareholder may only vote for one slate, and all votes shall be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting shall be elected.

ELECTION BY CUMULATIVE VOTING

SECTION 32 – In connection with the election of the members of the Board of Directors as provided in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock may request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

PARAGRAPH 1 – Promptly upon receiving such a request, the Company shall publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting.

PARAGRAPH 2 – After the Shareholders’ Meeting is called to order, the Presiding Officers shall determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules:

a)

firstly, the number of votes that each shareholder may cast according to the provision of item I of Section 14 shall be determined, ascribing, to each share that does not exceed 5% of the total of the shares of the Company’s capital stock, the number of votes corresponding to the number of members of the Board of Directors to be elected; and

b)

if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor shall be applied to the votes of each Foreign Shareholder for compliance with the limit set forth in item II of Section 14.

PARAGRAPH 3 – The following persons may be candidates for positions on the Board of Directors:

a)	the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and

b)

a candidate that is nominated by any shareholder and is not a member of the proposed slate shall send his or her qualification and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.

PARAGRAPH 4 – Each shareholder shall have the right to give the votes ascribed to him or her pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members who receive the largest number of votes shall be elected.

PARAGRAPH 5 – Any offices not filled due to a tie vote shall be subject to a new vote, by the same method, adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled.

PARAGRAPH 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting shall entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the subsequent Shareholders’ Meeting shall hold a new election of the entire Board.

PARAGRAPH 7 – Paragraph 4 of Section 141 of Law No. 6,404/76 shall only be applicable if the Company has a controlling shareholder.

AUTHORITY

SECTION 33 – It is incumbent on the Board of Directors:

I.	to establish the general business guidelines of the Company;

II.	to elect and remove the executive officers of the Company and to establish their duties, subject to the provisions of these Bylaws;

III.	to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM;

IV.

to oversee the performance of the executive officers of the Company, examining at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into, and any other acts;

V.	to review the quarterly results of the operations of the Company;

VI.	to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting;

VII.	to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary;

VIII.	to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting;

IX.	to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation;

X.	to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for consideration, where required by Law No. 6,404/76;

XI.	to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	to take action on:

a)	the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1;

b)	the issuance of warrants and, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting, the grant of stock options referred to therein;

c)	acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal;

XIII.

to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company recorded in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas–DFP) or Quarterly Information Form (Formulário de Informações Trimestrais–ITR), whichever is more recent;

XIV.	to take action on the issuance of non-convertible ordinary unsecured debentures by the Company, in compliance with the regulations in force;

XV.

to authorize the issuance by the Company of credit instruments for the raising of funds, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments;

XVI.

to approve (i) the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature; (ii) the direct holding by the Company of an ownership interest in other companies, the sale of such ownership interest (except for companies of the same group of the Company, which resolution is incumbent on the Board of Executive Officers), as well as new capital contributions to such companies;

XVII.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, security, accommodation, suretyship, expense, advance or credit offer in benefit of third parties, without prejudice to the provisions of item XI of Section 41 below;

XVIII.	to create and extinguish operating units of the Company;

XIX.

to approve the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

XX.	to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party;

XXI.	to select and remove the Company’s independent auditors;

XXII.

to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part:(i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control or affiliated with any one of the parties referred to in clauses “i” and “ii”;

XXIII.

to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders, including with respect to the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant;

XXIV.

with due regard for the provisions of these Bylaws and legislation in force, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its Advisory Committees;

XXV.	to regulate the activities of the Company and to take responsibility for all matters subject to the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers;

XXVI.

To elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors;

XXVII.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas–DFP) or Quarterly Information Form (Formulário de Informações Trimestrais–ITR), whichever is more recent.

PARAGRAPH 1 – The removal of an Executive Officer shall require an affirmative vote of at least seven Directors.

PARAGRAPH 2 – Subject to any limitations imposed by the Shareholders’ Meeting, the Board of Directors shall determine the compensation of each of its members, each member of the Committees (articles 34 to 37) and each Executive Officer of the Company, taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

PARAGRAPH 3 – It shall be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 34 – The Board of Directors shall appoint a permanent Strategy and Innovation Committee, a People and ESG Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.

PARAGRAPH 1 – The Strategy and Innovation Committee and the People and ESG Committee shall be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

PARAGRAPH 2 – The members of the Board of Directors appointed as members of these bodies and the Audit, Risk and Ethics Committee may accumulate the compensation applicable for each position so held.

SECTION 35 – The Audit, Risk and Ethics Committee, an advisory body linked to the Board of Directors, shall perform the functions of an “Audit Committee” for purposes of U.S. legislation, particularly the Sarbanes-Oxley Act.

PARAGRAPH 1 – The Audit, Risk and Ethics Committee shall be composed of at least three (3) and no more than five (5) members, of whom: the majority shall be independent members of the board of directors, at least one (1) shall be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, and one (1) shall have recognized experience in corporate accounting issues.

PARAGRAPH 2 – A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters.

PARAGRAPH 3 – The Audit, Risk and Ethics Committee shall be coordinated by one of the independent members of the Board of Directors who shall be part of such Committee. The activities of the committee coordinator shall be defined in its internal regulations, approved by the Board of Directors.

SECTION 36 – It is incumbent on the Audit, Risk and Ethics Committee, in addition to the duties assigned by applicable legislation and its internal regulations:

a)	to make a recommendation to the Board of Directors regarding the selection or replacement of the independent auditors and their compensation;

b)	to oversee the work of the independent auditors, and to issued an opinion on the engagement of the independent auditors to render other services to the Company;

c)	to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing;

d)	to mediate any conflicts and disputes between the management of the Company and the independent auditors;

e)	to review quarterly information, interim financial information and financial statements;

f)	to monitor the internal audit activities and the activities of the internal controls area of the Company;

g)	to review and monitor the Company’s risk exposure;

h)	to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and

i)

to have the means to receive and process information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information.

PARAGRAPH 1 – The Company shall publish, in an annual basis, a summary report prepared by the Audit, Risk and Ethic Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors;

PARAGRAPH 2 – The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control, cannot be members of the Audit, Risk and Ethics Committee.

SECTION 37 – The Board of Directors may create advisory committees to assist the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors shall appoint the members of the advisory committees and shall determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

PARAGRAPH 1 – Each of the Advisory Committees of the Board of Directors will be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 hereof.

PARAGRAPH 2 – The members of the Board of Directors appointed to compose the aforementioned bodies may accumulate the compensation applicable for each position so held.

PARAGRAPH 3 – External Members of any of the aforementioned Committees shall meet the following requirements:

a)	shall not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies;

b)

shall have unblemished reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital Market;

c)

shall not be a spouse or relative up to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and

d)

shall not hold positions in companies that may be deemed as competitors of the Company or its controlled companies, and shall not have, nor represent, interests that are conflicting with those of the Company or its controlled companies.

PARAGRAPH 4 – The External Members of all the Committees have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and shall take office upon execution of the applicable instrument of investiture, which shall acknowledge the requirements for holding each position.

PART II

BOARD OF EXECUTIVE OFFICERS

COMPOSITION

SECTION 38 – The Board of Executive Officers shall be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers shall serve for a term of office of two years, reelection being permitted. The titles and duties of each executive officer shall be assigned by the Board of Directors, which shall designate one officer to serve as the Investor Relations Officer.

PARAGRAPH 1 – During his or her impediment or absence, the Chief Executive Officer shall appoint a substitute among the remaining Executive Officers, who shall then serve in both positions.

PARAGRAPH 2 – In the event of a vacancy in the position of Chief Executive Officer, such position shall be filled on an interim basis by one of the remaining Executive Officers, as designated by the Chairman of the Board of Directors. Such executive officer shall so serve until the following meeting of the Board of Directors, which shall then appoint a new Chief Executive Officer.

PARAGRAPH 3 – During their temporary absences or impediments, the remaining Executive Officers shall be replaced by another Executive Officer to be chosen by the Chief Executive Officer.

PARAGRAPH 4 – In the event of a vacancy in a position of Executive Officer, one of the remaining Executive Officers, as designated by the Chief Executive Officer, shall assume such position in an interim basis, and shall so serve until the following meeting of the Board of Directors.

PARAGRAPH 5 – An Executive Officer who substitutes the Chief Executive Officer or any of the remaining Executive Officers in accordance with this Section shall not be entitled to any additional compensation.

DUTIES OF THE EXECUTIVE OFFICERS

SECTION 39 – It will be incumbent on the Executive Officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts, within the scope of their authority, which are necessary for the regular conduct of the Company’s business.

PARAGRAPH 1 – It is incumbent on the Chief Executive Officer:

a)	to call and preside over the meetings of the Board of Executive Officers;

b)	to propose to the Board of Directors the composition of the Board of Executive Officers;

c)	to propose to the Board of Directors the duties to be assigned to the other Executive Officers;

d)	to guide and coordinate the performance of the other Executive Officers;

e)	to oversee the general planning activities of the Company and its controlled companies;

f)	to keep the directors abreast of the affairs of the Company and the development of its business; and

g)	to carry out such other duties as may be assigned to him by the Board of Directors.

PARAGRAPH 2 – It is incumbent on the remaining Executive Officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer.

AUTHORITY AND DUTIES OF THE BOARD OF EXECUTIVE OFFICERS

SECTION 40 – The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors.

SECTION 41 – In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers:

I.	to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting;

II.

to prepare and submit to the Board of Directors, on an annual basis, the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing;

III.	to propose to the Board of Directors the basic guidelines for the business of the Company;

IV.

to submit on an annual basis, to the Board of Directors, for review, the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year;

V.	to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units;

VI.

to prepare on an annual basis the Action and Target Plan for each Board of Executive Officers, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings;

VII.	to submit to the Board of Directors and the Fiscal Council a detailed quarterly economic and financial balance sheet of the Company;

VIII.	to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad;

IX.

to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws, as well as to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company;

X.	to prepare and submit to the Board of Directors the compensation policies of the Company and its controlled companies;

XI.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and

XII.

to submit to the Board of Directors, for review, all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof.

REPRESENTATION OF THE COMPANY

SECTION 42 – The Company shall be validly bound whenever represented by two Executive Officers, by the signature of one Executive Officer and one attorney-in-fact, or by two attorneys-in-fact acting within the scope of their respective powers.

PARAGRAPH 1 – The acts for which these Bylaws require prior authorization of the Board of Directors shall only be valid once such requirement is satisfied.

PARAGRAPH 2 – The Company may be represented by a single Executive Officer, who may grant powers of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts:

I.	receipt of discharge of the amounts due to the Company;

II.	issuance, trading, endorsement and discount of trade bills related to the Company’s sales;

III.	representation of the Company in stockholders’ meetings of companies in which the Company holds an equity interest;

IV.	granting of powers of attorney for representation of the Company in judicial or administrative proceedings;

V.	representation of the Company in judicial and/or administrative proceedings, except for performance of acts involving waiver of rights; and

VI.

performance of administrative acts, including before public offices, government-controlled companies, boards of trade, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities.

PARAGRAPH 3 – The Board of Directors may authorize the performance of specific acts whereby the Company will be bound by the signature of a single Executive Officer or a single duly appointed attorney-in-fact; and may in addition define authorities and limits for performance of acts by a single representative.

PARAGRAPH 4 – The following rules shall apply to the appointment of attorneys-in-fact:

I.

all powers of attorney shall be granted by the Chief Executive Officer or his or her substitute, acting together with another Executive Officer, and shall have a defined scope and term, except for powers for representation in judicial or administrative proceedings, in which case the term may be indefinite; and

II.

a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization, which shall be mentioned in the power of attorney.

PART III

FISCAL COUNCIL

SECTION 43 – The Fiscal Council of the Company shall operate on a permanent basis and shall be composed of at least three (3) and no more than five (5) members and an equal number of alternate members, who may be shareholders or non-shareholders, shall reside in Brazil, shall be elected by the Shareholders’ Meeting, and shall have such duties as are provided for by law.

PARAGRAPH 1 – The rules in Section 31 hereof for election of the members of the Board of Directors of the Company shall apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section.

PARAGRAPH 2 – The Shareholders’ Meeting shall appoint the Chairman and the Vice Chairman of the Fiscal Council from among its elected members.

PARAGRAPH 3 – If, in accordance with the terms of Section 56 hereof, the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, shall have the right to elect, in a separate vote, one committee member and his alternate.

PARAGRAPH 4 – The compensation of the members of the Fiscal Council shall be determined by the Shareholders’ Meeting that elects such members, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation.

SECTION 44 – The Fiscal Council shall hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by the Chairman, on his own initiative or at the request of any its members.

PARAGRAPH 1 – Extraordinary meetings shall be called by written notice containing the agenda for the meeting, as well as an indication of the meeting’s place, date and time.

PARAGRAPH 2 – A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council shall pass its resolutions by a majority vote of the members in attendance.

SECTION 45 – The legal provisions and these Bylaws regarding the Fiscal Council shall be regulated in its internal regulations, which shall be approved by the Fiscal Council.

PARAGRAPH 1 – It shall be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members.

PARAGRAPH 2 – The members of the Fiscal Council shall exercise their functions in the interest of the Company, regardless of whether they have been elected by a group or a class of shareholders.

PARAGRAPH 3 – In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact.

PART IV

MEETINGS OF THE MANAGEMENT BODIES

INTERVAL OF MEETINGS

SECTION 46 – The Board of Directors of the Company shall meet, on a regular basis, eight times a year, according to a schedule to be announced during the first month of each fiscal year by the Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.

CALL

SECTION 47 – The directors and executive officers of the Company shall be called to attend the meetings of the relevant bodies by personal written notice given at least three business days in advance by letter, e-mail or any other means that permits acknowledgement of receipt by the recipient.

PARAGRAPH 1 – Such notice shall be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation.

PARAGRAPH 2 – The meetings of the management bodies may be called to order, irrespective of notice, whenever all members are in attendance.

PARAGRAPH 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting shall only be called to order with the attendance of at least two-thirds (2/3) of its members.

QUORUM AND VOTING REQUIREMENT

SECTION 48 – The meetings of the management bodies may only be called to order and resolve matters if a majority of the relevant members are in attendance; Directors or Officers shall be deemed to be present at a meeting if they participate via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such Directors or Officers. In this case, Directors and Officers shall be deemed to be in attendance for purposes of quorum and voting, and their vote shall be deemed valid for all legal purposes and shall be included in the minutes of the meeting.

SECTION 49 – Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies shall be passed by a majority vote of the members in attendance.

ARTICLE VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF INCOME

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 50 – The fiscal year of the Company shall begin on January 1 and shall end on December 31 of each year.

PARAGRAPH 1 – At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, in accordance with the applicable provisions of law:

I.	balance sheet;

II.	statement of changes in shareholders’ equity;

III.	income statement;

IV.	statement of changes in financial position; and

V.	statement of cash flows.

PARAGRAPH 2 – Together with the financial statements for the fiscal year, the Board of Directors shall submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable law.

MANDATORY DIVIDEND

SECTION 51 – The shareholders shall be entitled to receive each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I – the net income for the fiscal year will be reduced or increased by the following amounts:

a)	the amounts allocated to the legal reserve; and

b)	the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year;

II – payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III – profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

PARAGRAPH 1 – The dividend provided for in this Section shall not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company; The Fiscal Council shall issue an opinion on such information and the managers of the Company shall submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

PARAGRAPH 2 – Any income that fails to be distributed pursuant to Paragraph 1 shall be recorded in a special reserve and, to the extent not offset by losses in subsequent years, shall be paid as a dividend as soon as the financial condition of the Company so permits.

PARAGRAPH 3 – In accordance with prevailing income tax regulations, during each fiscal year, the Board of Directors may pay or credit interest on shareholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

PARAGRAPH 4 – Interest on shareholders’ equity shall be applied against any dividends declared by the Company.

INVESTMENT AND WORKING CAPITAL RESERVE

SECTION 52 – The Company shall maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders.

PARAGRAPH 1 – Subject to the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

PARAGRAPH 2 – According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, in whole or in part, to an increase of the capital stock, including by way of a stock dividend.

INTERIM DIVIDENDS

SECTION 53 – The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends in shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Company.

SOLE PARAGRAPH – The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet.

PROFIT SHARING

SECTION 54 – The Shareholders’ Meeting may grant profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations.

PARAGRAPH 1 – Profit sharing may only be granted with respect to a fiscal year in which the mandatory dividend referred to in Section 51 hereof is paid to the shareholders.

PARAGRAPH 2 – Whenever the Company pays an interim dividend based on earnings recorded in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 53 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

ARTICLE VII

PROTECTION MECHANISM

MONITORING OF EQUITY INTERESTS

SECTION 55 – In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, shall monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof.

PARAGRAPH 1 – If at any time, the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer shall immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to B3; and (vi) to CVM.

PARAGRAPH 2 – The Investor Relations Officer may require the shareholders or Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure.

TENDER OFFER IN THE EVENT OF PURCHASE

OF SUBSTANTIAL INTEREST OR SALE OF CONTROLLING INTEREST

SECTION 56 – Any shareholder or Shareholder Group that purchases or becomes the holder for any reason of: (i) 35% or more of the total outstanding shares of the Company; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock (an “Acquiring Shareholder”) shall, within 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government, as the holder of the Golden Share, through the Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the B3 and the provisions of this Section.

PARAGRAPH 1 – The Brazilian Federal Government, as the holder of the Golden Share, may accept or refuse such request for a tender offer, at its sole discretion. If the request is accepted, the Acquiring Shareholder shall carry out the tender offer within 60 days from the approval, in the manner described in this Section. If the request is denied, the Acquiring Shareholder, within 30 days after being informed of the denial, shall sell all the shares that exceed the aforementioned limit.

PARAGRAPH 2 – The Acquiring Shareholder shall provide the Chief Executive Officer of the Company with a copy of all the documents related to the request for a tender offer delivered to or sent by the Brazilian Federal Government.

PARAGRAPH 3 – During the period from the request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company.

PARAGRAPH 4 – The price at which each share of the Company may be purchased in the tender offer cannot be less than the result obtained by applying the following formula:

TO Price = Value of Share + Premium

where:

“TO PRICE” corresponds to the purchase price for each outstanding share of the Company in the tender offer provided for in this Section.

“VALUE OF SHARE” corresponds to the highest value among: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares.

“PREMIUM” corresponds to 50% of the Value of Share.

“CONSOLIDATED EBITDA OF THE COMPANY” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company already audited and published.

“AVERAGE CONSOLIDATED EBITDA OF THE COMPANY” is the arithmetic average of the Consolidated EBITDAs of the Company for the two most recent full fiscal years.

PARAGRAPH 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share shall be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

PARAGRAPH 6 – A tender offer as mentioned in the leading paragraph of this Section shall not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations.

PARAGRAPH 7 – The Acquiring Shareholder shall comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations.

PARAGRAPH 8 – The tender offer shall necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002, and in the Novo Mercado Regulations, where applicable:

I.	be addressed to all shareholders of the Company, without any distinction;

II.	be carried out through an auction to be conducted on B3;

III.

be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements necessary to support a careful and independent decision as to acceptance of the tender offer;

IV.	be irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

V.

be launched at a set price calculated according to the provisions of this Section, be paid upfront, in Brazilian currency, as consideration for the purchase of shares of the Company in the tender offer; and

VI.

be supported by an appraisal report of the Company prepared by a firm of recognized international standing, independence, and expertise in economic and financial appraisal of public companies, prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

PARAGRAPH 9 – In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by CVM, then the Board of Directors of the Company shall call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question shall be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof.

PARAGRAPH 10 – For purposes of determining the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares shall be disregarded.

ARTICLE VIII

REGISTRATION AS A PUBLICLY-HELD COMPANY and NOVO MERCADO

SECTION 57 – The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by CVM on tender offers for delisting as a publicly-held company and with the following requirements:

I.	the offered price shall be fair, and, therefore, the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and

II.

shareholders holding more than one-third (1/3) of the outstanding shares shall accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without carrying out the sale of shares.

PARAGRAPH 1 – For the purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by CVM applicable to tender offers of publicly-held companies for delisting.

PARAGRAPH 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by CVM applicable to tender offers; and (ii) the offeror shall purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which shall occur within fifteen (15) days from the date of exercise of this option by shareholders.

SECTION 58 – The tender offer for the delisting of the Company or category conversion at CVM’s registry shall be carried out at a fair price, in accordance with the applicable legal and regulatory rules.

SECTION 59 – Subject to the provisions of these Bylaws and without prejudice to the provisions of Section 56 above, the direct or indirect sale of control of the Company, in a single transaction or a series of successive transactions, shall be agreed upon under the condition that the purchaser undertakes to carry out a tender offer for the shares issued by the Company and held by the other shareholders, subject to the terms of and within the time limits set forth in the regulations in force and the Novo Mercado Rules, so that the holders of such shares receive the same treatment as that accorded to the seller.

SECTION 60 – A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that the procedures of the various types of tender offer can be harmonized and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law.

SECTION 61 – The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out a tender offer its completion in compliance with the applicable rules.

ARTICLE IX

ARBITRATION

SECTION 62 – The Company, its shareholders, directors, executive officers and members of the fiscal council, including effective and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), pursuant to its regulation, any disputes among them arising from or in relation to the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, other B3 regulations and the Novo Mercado Participation Agreement.

PARAGRAPH 1 – The provisions of this Section shall not apply in the event of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof, under the law or these Bylaws, which shall be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District).

PARAGRAPH 2 – The investiture of directors, executive officers and members of the fiscal council, including effective and alternate members, is contingent on the execution of the investiture instrument, which shall set forth that they are subject to the arbitration clause set forth in this Section 65.

ARTICLE X

SECTION 63 – The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees of the Company or its controlled companies (“Beneficiaries”), by which the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts carried out in the regular exercise of the Beneficiaries’ duties, as of the date of their investiture or beginning of the employment relationship with the Company, as applicable.

PARAGRAPH 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company shall not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases:

I.	acts performed outside the regular exercise of the Beneficiaries’ duties;

II.	acts performed by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud;

III.	acts performed by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or

IV.	indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76.

PARAGRAPH 2 – The indemnity agreements or policies shall be adequately disclosed and provide for, without limitation:

I.	the applicable terms and conditions;

II.	mechanisms to identify and handle conflicts of interest; and

III.	the procedure to be adopted in the decision-making process about the execution of indemnity agreements by the Company and the payment of amounts by the Company.

PARAGRAPH 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements or policies shall be returned by the Beneficiaries.

Annex VII – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS

(Pursuant to Section 11, item II, of CVM Instruction No. 481/09)

COMPARATIVE TABLE OF THE BYLAWS

PROPOSED AMENDMENTS TO THE BYLAWS OF EMBRAER

Report detailing the origin and justification for the proposed changes and analyzing their legal and economic effects:

Current Bylaws	Proposed Amendments to the Bylaws	Justification/Comments

Section 33. It is incumbent on the Board of Directors:

XVI. To approve the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest;

Section 33. It is incumbent on the Board of Directors:

XVI. to approve (i) the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature ; (ii) the direct holding by the Company of an ownership interest in other companies the sale of such ownership interest (except for companies of the same group of the Company which resolution is incumbent on the Board of Executive Officers), as well as new capital contributions to such companies;

Inclusion, among the powers of the Board of Directors, of the approval of capital contributions in the case of directly and indirectly controlled companies. The legal effect is that the decision on such controlled companies is now incumbent on the Board of Directors, thus, regulating the issue in the Bylaws.

Section 34. The Board of Directors shall appoint a permanent Strategy Committee, a People and Governance Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.	Section 34. The Board of Directors shall appoint a permanent Strategy and Innovation Committee, a People and ESG Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.	The change in the name of the committees has no legal or economic impact. The purpose of these names is to better reflect the functions and activities of each committee.

Section 34. paragraph 1 - The Strategy Committee and the People and Governance Committee shall be composed of at least three (3) and no more than five (5) members, most of whom must be independent members of the Board of Directors, or External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

Section 34. paragraph 1 - The Strategy and Innovation Committee and the People and ESG Committee shall be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 of Section 37 of these Bylaws

The same as the item above.
Art. 41. Item IX: to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws;

Art. 41. Item IX: to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws, as well as to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company

To regulate that the resolution on the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company are incumbent on the Board of Executive Officers (and not on the Board of Directors, which is incumbent on such decisions regarding companies outside the same group of the Company).

Annex VIII – INFORMATION ABOUT THE APPRAISERS

(Pursuant to Section 21 of CVM Instruction No. 481/09)

INFORMATION ABOUT THE APPRAISERS

1.	List the appraisers recommended by senior management

- Premiumbravo Auditores Independentes, general partnership with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Flamboyants da Península, 100, Block 003, offices 201 to 207, Barra da Tijuca, CEP 22.776-070, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 07.796.259/0001-30 and enrolled with the Regional Accounting Council of the State of Rio de Janeiro (CRC-RJ) under No. 004216/8.

2.	Describe the qualifications of the recommended appraisers

- Premiumbravo Auditores Independentes specializes in appraisals that have been operating since 2004 in the market with several companies served. Premiumbravo Auditores Independentes is able to meet all the required value standards, nationally and internationally, throughout the phases and operations that make up the business life cycle. The reports prepared by Premiumbravo Auditores Independentes comply with the laws of corporations, accounting pronouncements committee, corporate restructuring, public offering of shares, among others.

3.	Provide a copy of the work proposal and the compensation of the recommended appraisers

The work and remmuneration proposal is attached after this Manual.

4.	Describe any relevant relationship over the past three (3) years between the recommended appraisers and the company’s related parties, as defined by the accounting standards concerning this matter.

Premiumbravo Auditores Independentes has no direct or indirect interest in the companies involved or in the operation, nor is there any other relevant circumstance that could characterize a conflict of interest. Premiumbravo Auditores Independentes has no investments in Embraer or any group company, nor has it performed any other service for Embraer in the last three (3) years other than making a report in October 2020, for internal appraisal of the value of a company for possible acquisition of control.

WORK AND REMMUNERATION PROPOSAL

Embraer S.A.

Premiumbravo

Professional Services Proposal

Rio de Janeiro, December 16, 2020.

Embraer S.A.

Brazil

For the attention of Mr. Rafael Albano.

REF: TECHNICAL PROPOSAL FOR PROVISION OF PROFESSIONAL SERVICES

Dear Sirs:

We would like to express in advance our satisfaction at the opportunity to present this proposal for the provision of professional services to Embraer S.A., related to the issuance of an appraisal report at book value determined by means of the accounting books, according to the scope detailed in the content of this proposal.

We are absolutely sure that this proposal reflects all our enthusiasm for providing you with unparalleled quality and commitment services.

Our services will be conducted in full compliance with the strategic objectives of your organization, seeking to minimize your concerns and add value.

We are at your disposal for any further clarifications.

Sincerely,

Luis Aurênio Barretto PREMIUMBRAVO

This proposal is structured as follows:

I.	PremiumBravo – Who We Are

Premiumbravo is a multi-functional services organization, created by professionals from the “Big Four” Audit and Consulting company, which seeks to offer its customers consistent, agile and diverse solutions in the areas of Auditiing, Tax Consulting, Due Diligence, Corporate Finance (with special emphasis on the conduction of M&A, corporate restructuring and reorganization processes), Risk Management and Business Consulting. To support this goal, Premiumbravo counts on the wide experience and knowledge of its partners, acquired through several years of services in major audit firms.

Since the establishment of Premiumbravo in 2004, we have provided services to important companies, such as:

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II. Scope of Work

The Appraisal Report of the Book Value by means of the Accounting Books will be drafted in Portuguese, for the purposes of the Savis merger process in accordance with the accounting practices adopted in Brazil, pursuant to Article 8 of Law 6,404/76 and amendments thereto, as well as NPA 14 - Appraisal Reports Issued by an Independent Auditor issued by IBRACON. Additionally, the Reports will be substantiated by notes containing the description of the book values and the criteria adopted to measure these values.

To issue the Reports, we will carry out an accounting review of the Companies. The accounting review procedures consist of:

(a)	Comparison of the values of the items with the Company’s accounting records on the reference date of the report;

(b)	Application of analytical review procedures for financial and accounting data;

(C)	Review of information and subsequent events that have or may have a material effect on the financial condition and operations of the Entity.

We estimate the period of 15 days for issuance of the report, upon delivery of the supporting documentation.

The report will be submitted for review by Embraer’s accounting and the adjustments identified will be carried out, if technically possible.

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III. Professionals In Charge of the Services

We understand that the choice of professionals and the structure for methodological support are crucial points for the success of this project. For that reason, we selected a team of partners, management and staff with prior experience and appropriate seniority in procedure review in order to meet and surpass the Company´s expectations.

The professionals in charge of the project are presented below:

Project Leader:

Luis Aurênio Barretto – Audit Partner

Audit partner, accountant, MBA in finance, with wide experience in accounting, auditing and consulting services for foreign companies, in terms of reporting according to both IFRS and Brazilian GAAP, including Brazilian companies registered with the Brazilian Securities Commission - CVM and Security Exchange Commission - SEC. Luis started his career at Deloitte Touche Tohmatsu, where he served as Audit Partner, with 18 years of experience at that firm, in addition to the years with PremiumBravo Auditores e Consultores as one of the founding partners. Luis planned, coordinated and was in charge of a wide range of services for important and strategic clients of Deloitte and PremiumBravo, such as Vale (Albras, Alunorte and Docenave), Alliant Energy (Cataguazes Group), British American Tobacco (Souza Cruz Group), Lafarge (Cimento Mauá), Aracruz Celulose, Schweitzer Mauduit, MMX BJ Services, Neoenergia Group, Brascan Group, MMX, Mitsui Gás e Energia, BHP Billiton Metais, among others.

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Quality review:

Rodrigo Pasin - Corporate Finance Partner

Master’s degree in Business Administration in the Finance area from FEA/USP. Bachelor’s degree in Business Administration from FEA-RP/USP. Author of the book “Avaliação de Empresas: um guia para Fusões & Aquisições e Private Equity”, published by Pearson Education/Financial Times/Valor Econômico, in 2010. Author of several chapters of books and articles published in Brazil and abroad. He worked at KPMG, Unibanco and Guarita & Associados. Professor of Finance at Fundação Instituto de Administração - FIA.

Project Management:

Eduardo Malanquini

Senior Audit Manager, accountant, with wide experience in accounting, auditing and consulting services for national and foreign companies, in terms of reporting according to the Brazilian GAAP, U.S GAAP and IFRS. Malanquini started his career at Deloitte Touche Tohmatsu, with 3 years of experience at that firm, in addition to 12 years at Premium Auditores e Consultores, being responsible for the supervision of important and strategic clients of the firm, such as Brascan Group, Pestana Group (Hotel chain), Brasil Supply, among others.

In addition to the expertize of partners and managers, we understand that the choice of the technical team is also a crucial point for the success of our work with our clients.

In forming the team to perform each project, we consider:

◆

Allocation of people who can effectively establish a relationship with senior management, through an open channel of communication, and who have the authority and experience to make quick decisions on matters entrusted to them.

◆	Selection of professionals who can coordinate and manage the work.

◆	Scheduling of professionals with an expressive degree of specialization.

IV. PREMIUM Differentials

We strive to convey in our proposal our technical qualifications, our structure to serve you and the curriculum of the team involved in the project, differentials that we believe makes us stand out from the competition. Besides working with a highly qualified team, what differentiates Premium Auditores is the vast participation of our partners in all stages of the project and the integrated use of multifunctional specialists. Our work ideal seeks the fulfillment of all our clients’ needs, intending to add value and reduce costs. We are extremely confident we are able to meet your expectations.

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In this regard, we seek to reflect such differentials in this proposal, highlighting the following:

✓

Impeccable technical training - PremiumBravo is a multifunctional organization drawing from the experience of a Big Four auditing company and, for this reason, is able to provide quality services, in line with the standards of large auditing companies (“Big Four”).

✓

Effective leadership of partners in the execution and delivery of projects - We allocate a substantial part of hours for the direct participation of partners and managers, either directly in the field or in the general coordination of the work. This intense participation in all stages of the project guarantees a better alignment of the objectives, in addition to substantially improving the results to be achieved. Luís Aurênio, will be the partner in charge of the project. Luís is a partner with 30 years experience in auditing (18 years at Deloitte and 12 years at Premiumbravo) for companies reporting under IFRS, Brazilian GAAP, and US GAAP.

✓

Involvement of highly qualified personnel - We allocate a substantial part of hours for the direct participation of partners and managers, either directly in the field or in the general coordination of the work. This intense participation in all stages of the project guarantees a better alignment of the objectives, in addition to substantially improving the results to be achieved. Professionals have the senior level and experience required.

✓

Efficient methodology - We have an efficient methodology based on International Auditing Standards (ISA) and field experience that allows us to achieve the best results in our work, which is conducted with professionalism, seriousness and competence.

✓

Prior planning of the project with the participation of the client - Through detailed prior planning of the project, we aim to reduce the time spent and increase the focus on crucial issues in the decision-making process.

✓

Advisory Partners - We allocate other partners to work as advisory partners, ensuring compliance with high quality and technical standards compatible with the responsibility of carrying out a serious independent audit.

✓

Effective and regular communication with the management - Our procedures include a permanent exchange of information with member of management, in order to ensure that their goals and expectations regarding the project are fully achieved.

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✓

Help in solving the problems detected - Our methodology provides for a wide familiarization with the business of the company to be acquired, as well as the immediate communication of important issues detected during the execution of our work. However, we understand that customer service is not restricted to just that, but also to providing effective advice to the Institute. Within this concept, our procedures are not limited to the communication of relevant issues, but extend to help in searching for creative solutions, within the required technical standards.

✓	Delivery of the projects on the scheduled dates with quality, efficiency and integrity - PremiumBravo firm is committed to fully meeting the deadlines required by our customers.

✓	We are a lighter and more dynamic option - We respond much more quickly to the emergency demands of our customers.

V. Code of Ethics and Confidentiality

PremiumBravo and all its professionals comply with a strict code of ethics. We comply with all laws and regulations in our profession and encourage such practice.

PremiumBravo recognizes that, in the exercise of its duties, it may have access, voluntarily or involuntarily, to exclusive or confidential information of the client. For this reason, PremiumBravo undertakes to maintain total privacy and confidentiality in relation to any data, correspondence, documents and information, which we may have access to, whether orally or in writing, during the execution of our work, and we shall not, in any manner or for any reason, reveal, transfer or dispose of this information, except with prior written consent. On the other hand, we expect our customers to maintain absolute confidentiality about the form, method and objectives of the work we develop.

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VI. Fees

Our fees are usually calculated considering the total number of hours to be incurred, the level of the professionals involved in the work and the complexity and qualification required to deliver a project within the highest standards of quality and responsibility. Therefore, we estimate fees of R$ 30,000.00 (thirty thousand reais)

These fees will be invoiced upon delivery of the draft report for your review.

The values presented above already include taxes levied on billing.

Expenses necessary to carry out the work, such as transportation, mileage and meals, which, when incurred and if required, will be reimbursed upon presentation of the respective expense reports, subject to your prior approval.

Any change in the scope of work and/or amount of work hours above those estimated that result in an increase in the abovementioned fees will be previously informed to you and will only be incurred with your approval.

VII. Validity and Formalization

This proposal is valid for 60 days, and will be subject to review thereafter with respect to the staff, terms and, consequently, costs and fees.

Thus, if the terms of this proposal are accepted, and the services mentioned are in accordance with your understanding, we request that you return to us the duly signed proposal, which will become valid as a services agreement.

Agreed:

Antônio Carlos Garcia	Fabiana Klajner
Executive VP Finance	Leschziner
EMBRAER S.A.	EVP and General Counsel

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Annex IX – APPRAISAL REPORT

(Pursuant to Section 20-A of CVM Instruction No. 481/09)

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Savis Tecnologia e

Sistemas S.A.

Appraisal of the Shareholders’

Equity Determined by Means of

Accounting Books

Premiumbravo Auditores Independentes

SAVIS TECNOLOGIA E SISTEMAS S.A. Appraisal Report determined by means of accounting

SAVIS TECNOLOGIA E SISTEMAS S.A.

APPRAISAL REPORT OF THE NET ASSETS

DETERMINED BY MEANS OF ACCOUNTING BOOKS

PREMIUMBRAVO AUDITORES INDEPENDENTES, a general partnership with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Flamboyants da Península, 100, Block 003, offices 201 to 207, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 07.796.259/0001-30 and enrolled with the Regional Accountancy Board of the State of Rio de Janeiro (CRC-RJ) under No. 004216/8, hereby represented by its Technical Manager Luis Aurênio Barretto, enrolled with the Regional Accountancy Board of the State of Rio de Janeiro (CRC-RJ) under No. 076875/0, upon request of EMBRAER SA’s management to carry out the appraisal of the net assets of SAVIS TECNOLOGIA E SISTEMAS S.A. (hereinafter referred to as “SAVIS” or “Company”), based on the balance sheet prepared on December 31, 2020, as a specialized company, for the purpose of the merger of SAVIS into EMBRAER SA, pursuant to articles 226 and 227 of Law No. 6,404/76, in accordance with accounting practices adopted in Brazil, submits the result of its work.

APPRAISAL OBJECTIVE

The objective of the appraisal report of the net assets of SAVIS, comprised of assets and liabilities, based on the balance sheet prepared on December 31, 2020, pursuant to Articles 226 and 227 of Law No. 6,404/76, is to determine the net assets of SAVIS for purposes of merger into its parent company EMBRAER S.A.

SCOPE OF WORK

This Appraisal Report is issued in connection with the limited review of the Company’s balance sheet prepared on December 31, 2020, a review made based on Technical Communication CTA 20, approved by the Federal Accountancy Board (Conselho Federal de Contabilidade – CFC). This balance sheet, prepared under the responsibility of the Company’s Management, was prepared in accordance with the accounting practices adopted in Brazil, which are summarized below, as well as by the relevant internal controls that the Management determined necessary to prepare such information.

Main accounting policies:

Functional currency

After analyzing the Company’s operations and business, the Management concluded that the Real (R$) is the currency that best expresses its results and representativeness, being assumed as a functional currency and, in compliance with Brazilian legislation.

Cash and cash equivalents

Cash and cash equivalents comprise cash, available bank deposits and short-term financial investments, usually with maturity of up to 90 days from the date of procurement, with high liquidity, readily convertible into a known amount of cash subject to an insignificant amount of risk of change in value.

Inventories

Inventories are stated at the lower of cost of purchases or production or the net realizable value. The inventory valuation method is the weighted average cost.

Inventories are basically formed by raw material, goods for resale classified as parts and components and the company maintains inventories held by third parties, which are materials or equipment in test or repair.

A provision for potential losses is constituted when, based on the Management’s estimate, the items are defined as obsolete or stocked in amounts greater than those to be used in the project.

Advance payment to suppliers correspond to funds paid in advance to suppliers who are involved in the acquisition of materials for the execution of the SISFRON project. These funds are in synergy with the progress of the contract stages.

Income tax and social contribution

Tax expenses for the period comprise current and deferred income tax. The tax is recognized in the income for the year, except to the extent that it relates to items recognized directly in the shareholder’s equity or in comprehensive income. In this case, the tax is also recognized in other comprehensive income in the shareholder’s equity.

Income tax and social contribution for the current year are calculated based on the rates of 15 % plus an additional 10% on the monthly surplus taxable income of R$ 20 for income taxes, and 9% on the taxable profit for the social contribution on net income.

Deferred income tax is recognized on temporary differences between the tax and accounting bases of assets and liabilities.

A deferred income tax and social contribution asset is recognized in relation to unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they will be used. Deferred income tax and social contribution assets are reviewed at each balance sheet date and are reduced to the extent that their realization is no longer probable. On the reference date, the Company does not have deferred tax assets, therefore there is no adjustment related to this topic.

Property, Plant and Equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, net of depreciation and impairment losses.

Depreciation is calculated using the straight-line method based on the estimated useful life of the asset (note 11).

Below is a summary description of the items that make up property, plant and equipment:

(a)	Improvements to third-party properties - comprise works at third-party facilities in production and administrative areas.

(b)	Furniture and fixtures - mainly comprise furniture and fixtures used in the production and administrative areas.

(c)	Machines and equipment - comprise machines, devices and other equipment used directly or indirectly in the manufacturing process.

(d)	Vehicles - comprise automobiles used in customer support areas.

(e)	Computers and peripherals - comprise the computer equipment used mainly in the production and administrative process.

(f)	Tooling - comprise mainly tools used in the production process.

(g)	Assets under construction - comprise expenditures on property, plant and equipment that have not yet been completed.

Right-of-use assets

The Company recognizes right-of-use assets at the lease commencement date (that is, the date on which the asset is available for use). Right-of-use assets are measured at cost, less any depreciation or impairment losses and adjusted for any revaluation of lease liabilities.

The cost of the right-of-use assets includes the amount of the recognized lease liability, the initial direct costs incurred, less any lease incentives received. Right-of-use assets are depreciated using the straight-line method considering the lease term and the Company’s intention in renewal options, based on the best estimate on each reporting date. Right-of-use assets are subject to impairment test if there is evidence that their book value may be higher than the recoverable amount.

Expenses with the depreciation of the right-of-use asset are recognized as operating expenses in the income statement for the year.

Intangible assets

Intangible assets consist of computer programs (software), acquired from third parties, and capitalized and amortized over their estimated useful life (5 years). Expenses associated with software development or maintenance are recognized as expenses as they are incurred. Expenses directly associated with identifiable and unique software, controlled by the Company and which are likely to generate economic benefits greater than costs for more than one year, are recognized as intangible assets and are amortized over their estimated useful lives.

Impairment of non-current assets

The Company’s property, plant and equipment and intangible assets with defined useful lives are analyzed, at the end of the fiscal year, to assess whether there are indicators that their book value may not be recoverable, for purposes of carrying out the impairment test.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount, which represents the higher of an asset’s fair value less its costs of disposal and its value in use.

Lease liability

As of the lease commencement date, the Company recognizes lease liability measured at the present value of lease payments to be made during the lease term measured based on the contract and renewal options. Lease payments include fixed payments less any lease incentives receivable. Variable lease payments that do not depend on an index or rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate. After the commencement date, the amount of the lease liability is increased to reflect the increase in interest, installment adjustments, and reduced for lease payments made. In addition, the carrying amount of the lease liability is remeasured when there is a modification, a change in the lease term, a change in fixed lease payments or a change in the valuation for purchasing the underlying asset.

Interest is recognized in the financial income (expenses) account, net in the income statement for the year.

(i)	Determination of the lease term:

The Company determines the term of the contract as the non-cancellable lease term, plus any period covered by a renewal option, if it is reasonably certain that it will be exercised, or any option to terminate the lease, if it is reasonably certain that it will not be exercised. The Company has the option, under some of its leases, to maintain the assets for additional terms of three to five years. The Company assesses whether it is reasonably certain to exercise the renewal option, considering all relevant factors that create an economic incentive for the exercise of the renewal.

The Company reassesses the lease term if there is an event or material change in circumstances that is under its control and affects its ability to exercise (or not exercise) the option to renew (for example, a change in the business strategy).

(ii)	Short-term leases and leases of low-value assets:

The Company applies the short-term lease recognition exemption to all leases that have a contract term of less than or equal to 12 months from the commencement date and do not contain a purchase option. The practical exemption of recognition of low value assets for leases whose individual asset value is below US$ 5,000 thousand also applies.

Rent payments on short-term and low-value leases are recognized as an expense using the straight-line method over the lease term.

Recognition of revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of products and services in the normal course of the Company’s activities. Revenue is shown net of taxes, returns, rebates and discounts.

a) Revenue from long-term contracts

Sales revenues referring to operations characterized by the development of products or technologies, such as long-term contracts whose transfer of control occurs over time. In such contracts, their revenues are recognized over time in amounts equivalent to the ratio of the accrued costs incurred at the end of the reporting period divided by the estimated total costs at the conclusion, multiplied by the allocated price less the accrued revenue recognized in the previous reporting period.

The adequacy of the recognition of revenues related to sales contracts is carried out based on the best estimates of the Management; when the Company identifies an onerous contract, possible losses are recognized through the provision for losses with programs against the result of the period in which the loss was determined.

The Company understands that the cost-incurred method provides the most reliable basis for estimating the progress of contracts the revenues of which are recognized over time.

b) Revenue from the sale of spare parts, components and services

Revenues from sales of spare parts, components and services are recognized when control, as defined in CPC 47, is transferred to the customer, that is, when all recognition conditions are met, this usually occurs at the time of delivery or shipment.

Customers pay after the transfer of control, within 90 days.

c) Contract assets and liabilities

Contract assets relate to the Company’s rights to consideration for work completed and not invoiced on the date of the financial statements, mainly for development contracts, which are measured based on the percentage of fulfillment of the performance obligation and net of advance payments from customers received and any expected credit loss. Contract assets are transferred to accounts receivable from customers when the entitlements become unconditional.

Contract liabilities refer to advance payment of consideration received by the Company before deliveries. They also refer to advance payment of consideration received from customers related to the acceptance of development contracts the stage of which has not yet been performed.

d) Costs for obtaining a contract

They refer to incremental costs incurred by the Company exclusively to obtain contracts with customers that will be recovered in the fulfillment of these contracts, such as costs incurred with sales commissions and bank guarantees. Assets to obtain contracts are capitalized as other assets and amortized when (or as) the related contract revenue is recognized.

Costs of products and services

Costs of products and services consist of the cost of equipment delivered, spare parts and services provided, including:

a) Parts and components - substantially all the costs of material acquired for the execution of the SISFRON project.

b) Labor - comprise salaries and charges on salaries and are denominated in Reais.

c) Depreciation - The Company’s property, plant and equipment are depreciated using the straight-line method over their useful lives, which vary between five and twenty-five years.

d) Amortization - Intangible assets are amortized using the straight-line method, over the useful life estimated for the assets.

Provisions

Provisions are recognized taking into account the opinion of the Management and its legal advisors, the nature of the reasons, similarity with previous lawsuits, complexity and the positioning of courts, whenever the loss is assessed as probable, which would cause a probable exit of funds for the settlement of obligations, and when the amounts involved are measurable with sufficient certainty. The provisioned amounts reflect the best estimate that the Company had to measure the outflow of funds that is expected to occur.

CONCLUSION

Based on the work carried out, we conclude that the Company’s net assets, in accordance with the balance sheet as of December 31, 2020, amount to R$ 49,790,232.70 (forty-nine million, seven hundred and ninety thousand, two hundred and thirty-two reais and seventy cents) and is registered in the accounting books, in accordance with accounting practices adopted in Brazil.

Furthermore, we inform that:

(a)

In accordance with the professional standards established by the Federal Accountancy Board, we are not aware of any direct or indirect conflicts of interest nor of any other circumstance that represents a conflict of interest in relation to the services provided by us and previously described; and

(b)

We are not aware of any action by the controlling shareholder, the management of the companies involved or any other interested parties with the aim of directing, limiting, hindering or practicing any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies that are relevant to the quality of the respective conclusions contained in this Appraisal Report.

(c)

This Appraisal Report complies with the recommendations and criteria established by the Brazilian Technical Standards Association (Associação Brasileira de Normas Técnicas - ABNT), the Uniform Standards of Professional Appraisal Practice (USAP) and International Valuation Standards (IVS), in addition to the requirements imposed by different bodies, such as the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis - CPC), the Ministry of Finance, the Central Bank, the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), the Federal Accountancy Board (Conselho Federal da Contabilidade - CFC), etc.

Rio de Janeiro, January 25, 2021.

PREMIUMBRAVO	LUÍS AURÊNIO BARRETTO

Auditores Independentes	Accountant

CRC-RJ 004216/8	CRC-RJ 076875/0

ASSETS	12/31/2020

CURRENT ASSETS:

Cash and cash equivalents	36,695,679.67

Accounts receivable from controlled companies	1,015,901.00

Inventories	6,954,311.25

Income tax and social contribution recoverable	8,957,475.46

Taxes recoverable	15,541,114.68

Other	675,950.86

Total	69,840,432.92

NON-CURRENT ASSETS
Taxes recoverable	26,497,203.17

Guarantee deposits	31,000.00

Intangible assets	761,671.06

Property, plant and equipment	4,751,618.36

Right-of-use	1,219,962.21

Total	33,261,454.80

LIABILITIES

CURRENT ASSETS

Leases payable	(508,559.52)

Trade accounts payable	(20,506,720.62)

Tax obligations	(4,646,000.57)

Contract liabilities	(23,165,489.37)

Other	(3,578,136.73)

Total	(52,404,906.81)

NON-CURRENT ASSETS:
Leases payable	(865,967.36)

Other	(40,780.85)

Total	(906,748.21)

NET ASSETS	49,790,232.70

19

Annex X – INFORMATION ABOUT THE MERGER OF SAVIS

(Pursuant to Section 20-A of CVM Instruction No. 481/09)

1.       Protocol and justification of the operation, under the terms of arts. 224 and 225 of Law No. 6.404, of 1976.

The protocol and justification for the merger of SAVIS Tecnologia e Sistemas S.A. (“Merged” or “Savis”) by Embraer S.A. (“Embraer”) is found in Exhibit I.1 to this Proposal (“Protocol and Justification”).

2.       Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting companies or resulting from the operation, filed at the company’s headquarters or to which the company’s controller is a party.

There are no other agreements, contracts or pre-contracts.

3.       Description of the operation, including:

(a) Terms and conditions:

The corporate reorganization comprises the merger of Savis by Embraer, at the book value of Savis, with the consequent extinction of Savis and the succession, by Embraer, of all its assets, rights and obligations (“Merger”).

The entire equity interest representing Savis’ capital stock, which is owned by Embraer, will be canceled, as provided for in article 226, paragraph 1, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”).

The Merger will not result in an increase in Embraer’s shareholders’ equity, given that, at the time of the Merger, 100% (one hundred percent) of the equity interest representing the Merged Company’s total capital stock will be held by Embraer, and Embraer already has the restated records of the Merged Company in its restated financial statements. In addition, in replacement for the equity interest that is currently recorded in Embraer’s restated financial statements, the assets of the Merged Company, after the Merger, will be directly recorded as Embraer’s assets. Thus, as a consequence of the intended Merger, in the Embraer accounting, the investment account related to the interest in the Merged Company’s capital stock will be replaced by the assets and liabilities included in the Merged Company’s balance sheet, without any change in the capital account.

(b) Obligations to indemnify: (i) the managers of any of the companies involved; (ii) if the transaction does not take place.

There are no obligations to indemnify.

20

(c) Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction.

Before and after the Merger, there will be only common shares issued by Embraer, which will preserve the same rights and advantages, which are listed below. The equity interest representing the capital of the Merged Company will be extinguished with the Merger.

Embraer:

Entitled to dividends:

Common Shares: All common shares issued by Embraer are entitled to dividends, except shares that are held in treasury. The portion corresponding to 25% of the adjusted net income is allocated to shareholders, as a mandatory minimum annual dividend.

Voting rights:	Restricted

Description of the restricted vote:

Common Shares: I - no shareholder, or Group of Shareholders (as defined in the articles of incorporation), Brazilian or foreign, may exercise votes in a number greater than 5% of the number of shares in which the Company’s capital stock is divided; II - the group of Foreign Shareholders (as defined in the articles of incorporation) may not exercise, in each General Meeting, a number of votes greater than 2/3 of the total votes that can be exercised by the Brazilian Shareholders attending (as defined in the articles of incorporation).

Convertibility	No.

Convertibility condition and effects on capital stock	Not applicable.

Right to reimbursement of capital:	Yes.

Description of the characteristics of the capital repayment:	None.

Circulation restriction	No.

Description of the constraint	Not applicable.

Redeemable	No.

Conditions for changing the rights ensured by such securities:	Approval by the Federal Government, as holder of the special class action in any statutory reform.

Other relevant features:	The content of other relevant characteristics of the common share is described in Item 18.12 of Embraer Reference Form.

21

(d) Eventual need for approval by debenture holders or other creditors.

Under the terms of Contract No. 27/2012, for the intended operation, prior consent from the Army’s Electronic Communication Center (CCOMGEX, Centro de Comunicação Eletrônica do Exército) is required. Said consent was obtained through Official Letter No. 3-A3J/CCOMGEX, dated March 1, 2021

(e) Active and passive elements that will form each portion of the equity, in the event of a spin-off.

Not applicable.

(f) Intention of the companies resulting from obtaining registration as a security issuer.

Not applicable, since Embraer is already registered as a Category A publicly-held company.

4.       Plans for conducting social business, notably with regard to specific corporate events that are intended to be promoted.

Embraer will continue, after the Merger, to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly-held company. Embraer’s corporate purpose will also not be changed, as the Merged Company does not perform any activity other than those already included in Embraer’s corporate purpose.

5.       Analysis of the following aspects of the transaction:

(a) Description of the main expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages.

The Merger seeks to unify and centralize the activities of the Merged Company and Embraer in order to streamline operations, optimize management and minimize expenses through economies of scale. The Merger proves to be convenient considering the ever-increasing costs of maintaining different corporate structures.

(b) Costs.

It is estimated that the costs of carrying out the Merger will be of the order of approximately BRL 2,800,000.00, including expenses with publications, auditors, appraisers, lawyers, consultants, including for the implementation of IT systems (including SAP) and other professionals hired to advise on the operation, in addition to the costs of allocating internal labor.

22

(c) Risk factors.

With the Merger, the aim is to integrate the companies’ businesses and take advantage of the synergies obtained with this integration. This integration process may result in difficulties of an operational, commercial, financial, contractual and technological nature, which may result in the failure to take advantage of the expected synergies, or result in unforeseen losses or expenses. Embraer’s management may therefore not be able to successfully implement the intended integration, or to obtain the expected returns on investments related to this Merger.

(d) In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

The merger of the Merged Company is sought, for the reasons described in item 5.(a), with the succession, by Embraer, of all its assets, rights and obligations. Therefore, there is no other corporate structure that can be adopted, other than the Merger, to obtain the intended results.

(e) Replacement ratio.

Not applicable, since, as a result of the Merger, no new Embraer shares will be issued and the shares representing the Merged Company’s capital stock will be extinguished as permitted by article 226, paragraph 1, of the Brazilian Corporation Law. In addition, considering that Embraer is the owner of all the shares issued by the Merged Company, the Merger will not result in an increase or decrease in Embraer’s shareholders’ equity or capital, insofar as the Merged Company’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of the application of the equity method.

23

(f) In transactions involving parent companies, subsidiaries or companies under common control: (i) Ratio of share replacement calculated in accordance with art. 264 of Law No. 6.404, of 1976; (ii) Detailed description of the negotiation process for the replacement ratio and other terms and conditions of the transaction; (iii) If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a control block: (a) Comparative analysis of the exchange ratio and the price paid in the acquisition of control; and (b) Reasons that justify any differences in valuation in the different operations; (iv) Justification of why the replacement ratio is commutative, with the description of the procedures and criteria adopted to guarantee the commutability of the transaction or, if the replacement ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

Regarding the requirement provided for in article 264 of the Brazilian Corporation Law, at a meeting held on February 15, 2018, within the scope of CVM Process No. 19957.011351/2017-21, CVM’s Board of Directors unanimously stated that said article was not applicable in merger transactions of wholly-owned subsidiary by parent company, since, if there are no non-controlling shareholders, the fundamental condition provided for in the provision would not be present. Thus, for the purposes of the Merger, it will not be necessary for Embraer to prepare the aforementioned report.

In addition, considering that, as described in the item 5.(e) above, Embraer is the sole shareholder of the Merged Company, and no shares will be issued to replace the Merged Company’s shares, which will be extinguished as a result of the Merger, there is no need to talk about a replacement relationship.

6.       Copy of the minutes of all meetings of the board of directors, audit committee and special committees at which the transaction was discussed, including any dissenting votes.

The minutes in which the Merger was discussed can be found in Exhibit I.6 to this Proposal.

7.       Copy of studies, submissions, reports, judgements, opinions or appraisal reports of those involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report can be found in Exhibit I.7 to this Proposal.

7.1.1 Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

24

8.       Draft statutes or statutory changes to companies resulting from the transaction.

None. Embraer’s articles of incorporation will not be changed due to the Merger.

9.       Financial statements used for the purposes of the transaction, under the terms of the specific standard.

The financial statements of December 31, 2020 of the Merged Company can be found in Exhibit I.7 of this Proposal.

10.       Proforma financial statements prepared for the purposes of the transaction, in accordance with the specific standard.

Not applicable, considering that the Merger will be carried out without any dilution of Embraer’s current shareholders, therefore applying the exception provided for in article 10 of CVM Instruction 565/15.

11.       Document containing information on the companies directly involved that are not publicly-held companies.

(a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form.

4.1 Describe the risk factors that may influence the investment decision, in particular, those related to:

The merged company’s risk factors are already reflected in items 4.1 and 4.2. Embraer’s Reference Form.

4.2 Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates.

The merged company’s risk factors are already reflected in items 4.1 and 4.2. of Embraer’s Reference Form

(b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction, pursuant to item 5.4 of the reference form.

Not applicable.

(c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form.

7.1 Briefly describe the activities carried out by the issuer and its subsidiaries.

The Merged Company is dedicated to (i) design, develop, certify, industrialize, integrate, resell, market, build, maintain, monitor and inspect the execution of works, importing and exporting goods, systems and services used in the final activities of defense and security; and (ii) provide services, promote and/or carry out technical studies and activities, linked to technological research, maintenance, modernization, process management and logistical support for its products and systems.

25

7.2 In relation to each operating segment that has been disclosed in the last year-end financial statements or, where applicable, in the restated financial statements, indicate the following information:

(a)    commercialized products and services. The Merged Company has as its corporate purpose to (a) design, develop, certify, industrialize, integrate, resell, market, build, maintain, monitor and inspect the execution of works, importing and exporting goods, systems and services used in the final activities of defense and security; and (b) provide services, promote and/or carry out technical studies and activities, linked to technological research, maintenance, modernization, process management and logistical support for its products and systems.

(b)    revenue from the segment and its share of the issuer’s net revenue. Revenue in 2020: BRL 116,187,483.68 (0.59% in relation to the restated).

(c)    profit or loss resulting from the segment and its share in the issuer’s net profit. Loss in 2020: BRL 3,890,023.13 (0.11% in relation to the restated).

7.3 In relation to products and services that correspond to the operating segments disclosed in item 7.2, describe:

(a)    characteristics of the production process.

Considering the corporate purpose of the Merged Company, the main processes are related to engineering activities (integration, management and after sales).

In this sense, the production and commercialization processes are mainly related to the integration and/or industrialization of solutions involving vehicle modules, shelters, communication equipment, sensors and/or IT equipment, among others.

(b)    characteristics of the distribution process.

The distribution process considers the entire production chain of the material, from its characterization in bound and out bound to the best distribution of delivery to the final customer departing from the headquarters in Campinas/SP and with the final destination of implantation in the states of Mato Grosso and Mato Grosso do Sul.

Reverse logistics activities for materials in operation are also part of the process, within the warranty period, for maintenance and return to operation.

(c)    characteristics of the markets in which it operates, in particular (i) participation in each of the markets; and (ii) conditions of competition in the markets.

Savis’s main market is Brazil, more specifically the Armed Forces, where it acts as an integrator in providing border monitoring solutions and protection of strategic structures for Defense and Security projects.

26

Being at the forefront of the implementation of the SISFRON project (Border Monitoring and Surveillance System) for the Brazilian Army, Savis has a recognized and distinguished capacity among the national companies that fall under the EED (Strategic Defense Company) in its segment.

(d)    eventual seasonality.

In view of Brazil as the main operating market, Savis is subject to impacts related to the country’s economic and political scenarios, which can impact on budget availability and the definition of projects and acquisitions.

(e)    main inputs and raw materials, informing: (i) description of the relationships maintained with suppliers, including whether they are subject to government control or regulation, with indication of the bodies and the respective applicable legislation; (ii) eventual dependence on a few suppliers; and (iii) eventual price volatility.

Due to the characteristic of integrating activity, inputs and raw materials are mostly characterized as finished by-products, such as: vehicle modules, shelters, communication equipment, sensors and/or IT equipment, among others.

Commercially, relationships with suppliers are maintained through signed contracts and, for specific demands, sporadic contracts are made through purchase orders. In general, the aim is not to depend on any supply, which may occasionally and temporarily occur in the development phase of new technologies.

Although the development strategy is aimed at maximizing technological independence throughout the chain, some products have specific components that are subject to government control/regulation, whether from the American government due to the regulations of the United States Export Administration Regulations - EAR and International Traffic In Arms Regulations - ITAR, in addition to export licenses for specific products and services from Germany, Canada and Belgium, as well as licenses from the Brazilian Army due to the use of PCE items (Products Controlled by the Army - Legislation: R-105 - Dec. 3665 of 11/20/2000).

7.4 Identify whether there are clients who are responsible for more than 10% of the issuer’s total net revenue, stating: (a) total amount of revenue from the client; and (b) operating segments affected by revenue from the client.

Savis currently has a single client (Brazilian Army-CCOMGEX) responsible for 100% of its revenues.

27

(d) Description of the economic group, pursuant to item 15 of the reference form

Items 15.1 and 15.2 of the reference form.

a) Corporate Name	b) Nationality	c) CNPJ/ CPF	d) Number of Shares Held	e) Ownership Percentage	g) Shareholders’ Agreement	i) Name and CPF of the Legal Representative	i) Date of the Latest Change
			Total	Total
Embraer S.A.	Brazil	07.689. 002/00 01-89	83,043,273	100%	No	Not applicable	03/03/2021

28

Item 15.3 of the reference form.

Date of the latest change:	03/03/2021

Number of individual shareholders (Units)	0

Number of corporate shareholders (Units)	1

Number of institutional investors (Units)	0

Outstanding Shares

None.

Item 15.4 of the reference form.

Organization chart before the Merger:

EMBRAER
Controladas Nacionais
Embraer GPX Ltda. 99,99% - Gavião Peixoto
Embraer Defesa e Segurança Participações S.A. – 100% - SJCampos
Atech - Negócios em Tecnologias S.A. 99,99%
Visiona Tecnologia Espacial S.A. 51% – EDSP e 49% - Telebrás
Visiona International BV 100%
TEMPEST Serviços de Informática. 52,8% – EDSP, 24,5 FIP e 22,3% Coqueiro
Tempest Security Intelligence Limited 100% London, England
EZS Informática S.A. 100% São Paulo
ID IT Tecnologia da Informação Ltda 100% São Paulo
(1) SAVIS Tecnologia e Sistemas S.A. – 100%
Águas Azuis Construção Naval SPE Ltda. 13% - Itajaí (12% Atech + 75% Thyssenkrupp)
Instituto Embraer de Educação e Pesquisa - SJCampos
Embraer Prev – Soc. de Prev. Complementar - SJCampos
Controladas EUA
Embraer Aircraft Holding, Inc. 100% - Delaware
Embraer Executive Jet Services, LLC - 100% - Delaware
Embraer Executive Aircraft, Inc. 100% - Delaware
Embraer CAE Training Services, LLC – Delaware 51% ETS 49% CAE
Embraer Engineering & Technology Center USA, Inc. – 100% -Delaware
Embraer Foundation, Inc. - 100% Delaware
Embraer Business Innovation Center, Inc. - 100% Delaware
Embraer Solutions, LLC - 100% Delaware
(2) Embraer Aircraft Customer Services, LLC.
(2) Embraer Aircraft Maintenance Services, LLC 100% - Delaware
EVE Urban Air Mobility Solutions, Inc. 100% - Delaware
EVE Soluções De Mobilidade Aérea Urbana Ltda. 100% - SJCampos
(3) Refine, Inc 100% - Delaware
Controladas EMEA
Embraer Spain Holding Co., SL 100% - Espanha
ECC Investment Switzerland, AG 100% - Suiça
ECC Insurance & Financial Company 100% - Cayman
Embraer Finance Ltd. 100% -Cayman
Embraer Aviation Europe – EAE – 100% - França
Embraer Aviation International – EAI 100% - França
Embraer Europe SARL 100% - França
Embraer Aviation Netherlands B.V. 100% - Holanda
Airholding, S.A 100% - Portugal
OGMA Airholding 65% e Direção Geral de Tesouro e Finanças 35% Portugal
Controladas - Yaborã
Yaborã Empreendimentos e Participações S.A. 100 - SJCampos
ELEB Equipamentos Ltda 100% - SJCampos
Embraer Overseas Limited - 100% - Cayman
Embraer Aviation France - EAF França 100%
Embraer Netherlands Finance B.V. 100% - Holanda
Embraer Netherlands B.V. 100% - Holanda
Embraer Portugal, S.A. 100% - Portugal
Embraer Portugal Estruturas em Compósitos S.A.-100%
Embraer Portugal Estruturas Metálicas, S.A.-100%
Embraer (China) Aircraft Technical Services Co., Ltd 100%
Embraer Asia Pacific Pte Ltd. 100% - Singapore
EZ Air Interior Limited - Irlanda 50% EN e 50% Zodiac

Item 15.3 of the reference form.

None.

Item 15.6 of the reference form.

Not applicable.

29

Item 15.7 of the reference form.

None.

Item 15.8 of the reference form.

There is no other relevant information about the Merged Company.

(e) Description of share capital, pursuant to item 17.1 of the reference form.

The capital stock of the Merged Company, fully subscribed and paid in, in local currency, is BRL 86,043,273.13, divided into 86,043,273 shares, all common, registered and without par value, wholly owned by Embraer.

30

12.	Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Embraer

31

SHAREHOLDERS

SHAREHOLDER’S CPF/CNPJ	NATIONALITY-STATE	PARTICIPATES IN SHAREHOLDERS’ AGREEMENT	CONTROLLING SHAREHOLDER	LAST AMENDMENT

RESIDENT SHAREHOLDER ABROAD	NAME OF LEGAL REPRESENTATIVE OR ATTORNEY		ENTITY TYPE	CPF/CNPJ

QTY. COMMON SHARES (UNITS)		COMMON SHARES %	QTY. PREFERRED SHARES (UNITS)	PREFERRED SHARES %	QTY. TOTAL SHARES (UNITS)	TOTAL SHARES %

DETAILS BY SHARE CLASS (UNITS)

SHARE CLASS	QTY. OF SHARE (UNITS)	SHARES%

BRANDES INVESTMENTS PARTNERS L.P.

	American	No	No	03/16/2020

YES	None		Legal

112,071,399		15.135%	0	0.000%	112,071,399	15.135%

BNDES PARTICIPAÇÕES – BNDESPAR

00.383.281/0001-09	Brazilian - DF	No	No	03/31/2006

NO

39,762,489		5.370%	0	0.000%	39,762,489	5.370%

OTHERS

582,798,918		78.7%	0	0.000%	582,798,918	78.7%

TREASURY SHARES - DATE OF LAST CHANGE 03/22/2021

5,832,238		0.8%	0	0.000%	5,832,238	0.8%

TOTAL

740,465,044		100.00%	0	0.000%	740,465,044	100.00%

32

Item 15.3 of the reference form.

Embraer

Date of the latest change:	04/29/2020
Number of individual shareholders (Units)	67,692
Number of corporate shareholders (Units)	14,965
Number of institutional investors (Units)	211

Outstanding Shares

Outstanding shares corresponding to all the issuer’s shares except those held by the controller, the persons related to it, the issuer’s managers and the shares held in treasury

Common Quantity (Units)	736,143,105	99.416%

Preferred Quantity (Units)	0	0%

Total	736,143,105	99.416%

Item 15.4 of the reference form.

EMBRAER
Controladas Nacionais
Embraer GPX Ltda. 99,99% - Gavião Peixoto
Embraer Defesa e Segurança Participações S.A. – 100% - SJCampos
Atech - Negócios em Tecnologias S.A. 99,99%
Visiona Tecnologia Espacial S.A. 51% – EDSP e 49% - Telebrás
Visiona International BV 100%
TEMPEST Serviços de Informática. 52,8% – EDSP, 24,5 FIP e 22,3% Coqueiro
Tempest Security Intelligence Limited 100% London, England
EZS Informática S.A. 100% São Paulo
ID IT Tecnologia da Informação Ltda 100% São Paulo
Águas Azuis Construção Naval SPE Ltda. 13% - Itajaí (12% Atech + 75% Thyssenkrupp)
Instituto Embraer de Educação e Pesquisa - SJCampos
Embraer Prev – Soc. de Prev. Complementar - SJCampos
Controladas EUA
Embraer Aircraft Holding, Inc. 100% - Delaware
Embraer Executive Jet Services, LLC - 100% - Delaware
Embraer Executive Aircraft , Inc. 100% - Delaware
Embraer CAE Training Services, LLC – Delaware 51% ETS 49% CAE
Embraer Engineering & Technology Center USA, Inc. – 100% -Delaware
Embraer Foundation, Inc. - 100% Delaware
Embraer Business Innovation Center, Inc. - 100% Delaware
Embraer Solutions, LLC - 100% Delaware
(2) Embraer Aircraft Customer Services, LLC.
(2) Embraer Aircraft Maintenance Services, LLC 100% - Delaware
EVE Urban Air Mobility Solutions, Inc. 100% - Delaware
EVE Soluções De Mobilidade Aérea Urbana Ltda. 100% - SJCampos
(3) Refine, Inc 100% - Delaware
Controladas EMEA
Embraer Spain Holding Co., SL 100% - Espanha
ECC Investment Switzerland, AG 100% - Suíça
ECC Insurance & Financial Company 100% - Cayman
Embraer Finance Ltd. 100% -Cayman
Embraer Aviation Europe – EAE – 100% - França
Embraer Aviation International – EAI 100%- França
Embraer Europe SARL 100% - França
Embraer Aviation Netherlands B.V. 100% - Holanda
Airholding, S.A 100% - Portugal
OGMA Airholding 65% e Direção Geral de Tesouro e Finanças 35% Portugal
Controladas - Yaborã
Yaborã Empreendimentos e Participações S.A. 100 - SJCampos
ELEB Equipamentos Ltda 100% - SJCampos
Embraer Overseas Limited - 100% - Cayman
Embraer Aviation France - EAF França 100%
Embraer Netherlands Finance B.V. 100% - Holanda
Embraer Netherlands B.V. 100% - Holanda
Embraer Portugal, S.A. 100% - Portugal
Embraer Portugal Estruturas em Compósitos S.A.-100%
Embraer Portugal Estruturas Metálicas, S.A.-100%
Embraer (China) Aircraft Technical Services Co., Ltd 100%
Embraer Asia Pacific Pte Ltd. 100% - Singapore
EZ Air Interior Limited - Irlanda 50% EN e 50% Zodiaca

33

Item 15.3 of the reference form.

None.

Item 15.6 of the reference form.

Not applicable.

Item 15.7 of the reference form.

a) Event	Merger of Bradar Indústria S.A.
b) Main Business Conditions

At the Special Meeting held on April 12, 2018, the shareholders of Embraer S.A. approved the merger of the wholly owned subsidiaries Bradar Indústria S.A. and Indústria Aeronáutica Neiva Ltda. by the Company, with the consequent extinction of the companies and without the increase of Embraer’s capital stock.

c) Companies Involved	Bradar Indústria S.A., Indústria Aeronáutica Neiva Ltda. and Embraer S.A.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Extinction of Bradar Indústria S.A. and Indústria Aeronáutica Neiva Ltda.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable in the case of the merger of the subsidiary.

a) Event	Partnership for the creation of Águas Azuis Construção Naval SPE Ltda.
b) Main Business Conditions

The Brazilian Navy, through the Naval Projects Management Company - EMGEPRON, carried out a bidding process (No. 4005/2017-001 of 12.19.2017) for the construction and support services of military ships. Embraer S.A., its subsidiary Atech Negócios em Tecnologias S.A. and Thyssenkrupp Marine Systems Gmbh were chosen to carry out the project and for that, on 12.03.2019 they signed the Collaboration for Bidding and Quotaholders’ Agreement, which among other matters, dealt with the constitution of the company Águas Azuis Construção Naval SPE Ltda., incorporated on 06.01.2020.

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c) Companies Involved	Atech Negócios em Tecnologias S.A. and Embraer S.A.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Atech Negócios em Tecnologias S.A. (12%) and Embraer S.A. (13%) jointly own 25% of Águas Azuis Construção Naval SPE Ltda.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer Representations, LLP
b) Main Business Conditions	On February 14, 2017 Embraer Representations, LLP was extinguished.
c) Companies Involved	Embraer Representations, LLP.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer Credit Limited - ECL LLC.
b) Main Business Conditions	On August 17, 2017 Embraer Credit Limited - ECL LLC was extinguished.
c) Companies Involved	Embraer Credit Limited - ECL LLC.

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d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Merger of ECC Leasing Company Limited by Embraer Netherlands B.V.
b) Main Business Conditions	In March 2017, ECC Leasing Company Limited was merged by Embraer Netherlands BV, effective as of March 31, 2017.
c) Companies Involved	ECC Leasing Company Limited Embraer Netherlands B.V.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of ECC do Brasil Participações S.A. in liquidation
b) Main Business Conditions	In August 2017, ECC do Brasil Participações S.A. was extinguished.
c) Companies Involved	ECC do Brasil Participações S.A.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

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a) Event	Closure of Embraer Australia PTY. Ltd.
b) Main Business Conditions	On March 2, 2018, Embraer Australia PTY. Ltd was extinguished.
c) Companies Involved	Embraer Australia PTY Ltd.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Bradar Sensoriamento Remoto Ltda. on sale
b) Main Business Conditions

On March 30, 2018, it was held a meeting of partners of Bradar Sensoriamento Remoto Ltda. under Liquidation for resolution of dissolution of the company. The partnership was effectively closed on May 8, 2018.

c) Companies Involved	Bradar Sensoriamento Remoto Ltda. under Liquidation

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

37

a) Event	Closure of Harbin Embraer Aircraft Industry Co., Ltd.
b) Main Business Conditions	On May 22, 2018, Harbin Embraer Aircraft Industry Co., Ltd.
c) Companies Involved	Harbin Embraer Aircraft Industry Co., Ltd.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer Training Services LLC
b) Main Business Conditions	On August 6, 2018, Embraer Training Services LLC was extinguished.
c) Companies Involved	Embraer Training Services LLC.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer CAE Training Services (UK) Limited
b) Main Business Conditions	On March 5, 2019, Embraer CAE Training Services (UK) Limited went into liquidation. The partnership was effectively closed on September 10, 2020
c) Companies Involved	Embraer CAE Training Services (UK) Limited

38

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of EB Defense, LLC
b) Main Business Conditions	On December 28, 2020, EB Defense, LLC was extinguished.
c) Companies Involved	EB Defense, LLC

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer Aero Sitting Technologies, LLC
b) Main Business Conditions	On December 28, 2020, Embraer Aero Sitting Technologies, LLC was extinguished.
c) Companies Involved	Embraer Aero Sitting Technologies, LLC

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

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a) Event	Acquisition of Tempest Serviços de Informática S.A.
b) Main Business Conditions

On November 30, 2020, Embraer Defesa e Segurança Participações S.A., a direct subsidiary of Embraer S.A., acquired a majority stake in Tempest Serviços de Informática S.A. (through the subscription of new shares and the purchase of shares held by Tempest’s shareholders). With this acquisition, Embraer Defense and Security S.A. indirectly holds 100% interest in the following companies: Tempest Security Intelligence Limited, EZS Informática S.A. and ID IT Tecnologia da Informação Ltda.

c) Companies Involved	Embraer Defesa e Segurança Participações S.A., Tempest Serviços de Informática S.A., Tempest Security Intelligence Limited, EZS Informática S.A and ID IT Tecnologia da Informação Ltda.

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Closure of Embraer Commercial Aviation, LLC
b) Main Business Conditions	On September 30, 2020, Embraer Commercial Aviation, LLC was extinguished.
c) Companies Involved	Embraer Commercial Aviation, LLC

d) Effects resulting from the Transaction in the Shareholding Structure, especially on the Controlling Shareholding, of a Shareholder with more than 5% of the Capital Stock and of the Company’s Management

Not applicable.
e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure due to the transaction.
f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

40

Item 15.8 of the reference form.

There is no other relevant information about Embraer.

13.       Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to those companies, as defined by the rules dealing with a public offering for the acquisition of shares.

On this date, Embraer owns 86,043,273 common and nominative shares, all without par value, representing 100% of the Merged Company’s capital stock.

14.       Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules dealing with a public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15.       Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction:

(a) Companies involved in the transaction:

(i) and (ii) Private purchase and sale transactions

Delivery of shares due to redemption

(1) the average price:	BRL 35,142,863.00 (total redemption price)

(2) number of shares involved:	1 (one)

(3) security involved:	Ordinary nominative stock

(4) percentage in relation to the class and type of security:	0.01%

(5) other relevant conditions:	N/A

(iii) and (iv) Purchase and sale transactions in regulated markets:

Not applicable, since there were no transactions mentioned in items (iii) and (iv) above in the period.

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(b) Parties related to companies involved in the transaction:

(i) and (ii) Private purchase and sale transactions

Delivery of shares due to redemption

(1) the average price:	BRL 35,142,863.00 (total redemption price)

(2) number of shares involved:	1 (one)

(3) security involved:	Ordinary nominative stock

(4) percentage in relation to the class and type of security:	0.01%

(5) other relevant conditions:	N/A

(iii) and (iv) Purchase and sale transactions in regulated markets:

Private purchases - art. 11 of ICVM 358/02

(1) the average price:	BRL 9.11

(2) number of shares involved:	43,600

(3) security involved:	Common shares (EMBR3)

(4) percentage in relation to the class and type of security:	0.006%

(5) other relevant conditions:	N/A

42

Private purchases - art. 11 of ICVM 358/02

(1) the average price:	BRL 5.27572

(2) number of shares involved:	250,000

(3) security involved:	BONDs

(4) percentage in relation to the class and type of security:	N/A

(5) other relevant conditions:	N/A

16.         Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of Guideline CVM Opinion No. 35, of 2008.

Not applicable.

**   **   **

43

ANNEX I.1

PROTOCOL AND JUSTIFICATION FOR MERGER OF SAVIS TECNOLOGIA E SISTEMAS S.A. INTO EMBRAER S.A.

(a)    The management of EMBRAER S.A., a publicly held company headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 07.689.002/0001-89 (“Embraer”); and

(b)    The management of SAVIS TECNOLOGIA E SISTEMAS S.A., a privately held company headquartered in the city of Campinas, State of São Paulo, at Rua Sérgio Fernandes Borges Soares 1.000, Flex II, Módulos 13 parte, 15 parte and 17 parte, Condomínio Parque Corporativo Bresco Viracopos, CEP 13054-709, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 15.675.599/0001-30 (“Mergee”);

Embraer and Mergee shall hereinafter also be referred to, individually, as “Party” and, jointly, as “Parties” or “Companies”.

Hereby enter into, pursuant to and for the purposes of the provisions of article 223 et.al. of the Brazilian Corporations Law, this protocol and justification for Merger of the Mergee into Embraer (“Protocol”), accordance with the following terms and conditions:

1.    Justification for the Merger.

1.1.    The understanding is that the Merger will be advantageous for the Parties and, consequently, for their shareholders and partners, since it will result in the unification and centralization of the Parties’ corporate activities in order to rationalize operations, optimize management and minimize expenses through economy of scale. This Merger proves to be convenient considering the ever-increasing costs of maintaining different corporate structures.

1.2.    The intention of the Parties is for the Mergee to be merged into Embraer, which will absorb all of Mergee’s assets and succeed it in all rights and obligations, in accordance with the law.

1.3.    After the Merger, Embraer shall continue to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company.

2.    Merger.

2.1.    For the purposes and effects of the intended Merger, the Parties opted to determine the Mergee’s net assets, as of December 31, 2020 (“Reference Date”), and appraise them through the Appraisal Report prepared by the Specialized Company indicated below, which was appointed by mutual agreement of the Parties, adopting the accounting valuation criteria for assets and liabilities contained in articles 183 and 184 of the Brazilian Corporations Law.

44

2.2.    In compliance with legal provisions, the management of Embraer engaged specialized company PREMIUMBRAVO AUDITORES INDEPENDENTES, general partnership with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Flamboyants da Península, 100, Block 003, offices 201 to 207, Barra da Tijuca, CEP 22.776-070, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 07.796.259/0001-30 and enrolled with the Regional Accounting Council of the State of Rio de Janeiro (CRC-RJ) under No. 004216/8 (“Specialized Company”), to carry out the appraisal of the Mergee’s net assets at book value, based on Mergee’s analytical balance sheet prepared as of the Reference Date, the result of which is contained in the appraisal report attached hereto as Annex 2.2 (“Appraisal Report”).

2.2.1.    The appointment of the Specialized Company shall be submitted to ratification by Embraer’s Shareholders’ Meeting that examines this Protocol, in accordance with article 227 of the Brazilian Corporations Law.

2.2.2.    The Specialized Company represented that (i) that there is no conflict or shared interest, current or potential, with the shareholders or partners of the Parties, or with respect to the Merger; and (ii) the shareholders or management of the Parties did not direct, limit, hinder or performed any acts that have or may have compromised access to, use or knowledge of information, assets, documents or work methodologies material to the quality of its conclusions.

2.3.    On the date hereof, Embraer directly owns 100% of Mergee’s shares. Therefore, pursuant to article 10 of CVM Instruction 565/2015 (“ICVM 565”), the obligations set forth in Chapter III of ICVM 565 shall not apply. The Merger will not result in any increase or decrease in Embraer’s shareholders’ equity, considering that 100% of Mergee’s shares are owned by Embraer and to the extent that the Mergee’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of application of the equity method.

2.3.1.    In addition, in substitution for the shares that are currently recorded in the Embraer’s consolidated financial statements, the Mergee’s assets, following the Merger, will be recorded directly as assets of Embraer. Thus, as a result of the intended Merger, the investment account related to Embraer’s equity interest in the Mergee’s capital stock will be replaced in Embraer’s accounting by the assets and liabilities contained in the Mergee’s balance sheet, without any change to Embraer’s share capital account.

2.3.2.    All of the shares representing the capital of the Mergee, which are held by Embraer, will be extinguished, as permitted under article 226, §1, of the Brazilian Corporations Law.

2.3.3.    As a result of the provisions set forth in item 2.3 above, Embraer’s share capital will remain unchanged, without any new shares being issued.

45

2.3.4.    Embraer’s corporate purpose will also remain unchanged, due to the fact that the Parties have similar corporate purposes and the Mergee does not carry out any activities other than those already included in Embraer’s corporate purpose.

2.3.5.    There will also be no need for any other amendment to Embraer’s Bylaws.

2.4.    Any changes in equity occurring after the Reference Date shall be recorded in Embraer, due to the Merger, making the necessary entries in the accounting and tax books.

2.5.    Furthermore, due to the fact that Embraer is Mergee’s sole shareholder, there is no need to address the subjects of dissenting shareholders or withdrawal rights as a result of implementation of the Merger, in accordance with article 137 of the Brazilian Corporations Law.

2.6.    Inapplicability of Article 264 of Law 6,404/1976. As already stated by the Collegiate of the Brazilian Securities and Exchange Commission, in a decision issued on 02/15/08 in the scope of SEI Proceeding 19957.011351/2017-21, Article 264 of the Brazilian Corporations Law is not applicable to the Merger, since it contemplates the merger of a wholly-owned subsidiary into a publicly-held parent company, without existence of any non-controlling shareholders and, consequently, a replacement ratio, therefore lacking the fundamental condition provided for in such provision.

3.    Corporate Approvals.

3.1.    Implementation of the Merger shall be subject to performance of the following acts, all of which are interdependent:

(i)    Extraordinary shareholders’ meeting of the Mergee to, in the following order (a) approve this Protocol; (b) approve Mergee’s merger into Embraer; and (c) authorize the performance of the acts required for the Merger by the Mergee’s management; and

(ii)    Extraordinary shareholders’ meeting of Embraer to, in the following order (a) approve this Protocol; (b) ratify the appointment of the Specialized Company; (c) approve the Appraisal Report; (d) approve the Merger, with resulting extinction of the Mergee; and (e) authorize the performance of the acts required for the Merger by Embraer’s management.

4.    Miscellaneous.

4.1.    Completion of the Merger will lead to the extinction of the Mergee, which will be succeeded by Embraer in all its assets, rights, property, obligations and liabilities, pursuant to the applicable provisions of the Brazilian Corporations Law.

4.2.    All of the Mergee’s assets, including movable assets, inventory and equipment, as well as any established tax credits, existing in the Mergee’s establishments or registered in its name, will become the property of Embraer as a result of the Merger, except the Mergee’s accumulated tax losses, which will be disregarded by Embraer for all purposes.

46

4.3.    Embraer’s management shall be responsible for performing all acts required for implementation of the Merger, including the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3, of the Brazilian Corporations Law, and canceling the Mergee’s registration with the competent federal, state and municipal government departments, as well as maintaining the Mergee’s accounting books for the specified legal term.

4.4.    The Parties elect the central courts of São Paulo, State of São Paulo to resolve any matters arising out of this Protocol, waiving any other, however privileged now or in the future.

4.5.    All documents mentioned in this Protocol shall be available to Embraer’s shareholders at its respective headquarters as of the date hereof, on Embraer’s Investor Relations webpage (http://ri.embraer.com.br/), as well as on CVM’s and B3’s websites.

4.6.    This Protocol shall only be amended by means of a written document signed by the Parties.

In witness whereof, the Parties execute this Protocol in 5 (five) copies of identical content and form, together with 2 witnesses, for all legal purposes and effects.

São Paulo/SP, March 18, 2021.

(Remainder of the page intentionally left blank. Signature page to follow.).

47

(Signature Page of the Protocol and Justification for Merger of SAVIS Tecnologia e Sistemas S.A. into Embraer S.A., entered into on March 18, 2021).

Management of Embraer S.A.:

Alexandre Gonçalves Silva Chairman of the Board of Directors	Raul Calfat Vice-Chairman of the Board of Directors

Alexandre Magalhães Filho Member of the Board of Directors	Dan Ioschpe Member of the Board of Directors

Edmilson Saes Member of the Board of Directors	João Cox Neto Member of the Board of Directors

Marcio de Souza Member of the Board of Directors	Maria Letícia de Freitas Costa Member of the Board of Directors

Pedro Wongtschowski Member of the Board of Directors	Sergio Guillinet Fajerman Member of the Board of Directors

Francisco Gomes Neto President and CEO	Fabiana Klajner Leschziner Executive Vice-President, General Counsel and Chief Compliance Officer

Antonio Carlos Garcia Executive Vice-President, Financial and Investor Relations	Jackson Medeiros de Farias Schneider Executive Vice-President, Defense and Security

Jeferson Domingues de Freitas Member of the Board of Directors

48

(Signature Page of the Protocol and Justification for Merger of SAVIS Tecnologia e Sistemas S.A. into Embraer S.A., entered into on March 18, 2021).

Management of SAVIS Tecnologia e Sistemas S.A.:

Fabio Henrique Caparica Santos CEO	Walter Pinto Junior Executive Officer
Witnesses:
1. Name: ID: CPF/ME:	2. Name: ID: CPF/ME:

49

Annex 2.2

Appraisal Report - included as Exhibit IX to this Manual

50

ANNEX I.6

Minutes in which the Merger was discussed

51

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170, prédio F-100 12227-901 - S.J. dos Campos - SP Brasil

EMBRAER S.A.

LISTED COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES N. 39/2021 - BOOK 007

ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 18, 2021

On the eighteenth day of the month of March of the year two thousand and twenty one, at eight thirty a.m., an Ordinary virtual meeting of the Board of Directors (“BoD”), chaired by Alexandre Gonçalves Silva and with the participation of Vice Raul Calfat and of BoD members Alexandre Magalhães Filho, Dan Ioschpe, Edmilson Saes, Jeferson Domingues de Freitas, João Cox Neto, Márcio de Souza, Maria Letícia de Freitas Costa, Pedro Wongtschowski, and Sergio Guillinet Fajerman to resolve on the Proposal for the Extraordinary Shareholders’ Meeting (“AGE”) that will vote on the merger of Savis Tecnologia e Sistemas S.A. (“Savis”).

The BoD, in the exercise of its duties (i) approved the execution of the protocol and justification for the merger of Savis into the Company (“Protocol”), after reviewing the appraisal report, at book value, of Savis’ shareholders’ equity. The Protocol shall be filed at the Company’s headquarters; (ii) recorded that, in addition to approval by the shareholders of Savis and of the Company, prior consent by the Army Electronic Communication Center (Centro de Comunicação Eletrônica do Exército - CCOMGEX) is required for the merger of Savis to be implemented, which consent was obtained by means of Official Letter 3-A3J/CCOMGEX, dated March 1st, 2021; (iii) authorized the submission of the following matters for resolution by the Company’s shareholders in an AGE: (a) approval of the Protocol; (b) ratification of the engagement of expert company Premiumbravo Auditores Independentes (CNPJ/ME 07.796.259/0001-30) to prepare the appraisal report regarding the shareholders’ equity of Savis, for purposes of the provisions of articles 227 and 8 of Law 6,404/76; (c) approval of the appraisal report regarding the shareholders’ equity of Savis; and (d) approval of the merger of Savis into the Company.

As there were no further matters to be discussed, the Chairman closed the present meeting, of which I, Fabiana Klajner Leschziner, as Secretary of the meeting, recorded these minutes, which were signed by all participants. aa) Alexandre Gonçalves Silva – Chairman; Raul Calfat – Vice-Chairman; Alexandre Magalhães Filho – BoD member; Dan Ioschpe – BoD member; Edmilson Saes – BoD member; Jeferson Domingues de Freitas – BoD member; João Cox Neto – BoD member; Márcio de Souza – BoD member; Maria Letícia de Freitas Costa – BoD member; Pedro Wongtschowski – BoD member; Sergio Guillinet Fajerman – BoD member; Fabiana Klajner Leschziner – Secretary.

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I hereby certify that these Minutes are an authentic copy extracted from the Book of Minutes of the Board of Directors.

March 18, 2021.

Fabiana Klajner Leschziner

Secretary

53

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170, prédio F-100 12227-901 - S.J. dos Campos - SP Brazil

EMBRAER S.A.

Publicly-held Company

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE 139TH ORDINARY MEETING OF THE AUDIT COMMITTEE

HELD ON MARCH 18, 2021

On March 18, 2021, at 10 am, the members of the Audit Committee of Embraer S.A. (“Embraer” or “Company”) met, undersigned, in order to analyze and issue an opinion on (i) the Financial Statements and the Management Report referring to the fiscal year ended on December 31, 2020, as well as on the destination of the result of the fiscal year ended on December 31, 2020, (ii) of the proposal, to be submitted to the General Meeting of the Company, regarding the intended incorporation of Savis Tecnologia e Sistemas SA (“Savis”) by the Company (“Merger”), whose opinion is part of these minutes:

OPINION OF THE AUDIT COMMITTEE

The effective members of the Company’s Audit Committee, in the use of their legal attributions, according to the provisions of article 163 of Law No. 6.404/76 and, within the limits of their competence, (i) after completing the work of verifying the Financial Statements referring to the fiscal year ended on December 31, 2020, with the necessary clarifications provided by the Company’s management and based on the report and opinion of the Auditors, issued a favorable opinion on the Financial Statements, as well as on the destination of the results for the year ended on December 31, 2020, which accompanied by the Management Report, are adequate and in condition to be submitted to the analysis of the shareholders and submitted to the Brazilian Securities and Exchange Commission - CVM; and (ii) examined the Merger proposal, pursuant to the protocol and justification for the merger of Savis by Embraer (“Protocol”), entered into by the management of the Company and Savis on March 18, 2021, and, based on the aforementioned examination, verified that the Protocol is in compliance with the legal requirements provided for in Law No. 6.404/76, having given a favorable opinion to the approval, by the shareholders of the Company, meeting at the General Meeting, of the Merger, pursuant to the aforementioned Protocol.

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Closing. There being no further business to discuss, the meeting was closed and these minutes were read, found to be in compliance and signed by the members of the Audit Committee.

São Paulo, March 18, 2021.

Ivan Mendes do Carmo	José Mauro Laxe Vilela
President	Vice President

Maurĺcio Rocha Alves de Carvalho	João Manoel Pinho de Mello
Director	Director

Alessandra Rangel Rezende Vianna Silva
Secretary

55

Anexo I.7

Appraisal Report and Financial Statements - included as Exhibit IX to this Manual

56

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations